HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

RECEIVED
2008 JAN 14 A 10: 2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08403638

Date: 3 January 2008

BY AIRMAIL

Office of International Corporate Finance
Securities & Exchange Commission [redacted]
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

08000163

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED (the "Company")
- ISIN US 41068T2087

We have enclosed herewith the following documents of the Company for your filing under ISIN US 41068T2087: -

1. Copy of the Announcement of Interim Results for the six months ended 30 September 2007 dated 21 December 2007 (in English and in Chinese); and
2. A printed copy of the 2007/2008 Interim Report.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

Samantha Fung
Company Secretarial Department

PROCESSED
JAN 18 2008
THOMSON FINANCIAL

Encl.

dw 1/14

香港中環夏愨道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)
O:\Hanny 2007\HY-1 HHL\Interim\Correspondence\-004-Letter to Office of Int'l Corp. Finance.doc

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

INTERIM RESULTS

The Board of Directors of Hanny Holdings Limited (the "Company") is pleased to announce the unaudited condensed financial statements of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2007 together with comparative figures for the corresponding period in 2006 as follow:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 September 2007

		Six months ended 30 September	
	NOTES	**2007**	2006
		HK$'000	*HK$'000*
		(Unaudited)	(Unaudited)
Continuing Operations			
Turnover *(Note)*		**651,953**	88,221
Revenue	*3*	**6,898**	8,734
Cost of sales		**(3,007)**	(10,565)
Gross profit (loss)		**3,891**	(1,831)
Other income		**78,057**	68,551
Distribution and selling expenses		**(2)**	(17)
Administrative expenses		**(76,369)**	(44,757)
Finance costs	*4*	**(83,867)**	(38,886)
Change in fair value of conversion options embedded in convertible notes		**4,984**	(185,111)
Change in fair value of conversion options embedded in convertible note from an associate		**26,554**	(19,113)
Change in fair value of convertible notes designated at fair value through profit or loss		**43,544**	5,579
Gain on convertible notes converted into investments held for trading		**434,221**	–
Gain on investments held for trading		**210,798**	1,187

	NOTES	Six months ended 30 September 2007 HK$'000 (Unaudited)	2006 HK$'000 (Unaudited)
Change in fair value of investment property		–	9,000
Reversal of impairment loss on club debentures		**45**	–
Loss on disposal of available-for-sale investments		**(122)**	–
Loss on disposal of subsidiaries		–	(609)
Discount on acquisition of subsidiaries		**7,311**	116,363
Discount on acquisition of additional interests in subsidiaries		**5,491**	–
Impairment loss on other asset		**(99,288)**	–
Impairment loss on goodwill		–	(6,621)
Impairment loss on available-for-sale investments		**(16,159)**	(28,088)
(Loss) gain on partial disposal/disposal of interest in an associate		**(165,076)**	5,097
Discount on acquisition of additional interest in an associate		**148,309**	–
Share of results of associates		**72,593**	(22,122)
Profit (loss) before income tax		**594,915**	(141,378)
Income tax (expense) credit	5	**(114,864)**	971
Profit (loss) for the period from continuing operations		**480,051**	(140,407)
Discontinued Operations			
Profit for the period from discontinued operations		–	1,480,522
Profit for the period	6	**480,051**	1,340,115
Attributable to:			
Equity holders of the Company		**581,057**	491,398
Minority interests		**(101,006)**	848,717
		480,051	1,340,115
Distributions	7	**33,381**	15,027
Earnings (loss) per share	8		
From continuing and discontinued operations			
– Basic		**HK14.84 cents**	HK15.29 cents
– Diluted		**HK11.97 cents**	HK11.58 cents
From continuing operations			
– Basic		**HK14.84 cents**	HK(4.21) cents
– Diluted		**HK11.97 cents**	HK(4.21) cents

Note: Turnover comprises of revenue and gross proceeds from sale of securities.

CONDENSED CONSOLIDATED BALANCE SHEET

At 30 September 2007

	30 September 2007 *HK$'000* (Unaudited)	31 March 2007 *HK$'000* (Audited)
Non-current Assets		
Property, plant and equipment	**448,015**	133,789
Investment properties	**146,000**	146,000
Prepaid lease payments	**7,855**	–
Goodwill	**35,776**	–
Interests in associates	**1,033,115**	875,614
Available-for-sale investments	**1,050,593**	995,696
Payments and deposits for acquisition of long-term investments	**552,000**	145,000
Deposit paid for acquisition of subsidiaries	**–**	50,000
Conversion options embedded in convertible notes	**54,038**	52,070
Convertible note receivable from an associate	**53,016**	241,450
Conversion options embedded in convertible note receivable from an associate	**8,784**	44,642
Deposits for acquisition of interests in properties	**60,235**	58,830
Club debentures	**3,545**	3,500
Deferred tax assets	**1,464**	1,464
	3,454,436	2,748,055
Current Assets		
Prepaid lease payments	**515**	–
Inventories	**207**	107
Properties held for sales	**142,000**	–
Deposit paid for acquisition of subsidiaries	**30,000**	–
Other asset	**130,000**	229,288
Trade and other receivables and prepayments	**354,340**	389,173
Investments held for trading	**1,012,520**	598,748
Deposits paid for acquisition of investments held for trading	**–**	73,289
Convertible notes designated at fair value through profit or loss	**126,210**	122,549
Short-term loans receivable	**350,102**	308,549
Margin loan receivables	**3,291**	2,813
Loans to associates	**379,281**	372,072
Tax recoverable	**1,007**	1,438
Bank balances and cash	**224,794**	161,626
	2,754,267	2,259,652

	30 September 2007	31 March 2007
	HK$'000	*HK$'000*
	(Unaudited)	(Audited)
Current Liabilities		
Trade and other payables	423,032	90,723
Margin loan payables	6,212	6,377
Amounts due to related companies	368,048	162,817
Amount due to ultimate holding company	–	169,757
Tax payable	179,982	63,977
Dividend payable	33,381	–
Borrowings – due within one year	536,045	514,650
Bank overdrafts	20,620	21,006
	1,567,320	1,029,307
Net Current Assets	1,186,947	1,230,345
Total Assets Less Current Liabilities	4,641,383	3,978,400
Capital and Reserves		
Share capital	40,057	2,528
Reserves	3,160,210	2,489,962
Equity attributable to equity holders of the Company	3,200,267	2,492,490
Minority Interests	657,870	706,622
Total Equity	3,858,137	3,199,112
Non-current Liabilities		
Borrowings – due after one year	79,980	83,700
Convertible loan notes	609,113	659,341
Deferred tax liabilities	94,153	36,247
	783,246	779,288
	4,641,383	3,978,400

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared under the historical cost basis except for investment properties and certain financial instruments, which are measured at fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 March 2007. In addition, the Group adopted the following accounting policies for acquisition of additional interests in subsidiaries during the period.

Acquisition of additional interests in subsidiaries

Any excess of the consideration paid over the net assets attributable to the interests in subsidiaries acquired are accounted for as goodwill. Any excess of the net assets attributable to the additional interests in subsidiaries acquired over the consideration is recognized immediately in profit or loss.

In the current interim period, the Group has applied, for the first time, a new standard, amendment and interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning 1 April 2007.

The adoption of the new HKFRSs had no material effect on the results or the financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognized.

The Group has not early applied any of the new and revised standards, amendments or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of new and revised standards or interpretations will have no material impact on the results or the financial position of the Group.

3. SEGMENT INFORMATION

Business Segments

During the period ended 30 September 2006, the Group disposed of its subsidiaries and assets relating to the trading of computer related product business under the trade name "Memorex®" and trading of consumer electronic products, which resulted in discontinuance of business segment of (i) trading of computer related products under "Memorex® and (ii) trading of consumer electronic products.

During the period ended 30 September 2007, the Group acquired subsidiaries which were engaged in the business of water supply in the People's Republic of China (the "PRC") and resulted in a new business segment of water supply during the period.

The Group is currently organized into four business segments, namely (i) trading of non-"Memorex®" computer related products; (ii) trading of securities; (iii) sand mining and (iv) water supply.

Six months ended 30 September 2007

	Trading of non-"Memorex®" computer related products *HK$'000*	Trading of securities *HK$'000*	Sand mining *HK$'000*	Water supply *HK$'000*	Consolidated *HK$'000*
Turnover	–	645,055	3,529	3,369	651,953
Revenue from external sales	–	–	3,529	3,369	6,898
Segment result	–	2,597	(9,278)	1,839	(4,842)
Interest income					70,082
Unallocated corporate income					7,823
Unallocated corporate expenses					(67,486)
Finance costs					(83,867)
Change in fair value of conversion options embedded in convertible notes					4,984
Change in fair value of conversion options embedded in convertible notes from an associate					26,554
Change in fair value of convertible notes designated at fair value through profit or loss					43,544
Gain on convertible notes converted into investments held for trading					434,221
Gain on investments held for trading					210,798
Reversal of impairment loss on club debentures					45
Loss on disposal of available-for-sale investments					(122)
Discount on acquisition of subsidiaries					7,311
Discount on acquisition of additional interest in subsidiaries					5,491
Impairment loss on other asset					(99,288)
Impairment loss on available-for-sale investments					(16,159)
Loss on partial disposal of interest in an associate					(165,076)
Discount on acquisition of additional interest in an associate					148,309
Share of results of associates					72,593
Profit before income tax					594,915
Income tax expense					(114,864)
Profit for the period					480,051

Six months ended 30 September 2006

	Continuing operations				Discontinued operations			
	Trading of non-"Memorex*" computer related products *HK$'000*	Trading of securities *HK$'000*	Sand mining *HK$'000*	Sub-total *HK$'000*	Trading of computer related products under "Memorex*" *HK$'000*	Trading of consumer electronic products *HK$'000*	Sub-total *HK$'000*	Consolidated *HK$'000*
Turnover	7,838	79,487	896	88,221	229,442	59,811	289,253	377,474
Revenue from external sales	7,838	-	896	8,734	229,442	59,811	289,253	297,987
Segment result	(2,494)	68	(54)	(2,480)	(73,450)	1,170	(72,280)	(74,760)
Interest income				59,069			67	59,136
Unallocated corporate income				9,482			-	9,482
Unallocated corporate expenses				(44,125)			-	(44,125)
Finance costs				(38,886)			(667)	(39,553)
Change in fair value of conversion options embedded in convertible notes				(185,111)			-	(185,111)
Change in fair value of conversion options embedded in convertible notes from an associate				(19,113)			-	(19,113)
Change in fair value of convertible note designated at fair value through profit or loss				5,579			-	5,579
Gain on investments held for trading				1,187			-	1,187
Change in fair value of investment property				9,000			-	9,000
Loss on disposal of subsidiaries				(609)			-	(609)
Discount on acquisition of subsidiaries				116,363			-	116,363
Impairment loss on goodwill				(6,621)			-	(6,621)
Impairment loss on available-for-sale investments				(28,088)			-	(28,088)
Gain on disposals of interest in an associate				5,097			-	5,097
Share of results of associates				(22,122)			-	(22,122)
Loss before income tax				(141,378)			(72,880)	(214,258)
Income tax credit				971			26,235	27,206
Gain on disposal of discontinued operations				-			1,527,167	1,527,167
(Loss) profit for the period				(140,407)			1,480,522	1,340,115

4. FINANCE COSTS

	Continuing operations Six months ended 30 September 2007 HK$'000	Continuing operations Six months ended 30 September 2006 HK$'000	Discontinued operations Six months ended 30 September 2007 HK$'000	Discontinued operations Six months ended 30 September 2006 HK$'000	Consolidated Six months ended 30 September 2007 HK$'000	Consolidated Six months ended 30 September 2006 HK$'000
Interest on:						
Borrowings	**64,752**	27,219	**–**	667	**64,752**	27,886
Convertible loan notes	**19,115**	11,667	**–**	–	**19,115**	11,667
	83,867	38,886	**–**	667	**83,867**	39,553

5. INCOME TAX (EXPENSE) CREDIT

	Continuing operations Six months ended 30 September 2007 HK$'000	Continuing operations Six months ended 30 September 2006 HK$'000	Discontinued operations Six months ended 30 September 2007 HK$'000	Discontinued operations Six months ended 30 September 2006 HK$'000	Consolidated Six months ended 30 September 2007 HK$'000	Consolidated Six months ended 30 September 2006 HK$'000
The (expense) credit comprises:						
Profits tax:						
Hong Kong Profits Tax	**(114,921)**	(125)	**–**	–	**(114,921)**	(125)
Overseas	**–**	1,083	**–**	–	**–**	1,083
Deferred tax:						
Current period credit	**57**	13	**–**	26,235	**57**	26,248
	(114,864)	971	**–**	26,235	**(114,864)**	27,206

Hong Kong Profits Tax was calculated at 17.5% of the estimated assessable profit for both periods.

Income tax arising other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

6. PROFIT FOR THE PERIOD

	Continuing operations Six months ended 30 September		Discontinued operations Six months ended 30 September		Consolidated Six months ended 30 September	
	2007	2006	**2007**	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Profit for the period has been arrived at after charging (crediting):						
Allowance for bad and doubtful debts	**11,338**	6,479	**–**	11,878	**11,338**	18,357
Impairment loss on goodwill *(note)*	**–**	6,621	**–**	–	**–**	6,621
Depreciation of property, plant and equipment	**11,979**	4,607	**–**	1,023	**11,979**	5,630
Exchange losses (gain)	**4,184**	(7,742)	**–**	(5,133)	**4,184**	(12,875)
Interest income	**(70,082)**	(59,069)	**–**	(67)	**(70,082)**	(59,136)

Note: The impairment loss on goodwill represents full amount of goodwill arising on acquisition of Rapid Growth Limited in prior years, a subsidiary engaged in the business of property investment.

7. DISTRIBUTIONS

	2007	2006
	HK$'000	*HK$'000*
Final, declared – HK1 cent per share for 2007, with a scrip option	**33,381**	–
Final, paid – HK6 cents per share for 2006, with a scrip option	**–**	15,027
	33,381	15,027

The directors have resolved to declare an interim dividend of HK0.5 cent with scrip option (2006: HK5 cents with scrip option) should be paid to shareholders of the Company whose name appear on the Register of Members of the Company on 22 February 2008.

On 13 September 2007, a dividend of HK1 cent per share in cash with scrip option was declared to shareholders as a final dividend for the year ended 31 March 2007, amounting to HK$33,381,000.

On 28 July 2006, a dividend of HK6 cents per share in cash with scrip option was declared to shareholders as a final dividend for the year ended 31 March 2006, amounting to HK$15,027,000.

Cash and share dividends were offered in respect of the 2006 final and 2007 final dividends. These cash and share dividends were as follows:

	2007	2006
	HK$'000	*HK$'000*
Dividend		
– Cash	**32,057**	7,758
– Share alternative	**1,324**	7,269
	33,381	15,027

8. EARNINGS (LOSS) PER SHARE

(i) From continuing and discontinued operations

The calculation of the basic and diluted earnings per share from continuing and discontinued operations attributable to equity holders of the Company is based on the following data:

	Six months ended 30 September	
	2007	2006
	HK$'000	*HK$'000*
	(Note)	*(Note)*
Earnings:		
Earnings for the period attributable to equity holders of the Company for the purpose of basic earnings per share	**581,057**	491,398
Adjustment to the share of results of an associate based on its dilution of its earnings per share	**(5,029)**	–
Interest on convertible loan notes	**19,115**	11,667
Earnings for the period attributable to equity holders of the Company for the purposes of diluted earnings per share	**595,143**	503,065

	2007	2006
	'000	*'000*
	(Note)	*(Note)*
Number of shares:		
Weighted average number of ordinary shares for the purpose of basic earnings per share	**3,915,286**	3,213,606
Effect of dilutive potential ordinary shares		
– Share options	**–**	1,741
– Convertible loan notes	**1,054,774**	1,130,765
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**4,970,060**	4,346,112

Note: The weighted average number of ordinary shares had been adjusted for the effect of bonus issue.

(ii) From continuing operations

The calculation of the basic earnings per share from continuing operations attributable to equity holders of the Company for the period is based on the following data:

	Six months ended 30 September	
	2007	2006
	HK$'000	*HK$'000*
Earnings (loss):		
Profit for the period attributable to equity holders of the Company	**581,057**	491,398
Less: Profit for the period from discontinued operations attributable to equity holders of the Company	–	(626,636)
Profit (loss) for the purpose of basic earnings (loss) per share from continuing operations	**581,057**	(135,238)
Adjustment to the share of results of an associate based on its dilution of its earning per share	**(5,029)**	–
Interest on convertible notes	**19,115**	–
Profit (loss) for the purpose of diluted earnings (loss) per share from continuing operations	**595,143**	(135,238)

The diluted earnings per share for the period ended 30 September 2006 taking into account of the exercise of share options and the conversion of convertible loan notes would result in a decrease in loss per share from continuing operations.

The denominators used are the same as those for continuing and discontinued operations.

It has not accounted for the conversion of the convertible note issued by the associate for the period ended 30 September 2006 since such conversion is anti-dilutive.

9. CHANGE IN PRESENTATION

In previous period, sale proceeds and related cost of sales of financial assets were presented in the condensed consolidated income statement within turnover and cost of sales respectively.

In preparation for the interim financial information for the period ended 30 September 2007, the presentation of turnover and cost of sale for sales of investments held for trading have been changed to reflect the nature of sales of financial assets in a more appropriate manner, whereby the net gain/losses on sales of financial assets are presented in the condensed consolidated income statement as gain on investments held for trading.

The effects of the change in presentation have been accounted for retrospectively with comparative figures changed. The specific line items affected are as follows:

	Six months ended 30 September	
	2007	2006
	HK$'000	*HK$'000*
Decrease in revenue	**645,055**	79,487
Decrease in cost of sales	**126,614**	77,041

INTERIM DIVIDEND

The directors have resolved to declare an interim dividend of HK0.5 cent per share in cash with scrip option for the six months ended 30 September 2007 (2006: HK5 cents) to those shareholders whose names appear on the Register of Members of the Company on 22 February 2008. The relevant dividend warrants and/or share certificates will be despatched to the shareholders on or around 20 March 2008.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Thursday, 21 February 2008 to Friday, 22 February 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all completed share transfers forms accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 20 February 2008.

MANAGEMENT DISCUSSION AND ANALYSIS

Results and financial review

Results

For the period ended 30 September 2007, the Group's unaudited consolidated profit before minority interests was HK$480.1 million (9/30/2006: HK$1,340.1 million), which comprised of profit after operating income and expenses from continuing operations of HK$5.5 million (9/30/2006: HK$21.9 million, as restated), finance costs of HK$83.9 million (9/30/2006: HK$38.8 million), increase in fair value of conversion options embedded in convertible notes of HK$5.0 million (9/30/2006: decrease of HK$185.1 million), increase in fair value of conversion options embedded in convertible note from an associate of HK$26.5 million (9/30/2006: decrease of HK$19.1 million), increase in fair value of convertible notes designated at fair value through profit or loss of HK$43.5 million (9/30/2006: HK$5.5 million), gain on convertible notes converted into investments held for trading of HK$434.2 million (9/30/2006: Nil), gain on of investments held for trading of HK$210.8 million (9/30/2006: HK$1.2 million), discount on acquisition of subsidiaries of HK$7.3 million (9/30/2006: 116.3 million), discount on acquisition of additional interests in subsidiaries of HK$5.5 million (9/30/2006: Nil), impairment loss on other asset of HK$99.3 million (9/30/2006: Nil), impairment loss on available-for-sale investments of HK$16.1 million (9/30/2006: HK$28.0 million), loss on partial disposal of interest in an associate of HK$165.0 million (9/30/2006: gain on disposal of HK$5.1 million), discount on acquisition of additional interest in an associate of HK$148.3 million (9/30/2006: Nil), share of net results of associates of HK$72.6 million (9/30/2006: losses of HK$22.1 million), and income tax expense from continuing operations of HK$114.8 million (9/30/2006: income tax credit of HK$0.9 million). While there was an increase in fair value of investment property, impairment loss on goodwill, loss on disposal of subsidiaries and profit from discontinued operations of HK$9.0 million, HK$6.6 million, HK$0.6 million and HK$1,480.5 million, respectively, for the period ended 30 September 2006, there were no such items for the period.

Segment Results

During the period, the Group experienced a decline in growth as well as gross profit margin. This deterioration was mainly due to the suspension of trading of non-"Memorex®" computer related products during the period.

For trading of securities, segment turnover amounted to HK$645.0 million, increasing by HK$565.6 million (over 100%) from the same interim period in 2006 and segment result recorded HK$2.6 million, increasing by HK$2.6 million (100%) from the same interim period in 2006.

For sand mining segment, segment turnover amounted to HK$3.5 million, increasing by HK$2.6 million (over 100%) from the same interim period in 2006 and segment loss recorded HK$9.3 million, increasing by HK$9.3 million (100%) from the same interim period in 2006.

During the period, water factory segment was included as a result of the acquisition of a subsidiary, with segment turnover of HK$3.4 million and segment result of HK$1.8 million.

Investment in Convertible Notes

During the period, the Group acquired two unlisted convertible notes issued by companies listed on the Stock Exchange for an aggregate consideration of HK$158.2 million in addition to the existing seven convertible notes acquired in prior years. An aggregate of HK$636.4 million was converted into investments held for trading during the period. One of the convertible notes stated at fair value of HK$18.9 million as at 31 March 2007 was redeemed. The aggregate fair value increase of HK$5.0 million in respect of the conversion option element and decrease of HK$4.5 million in respect of the debt element were recognized in profit and loss and reserves, respectively. In addition, the aggregate fair value increase in respect of the convertible notes designated at fair value through profit or loss, gain on convertible notes converted into investments held for trading and fair value increase in conversion options embedded in convertible notes from an associate of HK$43.5 million, HK$434.2 million and HK$26.5 million, respectively, were recognized in condensed consolidated income statement.

Liquidity

Bank and cash balances at 30 September 2007 increased significantly to HK$224.8 million (3/31/2007: HK$161.6 million), accounting for 7.1% (3/31/2007: 6.5%) of the net tangible asset value of the Group. Such increase was mainly attributable to the top-up subscription of 43.5 million Company's shares during the period. The cash was mainly used for daily operations and investments in financial instruments during the period. The current ratio of the Group at 30 September 2007 was 1.7 (3/31/2007: 2.2).

Financial Review

The current assets of the Group at 30 September 2007 increased by HK$494.6 million (21.9%) to HK$2,754.2 million (3/31/2007: HK$2,259.6 million).

Such increase was mainly attributable to the increase in properties held for sales of HK$142.0 million, investments held for trading of HK$413.8 million, short-term loans receivable of HK$41.5 million, loans to associates of HK$7.2 million and bank balances and cash of HK$63.1 million at period end as compared to 31 March 2007. Such increase outweighed the decrease in other asset of HK$99.2 million, trade and other receivable and prepayments of HK$34.8 million, and deposits paid for acquisition of investments held for trading of HK$73.2 million. Deposit paid for acquisition of subsidiaries of HK$30.0 million was reclassified from non-current assets as at 31 March 2007 to current assets as at 30 September 2007.

Other asset of HK$130.0 million as at 30 September 2007 was stated at fair value with reference to quoted market bid price. The decrease in fair value was charged to the condensed consolidated income statement during the period.

Trade and other receivables and prepayments decreased from HK$389.1 million as at 31 March 2007 to HK$354.3 million as at 30 September 2007. Such decrease was mainly attributable to the settlement of receivables from borrowers. The number of days for debtors turnover decreased from 104 days last year to 0.5 day in current period and such decrease was mainly attributable to repayment from borrowers before the period end.

Short-term loans receivable and loans to associates increased in aggregate from HK$680.6 million as at 31 March 2007 to HK$729.4 million as at 30 September 2007. Such increase was mainly attributable to a number of loan agreements entered into with third parties and an associate of an aggregate principal amount of HK$422.0 million during the period. During the period, an aggregate amount of HK$373.2 million was repaid, satisfied by cash and other payables.

Deposits paid for acquisition of investments held for trading of HK$73.2 million was reclassified to investments held for trading as at 30 September 2007.

Trade and other payables increased from HK$90.7 million as at 31 March 2007 to HK$423.0 million as at 30 September 2007. Such dramatic increase was mainly attributable to the promissory notes of HK$110.0 million issued to third parties in relation to the acquisitions of various investment projects, amount payable to creditors in relation to securities trading of HK$152.5 million, and increase arising from acquisitions of subsidiaries. The number of days for creditors turnover decreased from 72 days last year to 1.7 days in current period and such decrease was mainly attributable to settlement before period end.

At 30 September 2007, total borrowings of the Group amounted to HK$1,245.7 million (3/31/2007: HK$1,278.6 million), of which HK$689.1 million (3/31/2007: HK$743.0 million) were not repayable within one year. The borrowings included bank and other borrowings of HK$616.0 million (3/31/2007: HK$598.3 million), overdrafts of HK$20.6 million (3/31/2007: HK$21.0 million). In addition, there were convertible loan notes of HK$609.1 million as at 30 September 2007 (3/31/2007: HK$659.3 million). The slight decrease in borrowings was mainly due to the new loan of HK$20.0 million granted to the Group for the purposes of investment and daily operation. Repayment of HK$2.3 million was made during the period. Overdrafts decreased by HK$0.4 million as compared to 31 March 2007. Convertible loan notes of HK$55.2 million were converted during the period, with coupon interest paid of HK$14.1 million and effective interest accrued of HK$19.1 million.

Interests in associates

The increase in balance from HK$875.6 million as at 31 March 2007 to HK$1,033.1 million as at 30 September 2007 was mainly due to the increase of HK$74.9 million arising from further acquisition of an associate, and currency realignment of HK$3.7 million. During the period, the Group had shared profits and increase in reserves of associates of HK$72.6 million and HK$6.3 million, respectively.

Pledge of assets

At 30 September 2007, certain assets of the Group amounting to HK$698.4 million (3/31/2007: HK$300.0 million) were pledged to banks and financial institutions for loan facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at 30 September 2007 significantly decreased to 38.9% (3/31/2007: 51.3%) owing to the conversion of convertible loan notes during the period and increase in shareholders' funds.

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars. The risk of foreign exchange fluctuation has not been significant to the Group. Interest rates of bank and other loans are at Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts.

Contingent liabilities

At 30 September 2007, the Group had guarantee given to a bank in respect of banking facilities utilized by a third party of HK$27.7 million (3/31/2007: HK$23.2 million).

Employees and remuneration policies

As at 30 September 2007, there were approximately 85 staff members (3/31/2007: 45) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to be reviewed every year. The Group also provided employee training programs, a mandatory provident fund scheme, medical insurance and discretionary bonuses. Share options are awarded to employees on a merit basis. However, no share options were granted during the period.

Business and operations review

During the six months ended 30 September 2007, the Group captured a significant profit of HK$581.1 million, due mainly to a significant increase in fair value of investment in securities and embedded options of convertible notes. The results are really encouraging.

In the robust financial markets, the Group has realised certain sizeable profit and working capital out of its portfolio of marketable securities. The Group aimed to capture a satisfactory level of return from certain securities which are deemed over-priced at then market environment. In the recent volatile financial markets, the Group has taken the opportunity to shuffle the mix of the portfolio which then became resilient to future market turmoil. Besides its holdings in marketable securities, the investment in convertible notes issued by listed companies is another asset contributing values to the Group.

Sand Mining is another area of business development the Group is focusing on. Given the early stage of investment, the sand mining segment did not contribute significantly to the Group's results for the period. By collaboration between company holding sand reserve license and our sand dredgers, the Group has been taking up growth in both revenue and earnings out of this segment. As sand is a limited natural resources, we remain confident this segment will prosper and have a positive contribution to the Group.

In June 2007, the Group acquired an industrial water supply company, a business operating in the PRC market. The contributions of this business since acquisition have been promising. Since acquisition, the Group has been renewing its contracts with the existing customers and negotiated better contract terms.

In addition to the industrial water supply business, the Group had teamed up relevant resources and business connections to acquire several projects involving assets of land use rights and commercial complex in the PRC. During the due diligence process, the Group carefully identified any viable projects by assessing in the potential reasonable revenue and earnings against the investment made and to be made to that project.

Significant Investment

China Enterprise Limited ("CEL", carried on business in Hong Kong as China Tire Holdings Limited)

During the period under review, CEL continues to be an investment holding company. CEL is engaged in the business of property investment and development in the People's Republic of China ("PRC") and has substantial interests in Hangzhou Zhongce Rubber Company Limited and Wing On Travel (Holdings) Limited, which are principally engaged in manufacturing and marketing of tires in the PRC and other countries aboard, and the business of providing package tour, travel, and other related services and hotel operations, respectively.

Major Strategic Investments

PSC Corporation Ltd. ("PSC")

At 30 September 2007, the Group held an effective interest of 24.21% in PSC , which is principally engaged in the manufacturing of food and other products, distribution of food and other fast moving consumer goods, logistics and franchising, healthcare consultancy and services, and education.

Intraco Limited ("Intraco")

At 30 September 2007, the Group held an effective interest of 7.24% in Intraco, which focuses on four core businesses, which include commodities trading, projects, info-communications and the distribution of semiconductors.

Tat Seng Packaging ("Tat Seng")

At 30 September 2007, the Group held an effective interest of 15.47% in Tat Seng, which is one of Singapore's leading manufacturers of corrugated paper packaging product with operations in Singapore, Suzhou and Hefei in the PRC. The Tat Seng Packaging group designs, manufactures and sells corrugated paper packaging products for the packing of diverse range of products according to customers' specifications. Its key products include corrugated paper boards, corrugated paper cartons, die-cut boxes, assembly cartons, heavy duty corrugated paper products and other packaging related products.

Wing On Travel (Holdings) Limited ("Wing On Travel")

At 30 September 2007, the Group held an effective interest of 17.23% in Wing On Travel, which is principally engaged in the business of providing package tours, travel and other related services, and hotel operation including a hotel chain branded under the name of "Rosedale" in Hong Kong and the Mainland.

Corporate Development

Placing and Subscription of Shares

On 11 April 2007, it was announced that a placing and subscription agreement was entered into between ITC Corporation Limited (stock code: 372) ("ITC", being the vendor), the Company and Taifook Securities Company Limited (being the placing agent and underwriter) on 11 April 2007 pursuant to which (i) the placing agent agreed to place 43,500,000 existing shares of the Company of HK$0.01 each at the price of HK$3.40 per placing share on behalf of ITC on a fully-underwritten basis to not less than six placees who were independent third parties, and (ii) ITC agreed to subscribe for 43,500,000 new shares at the same price of HK$3.40 per share. The placing price was equal to the subscription price of HK$3.40 represents a discount of approximately 5.0% to the closing price of HK$3.58 per share as quoted on the Stock Exchange on 30 March 2007. The Company intended to use the estimated net proceeds from the subscription of approximately HK$143 million for the Group's general working capital purposes and investment in natural resources related business in the PRC. Further details of the placing and subscription are set out in the Company's announcement dated 11 April 2007.

Bonus Issue of new shares and change in board lot size

On 11 April 2007, it was announced that a bonus issue of new shares be made to the shareholders on the basis of ten bonus shares for every one existing issued share held on 21 May 2007. The bonus issue was approved by the shareholders at the special general meeting of the Company held on 21 May 2007.

It was also announced that subject to the issue of the bonus shares, the board lot size of the shares for trading on the Stock Exchange would be changed from 2,000 shares to 8,000 shares with effect from 6 June 2007. Further details of the bonus issue and the change in board lot size are set out in the circular of the Company dated 3 May 2007.

Subscription of shares and convertible notes of Wonson International Holdings Limited (stock code: 651) ("Wonson")

On 25 April 2007, it was announced that a share placing contract ("Share Placing Contract") and convertible notes placing contract ("CN Placing Contract") were executed between Total Wealth Investments Limited (being an indirect wholly owned subsidiary of the Company) and Taifook Securities Company Limited (being the placing agent) on 24 April 2007 in relation to the subscription of 125,000,000 shares in the capital of Wonson and a 4% convertible notes of Wonson with the principal amount of HK$40,000,000. The Share Placing Contract and the CN Placing Contract were completed on 21 May 2007 and 18 May 2007 respectively. Further details of this transaction are set out in the circular of the Company dated 15 May 2007.

The Underwriting Agreement and Subscription of right shares of See Corporation Limited (stock code: 491) ("SCL")

On 14 May 2007, it was announced that the Company took up its entitlement of 92,959,092 rights shares of SCL under an underwriting agreement entered into between the Company and SCL on 6 March 2007 whereby the Company agreed to fully underwrite up to 367,047,620 rights shares of SCL at a price of HK$0.20 per rights share, and the Company executed an undertaking to SCL to take up its entitlement in full under the rights issue of SCL. Further details of this transaction are set out in the circular of the Company dated 4 April 2007.

Subscription of convertible bond of China Star Entertainment Limited (stock code: 326) ("China Star")

On 18 May 2007, it was announced that a conditional subscription agreement was entered into between Improvemany International Limited (being an indirect wholly-owned subsidiary of the Company) and China Star on 19 January 2007 in relation to the subscription of zero coupon convertible bonds of China Star with the principal amount of HK$124.5 million was completed. Further details of this transaction are set out in the circular of the Company dated 16 February 2007.

Top-Up Subscription of shares in ITC Properties Group Limited (stock code: 199) ("ITC Properties", formerly known as Macau Prime Properties Holdings Limited)

On 18 May 2007, it was announced that a placing and subscription agreement ("Top-Up Placing and Subscription Agreement") was entered into between Loyal Concept Limited ("Loyal Concept", an indirect wholly-owned subsidiary of the Company, being the vendor), ITC Properties and Kingston Securities Limited (being the placing agent) on 18 May 2007 pursuant to which Loyal Concept agreed to place, through the placing agent, an aggregate of 300,000,000 shares in the capital of ITC Properties, on a fully underwritten basis to not less than six placees at the price of HK$0.56 per placing share and Loyal Concept conditionally agreed to subscribe for an aggregate of 300,000,000 top-up subscription shares at a price of HK$0.56 per share. The Top-Up Placing and Subscription Agreement were completed on 1 June 2007. Details of the transaction are set out in the circular of the Company dated 8 June 2007.

Subscription of convertible notes of See Corporation Limited (stock code: 491) ("SCL")

On 26 June 2007, it was announced that a subscription agreement ("Subscription Agreement") was entered into between the Company and SCL on 20 June 2007 in relation to the subscription of 1% convertible notes of SCL with the principal amount of HK$100,000,000 and may, upon notification by SCL, elect to subscribe for the additional amount of up to HK$100,000,000. Further details of the Subscription Agreement are set out in the circular of the Company dated 17 July 2007.

On 31 August 2007, it was announced that the long stop date of the Subscription Agreement was extended to 30 November 2007.

On 29 November 2007, it was announced that the Company did not exercise the option to subscribe for any additional amount and that SCL issued and the Company subscribed for the convertible notes with a total principal amount of HK$100,000,000 pursuant to the Subscription Agreement. Completion of the Subscription Agreement took place on 5 December 2007.

Acquisition of 88% equity interest in Jianghai Trading Company Limited

On 19 July 2007, it was announced that Widecheer Limited (an indirect wholly-owned subsidiary of the Company, being the purchaser) entered into a conditional agreement with an independent third party (being the vendor) to acquire the entire interest in the capital of Rainbow Plus Limited at the consideration of HK$179 million. Rainbow Plus Limited, through its wholly owned subsidiary, is interested in 88% equity interest in Jianghai Trading Co. Ltd., a company incorporated in the PRC which is principally engaged and is licensed in sales of construction sand, and will be licensed to do sand mining operation business. Further details of this transaction are set out in the circular of the Company dated 9 August 2007.

Bonus Issue of New Shares

On 27 July 2007, it was announced that a bonus issue (the "Bonus Issue") be made to the shareholders on the basis of one bonus share for every five existing issued shares held on 10 September 2007. The Bonus Issue was approved by the shareholders at the special general meeting of the Company held on 10 September 2007. Further details of the Bonus Issue are set out in the circular of the Company dated 24 August 2007.

Placing and Subscription of Shares

On 27 August 2007, it was announced that: (1) a conditional placing agreement (the "Placing Agreement", as amended by a supplemental agreement dated 10 September 2007) was entered into between the Company and Kingston Securities Limited (being the placing agent) on 24 August 2007 pursuant to which the placing agent agreed to place, on a best effort basis, up to an aggregate of 501,000,000 new shares of the Company at the price of HK$0.29 per share (adjusted from HK$0.35 as a result of the Bonus Issue); and (2) a conditional subscription agreement (the "Subscription Agreement", as amended by a supplemental agreement dated 10 September 2007) was entered into between the Company and ITC Corporation Limited (stock code: 372) ("ITC") on 24 August 2007 pursuant to which ITC agreed to subscribe (or procure its nominee(s) to subscribe) up to 499,000,000 new shares of the Company at HK$0.29 per share (adjusted from HK$0.35 as a result of the Bonus Issue) which shall be the same as the number of placing shares to be placed under the Placing Agreement but not more than 499,000,000 shares.

The maximum net proceeds from the placing and the subscription was in aggregate of approximately HK$344 million which was intended to be used by the Company for opportunistic investments in the PRC should appropriate opportunities arise and where the Directors consider it in the interests of the Company to do so and/or for general working capital of the Group. The Placing Agreement and the Subscription Agreement and the transactions contemplated thereunder were approved by the shareholders at the special general meeting of the Company held on 5 October 2007. Further details of the Placing Agreement and the Subscription Agreement are set out in the circular of the Company dated 17 September 2007.

OUTLOOK

The PRC government's move to conduct feasibility studies to allow PRC citizens to trade securities listed on the Hong Kong Stock Exchange bodes well for Hong Kong as this is a positive indicator that the financial markets in Hong Kong are well-positioned and a sign that Hong Kong stock market has been given a very important ranking among the PRC security markets in the eyes of the PRC government. When the PRC government proceeds with this move, the Hong Kong financial markets are expected to boom and hence the Group should gain through its sizeable portfolio of quality securities and convertible notes.

Historically, The HK dollar has been pegged to the US dollar. Along with the depreciation of the US dollar, the HK dollar has unavoidably depreciated at the same pace. To uphold the overall asset value against the depreciation, the Group has adopted the strategy of investing in assets tend to appreciate in value. Unlike the US dollar, the Renminbi has been appreciating at a rate of 5% per annum and is expected to accelerate at two-digits rates going forward, which is in line with the strong business growth in the PRC. With this in mind, the Group will continue to explore good investments opportunities in the PRC.

With the 2008 Olympic games being organized in Beijing, the Group expects a significant amount of infrastructure and auxillary spending to flood into Hong Kong and the PRC market places, resulting in a further boost to the economies of these two regions. We believe that this is a golden chance for the Group to team up and focus resources in order to seize good investment opportunities around and to build up a stable income stream platform to the best interests of our shareholders.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

During the period ended 30 September 2007, there was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed shares.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management and the Company's auditors the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the unaudited financial statements for the six months ended 30 September 2007 on the basis that such review does not in itself constitute an audit. The Audit Committee is not aware of any material modifications that should have been made to the interim financial statements for the six months ended 30 September 2007. The Audit Committee, with written terms of reference in line with the code provisions as stipulated in the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"), currently comprises two independent non-executive directors, namely Mr. Kwok Ka Lap, Alva and Mr. Poon Kwok Hing, Albert.

Rules 3.11 and 3.23 of the Listing Rules

The Company has two independent non-executive directors and two audit committee members, the number of which falls below the minimum number required under Rules 3.10(1) and 3.21 of the Listing Rules. However the Company complies with the requirements of Rule 3.10(2) and second part of Rule 3.21 in which one of the independent non-executive directors has the professional qualifications as required under Rule 3.10(2) of the Listing Rules.

The Board will ensure that an additional independent non-executive director be appointed as soon as practicable and by all means no later than 31 January 2008. Further announcement will be made by the Company upon fulfilling the requirements of Rule 3.10 and Rule 3.21 of the Listing Rules.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the CG Code throughout the six months ended 30 September 2007, except for the following deviations:

Code Provision A.2.1 of the CG Code

Under the code provision A.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The Company does not at present have any officer with the title of "chief executive officer" ("CEO") but instead the duties of a CEO are performed by Dr. Yap, Allan, the Managing Director of the Company, in the same capacity as the CEO of the Company.

Code Provision A.4.1 of the CG Code

Under the code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term, subject to re-election. The current independent non-executive directors of the Company are not appointed for a specific term. However, all directors (including executive and non-executive) of the Company are subject to retirement by rotation at annual general meeting of the Company in accordance with bye-law 87(2) of the Bye-Laws of the Company.

As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the CG Code.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as its own code of conduct regarding directors' securities transactions. Having made specific enquiry by the Company, all directors have confirmed the compliance with the required standard set out in the Model Code throughout the six months ended 30 September 2007.

By order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 21 December 2007

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)

Independent Non-Executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Poon Kwok Hing, Albert

Please also refer to the published version of this announcement in The Standard.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：275)

截至二零零七年九月三十日止六個月之中期業績公佈

中期業績

錦興集團有限公司(「本公司」)董事會欣然宣佈本公司及其附屬公司(「本集團」)截至二零零七年九月三十日止六個月之未經審核簡明財務報表，連同二零零六年同期之比較數字載列如下：

簡明綜合收益表

截至二零零七年九月三十日止六個月

	附註	截至九月三十日止六個月 二零零七年 千港元 (未經審核)	 二零零六年 千港元 (未經審核)
持續業務			
營業額(附註)		**651,953**	88,221
收入	3	**6,898**	8,734
銷售成本		**(3,007)**	(10,565)
毛利(虧)		**3,891**	(1,831)
其他收入		**78,057**	68,551
分銷及銷售開支		**(2)**	(17)
行政開支		**(76,369)**	(44,757)
財務費用	4	**(83,867)**	(38,886)
可兌換票據中內在之可兌換權之公平值變動		**4,984**	(185,111)
一間聯營公司之可兌換票據中內在之可兌換權之公平值變動		**26,554**	(19,113)
按公平值列賬並計入損益表內之可兌換票據之公平值變動		**43,544**	5,579
可兌換票據獲兌換為持作買賣投資之收益		**434,221**	–

	附註	截至九月三十日止六個月 二零零七年 千港元 (未經審核)	二零零六年 千港元 (未經審核)
持作買賣投資之收益		**210,798**	1,187
投資物業之公平值變動		**–**	9,000
會所債券減值虧損撥回		**45**	–
出售可供銷售投資之虧損		**(122)**	–
出售附屬公司之虧損		**–**	(609)
收購附屬公司之折讓		**7,311**	116,363
增購附屬公司權益之折讓		**5,491**	–
其他資產減值虧損		**(99,288)**	–
商譽減值虧損		**–**	(6,621)
可供銷售投資之減值虧損		**(16,159)**	(28,088)
出售一間部份／出售一間聯營公司之權益之(虧損)收益		**(165,076)**	5,097
增購一間聯營公司權益之折讓		**148,309**	–
應佔聯營公司業績		**72,593**	(22,122)
除所得稅前溢利(虧損)		**594,915**	(141,378)
所得稅(開支)抵免	5	**(114,864)**	971
持續業務之期內溢利(虧損)		**480,051**	(140,407)
非持續業務			
非持續業務之期內溢利		**–**	1,480,522
期內溢利	6	**480,051**	1,340,115
應佔:			
本公司股本持有人		**581,057**	491,398
少數股東權益		**(101,006)**	848,717
		480,051	1,340,115
分派	7	**33,381**	15,027
每股盈利(虧損)	8		
來自持續及非持續業務			
–基本		**14.84港仙**	15.29港仙
–攤薄		**11.97港仙**	11.58港仙
來自持續業務			
–基本		**14.84港仙**	(4.21)港仙
–攤薄		**11.97港仙**	(4.21)港仙

附註:營業額包括來自出售證券之收入及所得款項總額。

簡明綜合資產負債表
於二零零七年九月三十日

	於二零零七年九月三十日 千港元 （未經審核）	於二零零七年三月三十一日 千港元 （經審核）
非流動資產		
物業、機器及設備	**448,015**	133,789
投資物業	**146,000**	146,000
預付租賃付款	**7,855**	–
商譽	**35,776**	–
聯營公司權益	**1,033,115**	875,614
可供銷售投資	**1,050,593**	995,696
收購長期投資之所付款項及按金	**552,000**	145,000
收購附屬公司所付之按金	**–**	50,000
可兑換票據中內在之可兑換權	**54,038**	52,070
應收一間聯營公司之可兑換票據	**53,016**	241,450
應收一間聯營公司之可兑換票據中內在之可兑換權	**8,784**	44,642
收購物業權益按金	**60,235**	58,830
會所債券	**3,545**	3,500
遞延税項資產	**1,464**	1,464
	3,454,436	2,748,055
流動資產		
預付租賃付款	**515**	–
存貨	**207**	107
持作銷售之物業	**142,000**	–
收購附屬公司按金	**30,000**	–
其他資產	**130,000**	229,288
貿易及其他應收款項及預付款	**354,340**	389,173
持作買賣投資	**1,012,520**	598,748
收購持作買賣投資已付按金	**–**	73,289
按公平值列賬並計入損益表之可兑換票據	**126,210**	122,549
應收短期貸款	**350,102**	308,549
應收孖展貸款	**3,391**	2,813
給予聯營公司貸款	**379,281**	372,072
可退回税項	**1,007**	1,438
銀行結餘及現金	**224,794**	161,626
	2,754,267	2,259,652

	於二零零七年九月三十日 千港元 (未經審核)	於二零零七年三月三十一日 千港元 (經審核)
流動負債		
貿易及其他應付款項	**423,032**	90,723
應付孖展貸款	**6,212**	6,377
應付有關連公司之款項	**368,048**	162,817
應付最終控股公司之款項	**–**	169,757
應付稅項	**179,982**	63,977
應付股息	**33,381**	–
借款－一年內到期	**536,045**	514,650
銀行透支	**20,620**	21,006
	1,567,320	1,029,307
流動資產淨值	**1,186,947**	1,230,345
資產總值減流動負債	**4,641,383**	3,978,400
資本及儲備		
股本	**40,057**	2,528
儲備	**3,160,210**	2,489,962
本公司股權持有人應佔股本權益	**3,200,267**	2,492,490
少數股東權益	**657,870**	706,622
權益總額	**3,858,137**	3,199,112
非流動負債		
借款－一年後到期	**79,980**	83,700
可兑換貸款票據	**609,113**	659,341
遞延稅項負債	**94,153**	36,247
	783,246	779,288
	4,641,383	3,978,400

1. 編製基準

簡明綜合財務報表乃根據香港聯合交易所有限公司(「聯交所」)證券上市規則附錄十六之適用披露規定編製,並已遵守香港會計師公會(「香港會計師公會」)頒佈之香港會計準則第34號「中期財務報告」。

2. 主要會計政策

簡明綜合財務報表乃按歷史成本準則擬備,惟投資物業及若干財務工具按公平值計算除外。

簡明綜合財務報表所採納之會計政策與編製本集團於截至二零零七年三月三十一日止年度之年度財務報表所採納者一致。此外,本集團就本集團於期內增購附屬公司權益採納以下會計政策。

增購附屬公司權益

已支付代價超逾已收購附屬公司權益應佔資產淨值之差額列為商譽。已收購附屬公司額外權益應佔資產淨值超逾有關代價之差額,即時於損益表中確認。

於本期間,本集團首次採納多項由香港會計師公會頒佈並對二零零七年四月一日或其後開始之會計期間生效之新準則、修訂及詮釋(「新香港財務報告準則」)。

採納新香港財務報告準則對本會計期間或前期會計期間之業績編製及呈報方式並無重大影響,故無須作出前期調整。

本集團並無提前採納任何已頒佈但尚未生效之新準則、修訂或詮釋。本公司董事預期採納該等準則、修訂或詮釋將對本集團之業績及財務狀況並無重大影響。

3. 分類資料

業務分類

於截至二零零六年九月三十日止六個月內,本集團出售其附屬公司及商用名稱為「Memorex®」之電腦相關產品貿易業務及消費電子產品貿易之資產,該等出售導致(i)「Memorex®」電腦相關產品貿易及(ii)消費電子產品貿易之業務分類獲終止。

於截至二零零七年九月三十日止期間內,本集團收購於中華人民共和國(「中國」)從事供水業務之附屬公司,並導致期內產生一項新的供水業務分類。

本集團現時由四種業務分類組成,即(i)非「Memorex®」電腦相關產品貿易;(ii)證券買賣;(iii)採砂業務及(iv)供水業務。

截至二零零七年九月三十日止六個月

	非「Memorex®」電腦相關產品貿易 千港元	證券買賣 千港元	採砂 千港元	供水 千港元	綜合 千港元
營業額	–	645,055	3,529	3,369	651,953
外部銷售之收益	–	–	3,529	3,369	6,898
分類業績	–	2,597	(9,278)	1,839	(4,842)
利息收入					70,082
未分配企業收入					7,823
未分配企業支出					(67,486)
財務費用					(83,867)
可兌換票據中內在之可兌換權之公平值變動					4,984
一間聯營公司之可兌換票據中內在之可兌換權之公平值變動					26,554
按公平值列賬並計入損益表之可兌換票據之公平值變動					43,544
可兌換票據獲兌換為持作買賣投資之收益					434,221
持作買賣投資之收益					210,798
會所債券減值虧損撥回					45
出售可供銷售投資之虧損					(122)
收購附屬公司折讓					7,311
增購附屬公司權益之折讓					5,491
其他資產減值虧損					(99,288)
可供銷售投資之減值虧損					(16,159)
出售一間部分聯營公司之虧損					(165,076)
增購一間聯營公司權益之折讓					148,309
應佔聯營公司業績					72,593
除所得稅前溢利					594,915
所得稅開支					(114,864)
本期間溢利					480,051

截至二零零六年九月三十日止六個月

	持續業務				非持續業務			
	非「Memorex®」電腦相關產品貿易	證券買賣	採砂	小計	電腦相關產品貿易「Memorex®」品牌	消費電子產品貿易	小計	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營業額	7,838	79,487	896	88,221	229,442	59,811	289,253	377,474
外部銷售之收益	7,838	-	896	8,734	229,442	59,811	289,253	297,987
分類業績	(2,494)	68	(54)	(2,480)	(73,450)	1,170	(72,280)	(74,760)
利息收入				59,069			67	59,136
未分配企業收入				9,482			-	9,482
未分配企業支出				(44,125)			-	(44,125)
財務費用				(38,886)			(667)	(39,553)
可兌換票據中內在之可兌換權之公平值變動				(185,111)			-	(185,111)
一間聯營公司可兌換票據中內在之可兌換權之公平值變動				(19,113)			-	(19,113)
按公平值列賬並計入損益表之可兌換票據之公平值變動				5,579			-	5,579
持作買賣投資之收益				1,187			-	1,187
投資物業之公平值變動				9,000			-	9,000
出售附屬公司虧損				(609)			-	(609)
收購附屬公司之折讓				116,363			-	116,363
商譽減值虧損				(6,621)			-	(6,621)
可供銷售投資之減值虧損				(28,088)			-	(28,088)
出售一間聯營公司權益之收益				5,097			-	5,097
應佔聯營公司業績				(22,122)			-	(22,122)
除所得稅前虧損				(141,378)			(72,880)	(214,258)
所得稅抵免				971			26,235	27,206
出售非持續業務收益				-			1,527,167	1,527,167
本期間（虧損）溢利				(140,407)			1,480,522	1,340,115

4. 財務費用

	持續業務		非持續業務		綜合	
	截至九月三十日止六個月		截至九月三十日止六個月		截至九月三十日止六個月	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元	千港元	千港元
下列各項之利息:						
借貸	**64,752**	27,219	–	667	**64,752**	27,886
可兌換貸款票據	**19,115**	11,667	–	–	**19,115**	11,667
	83,867	38,886	–	667	**83,867**	39,553

5. 所得稅（支出）抵免

	持續業務		非持續業務		綜合	
	截至九月三十日止六個月		截至九月三十日止六個月		截至九月三十日止六個月	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元	千港元	千港元
抵免(支出)包括:						
利得稅:						
香港利得稅	**(114,921)**	(125)	–	–	**(114,921)**	(125)
海外	–	1,083	–	–	–	1,083
遞延稅項:						
本期間抵免	**57**	13	–	26,235	**57**	26,248
	(114,864)	971	–	26,235	**(114,864)**	27,206

香港利得稅乃按兩個期間估計應課稅溢利之17.5%計算。

在其他司法管轄區所產生之所得稅按有關司法管轄區之現行稅率計算。

6. 期內溢利

	持續業務		非持續業務		綜合	
	截至九月三十日止六個月		截至九月三十日止六個月		截至九月三十日止六個月	
	二零零七年	二零零六年	**二零零七年**	二零零六年	**二零零七年**	二零零六年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元
本期間溢利已扣除（計入）以下各項：						
呆壞賬撥備	**11,338**	6,479	**–**	11,878	**11,338**	18,357
商譽減值虧損（附註）	**–**	6,621	**–**	–	**–**	6,621
物業、機器及設備之折舊	**11,979**	4,607	**–**	1,023	**11,979**	5,630
兌匯虧損（收益）	**4,184**	(7,742)	**–**	(5,133)	**4,184**	(12,875)
利息收入	**(70,082)**	(59,069)	**–**	(67)	**(70,082)**	(59,136)

附註： 商譽減值虧損指於過往年度收購Rapid Growth Limited產生之全數商譽，Rapid Growth Limited為一間從事物業投資業務之附屬公司。

7. 分派

	二零零七年	二零零六年
	千港元	千港元
末期，宣派－二零零七年每股1港仙（可選擇以股代息）	**33,381**	–
末期，已付－二零零六年每股6港仙（可選擇以股代息）	**–**	15,027
	33,381	15,027

董事決議宣派中期股息每股0.5港仙（可選擇以股代息）（二零零六年：5港仙（可選擇以股代息））予於二零零八年二月二十二日名列本公司股東名冊內之本公司股東。

於二零零七年九月十三日，本公司向股東宣派股息以現金每股1港仙（可選擇以股代息），作為截至二零零七年三月三十一日止年度之末期股息，金額合共33,381,000港元。

於二零零六年七月二十八日，本公司向股東宣派股息以現金每股6港仙（可選擇以股代息），作為截至二零零六年三月三十一日止年度之末期股息，金額合共15,027,000港元。

已就二零零六年末期及二零零七年末期股息提供現金及股份股息。該等現金及股份股息如下：

	二零零七年	二零零六年
	千港元	千港元
股息		
－現金	**32,057**	7,758
－股份選擇	**1,324**	7,269
	33,381	15,027

8. 每股盈利(虧損)

(i) 來自持續業務及非持續業務

本公司股權持有人應佔來自持續業務及非持續業務之每股基本及攤薄盈利乃基於以下數據計算：

	截至九月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
盈利：		
用以計算每股本公司股權持有人應佔基本盈利之本公司股權持有人應佔本期間盈利	**581,057**	491,398
根據其每股盈利之攤薄而作出應佔聯營公司業績之調整	**(5,029)**	–
可兑換貸款票據利息	**19,115**	11,667
用以計算每股本公司股權持有人應佔攤薄盈利之本公司股權持有人應佔本期間盈利	**595,143**	503,065

	二零零七年	二零零六年
	千	千
	(附註)	(附註)
股份數目:		
用以計算每股基本盈利之 普通股加權平均數	**3,915,286**	3,213,606
潛在普通股之攤薄影響		
一購股權	**–**	1,741
一可兌換貸款票據	**1,054,774**	1,130,765
用以計算每股攤薄盈利之 普通股加權平均數	**4,970,060**	4,346,112

附註: 普通股之加權平均數已就發行紅股之影響作出調整

(ii) 來自持續業務

本期間本公司股權持有人應佔來自持續業務之每股基本及攤薄盈利乃基於以下數據計算:

	截至九月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
盈利(虧損)		
本公司股權持有人應佔本期間溢利	**581,057**	491,398
減:本公司股權持有人應佔來自非 持續業務之本期間溢利	**–**	(626,636)
計算來自持續業務之每股基本 盈利(虧損)之溢利(虧損)	**581,057**	(135,238)
根據其每股盈利之攤薄而作出 應佔聯營公司業績之調整	**(5,029)**	–
可兌換票據利息	**19,115**	–
計算來自持續業務之每股攤薄 盈利(虧損)之盈利(虧損)	**595,143**	(135,238)

截至二零零六年九月三十日止期間之每股攤薄盈利(經計及行使購股權及兌換可兌換貸款票據後)將導致持續業務之每股虧損減少。

所採用之分母與上文所述計算持續業務及非持續業務所採用者相同。

由於兌換聯營公司發行之可兌換票據產生反攤薄影響,故截至二零零六年九月三十日止期間,其並未計入有關兌換事宜。

9. 呈列方式之變動

於先前期間，銷售收益及出售財務資產之相關成本分別於簡明綜合收益表之營業額及銷售成本內呈報。

在編製截至二零零七年九月三十日止期間之中期財務報表時，出售持作買賣投資之營業額及銷售成本之呈列方式已作出變動，以更適當地反映出售財務資產性質，據此，出售財務資產之收益／虧損淨額於簡明綜合收益表中列為持作買賣投資之收益。

已針對呈列方式變動之影響作出追溯會計處理，比較數字已發生變動。受影響之項目具體載列如下：

	截至九月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
收入減少	**645,055**	79,487
銷售成本減少	**126,614**	77,041

中期股息

董事議決宣派截至二零零七年九月三十日止六個月之中期股息每股現金0.5港仙（可選擇以股代息）（二零零六年：5港仙）予於二零零八年二月二十二日名列本公司股東名冊內之股東。有關之股息單及／或股票將約於二零零八年三月二十日寄發予各股東。

暫停辦理股份過戶登記手續

本公司將於二零零八年二月二十一日（星期四）至二零零八年二月二十二日（星期五）（首尾兩天包括在內）期間暫停辦理股份過戶登記手續。股東為符合享有中期股息之資格，務請將所有填妥之股份過戶表格連同有關之股票，於二零零八年二月二十日（星期三）下午四時正前交回本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，以便辦理登記手續。

業績及財務回顧

業績

截至二零零七年九月三十日止期間，本集團之未經審核未計少數股東權益前綜合溢利為480,100,000港元（二零零六年九月三十日：1,340,100,000港元），包括扣除經營收入及開支後之持續業務之溢利為5,500,000港元（二零零六年九月三十日：21,900,000港元（經重列））、財務費用為83,900,000港元（二零零六年九月三十日：38,800,000港元）、可兑換票據中內在之可兑換權之公平值增加為5,000,000港元（二零零六年九月三十日：減少185,100,000港元）、一間聯營公司可兑換票據中內在之可兑換權之公平值之增加為26,500,000港元（二零零六年九月三十日：減少19,100,000港元）、按公平值列賬並計入損益表內之的可兑換票據之公平值之增加為43,500,000港元（二零零六年九月三十日：5,500,000港元）、可兑換票據獲兑換為持作投資之收益為434,200,000港元（二零零六年九月三十日：無）、持作投資收益為210,800,000港元（二零零六年九月三十日：1,200,000港元）、收購附屬公司之折讓為7,300,000港元（二零零六年九月三十日：116,300,000港元）、增購附屬公司權益之折讓為5,500,000港元（二零零六年九月三十日：無）、其他資產減值虧損為99,300,000港元（二零零六年九月三十日：無）、持作銷售投資減值虧損為16,100,000港元（二零零六年九月三十日：28,000,000港元）、出售一間部份聯營公司之權益之虧損為165,000,000港元（二零零六年九月三十日：收益為5,100,000港元）、增購一間聯營公司權益之折讓為148,300,000港元（二零零六年九月三十日：無）、應佔聯營公司業績為72,600,000港元（二零零六年九月三十日：虧損為22,100,000港元）及持續經營業務所得税支出為114,800,000港元（二零零六年九月三十日：所得税抵免為900,000 港元）。儘管截至二零零六年九月三十日止期間投資物業公平值增加、商譽減值虧損、出售附屬公司之虧損及來自已終止經營業務溢利分別為9,000,000港元、6,600,000港元、600,000港元及1,480,500,000港元，惟於期內並無該等項目。

分類業績

期內，本集團增長及毛利率均有所下跌。是次轉差主要是由於期內暫停非「Memorex®」電腦相關產品貿易所致。

證券買賣業務分類營業額為645,000,000港元，較二零零六年中期同期間增加565,600,000港元（逾100%），而分類業績則錄得2,600,000港元，較二零零六年中期同期間增加2,600,000港元（100%）。

就採砂而言，營業額為3,500,000港元，較二零零六年中期同期間增加2,600,000港元（逾100%），分類虧損為9,300,000港元，較二零零六年中期同期間增加9,300,000港元（100%）。

期內，由於收購一間附屬公司而因此計入水廠分類業績，其分類營業額為3,400,000港元，及分類業績為1,800,000港元。

於可兌換票據之投資

期內，除以往年度購入之現有七份可兌換票據外，本集團已購入兩份於聯交所上市之公司所發行之非上市可兌換票據，總代價為158,200,000港元。期內，合共636,400,000港元之票據兌換為持作買賣投資。按二零零七年三月三十一日之公平值為18,900,000港元之可兌換票據已被贖回。有關可兌換權部份之公平價值總額增加5,000,000港元，而就有關債務部份則減少4,500,000港元，並分別在收益表及儲備中確認。此外，有關按公平值列賬並計入收益表內處理之可兌換票據之公平值增加、可兌換票據獲兌換為持作買賣投資之收益，以及應收一間聯營公司可兌換票據中內在之可兌換權公平值增加分別為數43,500,000港元、434,200,000港元及26,500,000港元，已於簡明綜合收益表中確認。

流動資金

於二零零七年九月三十日之銀行及現金結餘大幅增加至224,800,000港元（二零零七年三月三十一日：161,600,000港元），佔本集團有形資產淨值之7.1%（二零零七年三月三十一日：6.5%）。有關增加主要是由於期內先舊後新認購43,500,000股本公司股份。期內該等現金主要用作日常營運及金融工具投資。本集團於二零零七年九月三十日之流動比率為1.7（二零零七年三月三十一日：2.2）。

財務回顧

本集團於二零零七年九月三十日之流動資產增加494,600,000港元（21.9%）至2,754,200,000港元（二零零七年三月三十一日：2,259,600,000港元）。

有關增加主要由於與二零零七年三月三十一日期末比較，持作售物業增加142,000,000港元，持作買賣投資增加413,800,000港元，應收短期貸款增加41,500,000港元，給予聯營公司貸款增加7,200,000港元以及銀行結餘及現金增加63,100,000港元。此增幅超逾其他資產之減少99,200,000港元，貿易及其他應收款項及預付款減少34,800,000港元，及收購持作買賣投資支付按金減少73,200,000港元。為數30,000,000港元之收購附屬公司按金由於二零零七年三月三十一日分類為非流動資產至於二零零七年九月三十日分類為流動資產。

於二零零七年九月三十日之其他資產為130,000,000港元，乃參考市場報價按公平值列賬。期內，公平值減少於簡明綜合收益表中扣除。

貿易及其他應收款項及預付款由二零零七年三月三十一日之389,100,000港元減至二零零七年九月三十日之354,300,000港元。有關減少主要是由於償付應收借貸人之款項所致。應收賬款流轉期由去年之104日減至本期間之0.5日，減少主要是由於償還期末前之應收賬款所致。

應收短期貸款及給予聯營公司貸款由二零零七年三月三十一日合共680,600,000港元增至二零零七年九月三十日之729,400,000港元。增加主要是由於年內與第三方及一間聯營公司訂立多項本金總額為422,000,000港元的貸款協議。於期內，已透過現金及其他應付款項償還總額373,200,000港元。

於二零零七年九月三十日，收購持作買賣投資而支付之按金73,200,000港元已重新分類為持作買賣投資。

貿易及其他應付款項由二零零七年三月三十一日之90,700,000港元增至二零零七年九月三十日之423,000,000港元。急劇增加主要是由於就收購各類投資項目而向第三方發行承兑票據110,000,000港元、就證券交易應付債權人之款項152,500,000港元及增加收購附屬公司所致。應付賬款流轉期由去年之72日減至本期間之1.7日，主要是由於期末前償還所致。

於二零零七年九月三十日，本集團借款總額為1,245,700,000港元（二零零七年三月三十一日：1,278,600,000港元），其中689,100,000港元（二零零七年三月三十一日：743,000,000港元）毋須於一年內償還。有關借款包括銀行及其他借款616,000,000港元（二零零七年三月三十一日：598,300,000港元）及透支20,600,000港元（二零零七年三月三十一日：21,000,000港元）。此外，於二零零七年九月三十日，可兑換貸款票據為609,100,000港元（二零零七年三月三十一日：659,300,000）。借款微減主要由於授予本集團用作投資及日常營運之新貸款20,000,000港元。2,300,000港元於期內償還。透支與二零零七年三月三十一日比較減少400,000港元。期內為數55,200,000港元之可兑換貸款票據經已兑換，而所支付之票息為14,100,000港元及應計實際利息為19,100,000港元。

聯營公司權益

結餘由二零零七年三月三十一日之875,600,000港元增至二零零七年九月三十日之1,033,100,000港元，主要是增購一間聯營公司所產生之增加74,900,000港元及貨幣調整3,700,000港元。於期內，本集團應佔聯營公司溢利為72,600,000港元，應佔聯營公司儲備則增加6,300,000港元。

資產抵押

於二零零七年九月三十日，本集團將698,400,000港元（二零零七年三月三十一日：300,000,000港元）之若干資產抵押予銀行及財務機構以取得授予本集團之貸款融資。

負債資本比率

由於期內可兑換貸款票據獲兑換及權益總值增加，使二零零七年九月三十日之負債資本比率（借款／權益總值）大幅減至38.9%（二零零七年三月三十一日：51.3%）。

匯率及利率風險

本集團大部份業務交易、資產及負債均以港元計值。外匯波動風險對本集團而言並不重大。銀行及其他貸款之利率以最優惠利率以上水平計算。於結算日，本集團並無訂立任何利率投機及對沖合約。

或然負債

於二零零七年九月三十日，本集團就第三方所動用銀行信貸而向銀行作出擔保27,700,000港元（二零零七年三月三十一日：23,200,000港元）。

僱員及薪酬政策

於二零零七年九月三十日，本集團僱用約85名員工（二零零七年三月三十一日：45名）。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。本集團每年均會作出檢討。本集團亦提供培訓計劃、強制性公積金計劃、醫療保險及酌情花紅予僱員，表現優異之僱員會獲得購股權之獎勵。然而，期內並無授出購股權。

業務及經營回顧

截至二零零七年九月三十日止六個月內，本集團取得歷史可觀溢利581,100,000港元，主要由於證券及可換股票據之附設期權投資公平值大幅增加。業績很令人鼓舞。

在強勁之金融市場中，本集團從其可售證券組合中實現可觀之溢利及營運資金。本集團致力於取得在當時之市場環境中被視為價格過高之若干證券之理想回報率。金融市場近期動蕩，本集團利用機會重組投資組合，從而適應未來之市場混亂。除其持有可售證券外，上市公司所發行之可換股票據投資為另一為本集團貢獻價值之資產。

採砂為另一本集團注重發展之業務，由於處於投資初期，故採砂部份並無對本集團期內之業績作出重大貢獻。透過持有砂儲量證書之公司及本公司採砂船隊之合作，本集團於該分部之收入及盈利均取得增長。由於砂為有限自然資源，我們相信，該部份將走向繁榮，並對本集團之業績作出積極貢獻。

於二零零七年六月，本集團收購一間於中國市場從事業務營運之工業化供水公司。自收購以來，該業務所作出之貢獻始終卓越。自收購以來，本集團一直對其與現有客戶所訂立之合約進行續簽並磋商達成更有利之合約條款。

除該工業化供水業務外，本集團已集中相關資源及業務聯系以於中國收購涉及土地使用權及商業建築資產之若干項目。在進行盡職審查之過程中，本集團乃透過評估對該項目所作出及擬作出之投資之潛在合理收益及盈利而審慎地識別任何可行項目。

重大投資

China Enterprises Limited（「CEL」，以China Tire Holdings Limited之名義在香港經營業務）

於回顧期間，CEL一直為一間投資控股公司。CEL於中華人民共和國（「中國」）從事物業投資及發展業務，並於杭州中策橡膠有限公司（主要於中國及其他海外國家主要從事輪胎製造及銷售業務）及永安旅遊（控股）有限公司（主要從事提供旅行團、旅遊及其他相關服務及酒店營運業務）擁有重大的權益。

主要策略性投資

普威集團有限公司（「普威集團」）

於二零零七年九月三十日，本集團持有普威集團之24.21%實際權益，其主要從事食品及其他產品之製造、食品及其他快速流通消費品之分銷、物流及特許經營、保健諮詢及服務，以及教育。

新加坡國際貿易有限公司（「新加坡國際貿易」）

於二零零七年九月三十日，本集團持有新加坡國際貿易之7.24%實際權益，其集中四大核心業務，包括商品貿易、工程項目、資訊通信及半導體分銷。

達成包裝（「達成包裝」）

於二零零七年九月三十日，本集團持有達成包裝之15.47%實際權益，其為新加坡其中之一家最主要的瓦楞紙包裝產品製造商，在新加坡、中國蘇州及合肥均設有工場。達成包裝集團負責設計、製造和銷售瓦楞紙包裝產品，並按客戶的特定規格生產，務求為各類不同產品提供包裝。達成包裝之主要產品包括瓦楞紙板、瓦楞紙箱、模切紙箱、普通開槽箱、重型瓦楞紙製品及其他包裝相關產品。

永安旅遊（控股）有限公司（「永安旅遊」）

於二零零七年九月三十日，本集團持有永安旅遊之17.23%實際權益，其主要從事提供旅行團、旅遊及其他相關服務，以及酒店營運業務，包括在香港及中國內地以「珀麗」為品牌經營之連鎖式酒店。

配售及認購股份

於二零零七年四月十一日，本公司公佈德祥企業集團有限公司（股份代號:372）（「德祥」，即賣方）、本公司與大福證券有限公司（即配售代理及包銷商）於二零零七年四月十一日訂立一項配售及認購協議，據此：(i) 配售代理同意按每股配售股份3.40港元之價格，以全數包銷基準代表德祥向不少於六名為獨立第三方之承配人配售43,500,000股本公司每股面值0.01港元之現有股份，及 (ii) 德祥同意按每股3.40港元之相同價格認購43,500,000股新股。配售價與認購價3.40港元相同，乃較二零零七年三月三十日股份於聯交所所報的收市價每股3.58港元折讓約5.0%。本公司擬將認購估計所得款項淨額約143,000,000港元用作本集團一般營運資金及在中國投資天然資源相關業務。有關配售及認購之進一步詳情載於本公司日期為二零零七年四月十一日之公佈內。

發行紅股新股及更改每手買賣單位

於二零零七年四月十一日，本公司公佈，本公司向股東發行紅股，基準為於二零零七年五月二十一日每持有一股現有已發行股份可獲發十股紅股股份。紅股發行在本公司於二零零七年五月二十一日舉行之股東特別大會上獲股東批准。

本公司亦公佈，發行紅股後，股份於聯交所之每手買賣單位將由2,000股股份更改為8,000股股份，由二零零七年六月六日起生效。有關紅股發行及更改每手買賣單位之進一步詳情載於本公司日期為二零零七年五月三日之通函內。

認購和成國際集團有限公司（股份代號:651）（「和成」）之股份及可兑換票據

於二零零七年四月二十五日，本公司公佈Total Wealth Investments Limited（本公司之間接全資附屬公司）與大福證券有限公司（即配售代理）於二零零七年四月二十四日訂立股份配售合約（「股份配售合約」）及可兑換票據配售合約（「可兑換票據配售合約」），以認購和成股本中125,000,000股之股份，及和成本金額為40,000,000港元之4%可兑換票據。股份配售合約及可兑換票據配售合約已分別於二零零七年五月二十一日及二零零七年五月十八日完成。此交易進一步詳情載於本公司日期為二零零七年五月十五日之通函內。

包銷協議及認購漢傳媒集團有限公司（股份代號:491）（「漢傳媒」）之供股股份

於二零零七年五月十四日，本公司公佈，本公司按本公司與漢傳媒於二零零七年三月六日訂立之包銷協議悉數認購漢傳媒合共92,959,092股供股股份。根據該協議，本公司同意按每股供股股份之價格0.20港元全數包銷最多367,047,620股漢傳媒供股股份，本公司並向漢傳媒作出承諾，悉數認購漢傳媒供股項下之配額。此交易進一步詳情載於本公司日期為二零零七年四月四日之通函內。

認購中國星集團有限公司(股份代號:326)(「中國星」)可兌換債券

於二零零七年五月十八日,本公司公佈Improvemany International Limited(為本公司之間接全資附屬公司)與中國星於二零零七年一月十九日訂立之有條件認購協議,認購中國星本金額為124,500,000港元之零息率可兌換債券已完成。此交易進一步詳情載於本公司日期為二零零七年二月十六日之通函內。

補充認購德祥地產集團有限公司(股份代號:199)(「德祥地產」,前稱澳門祥泰地產集團有限公司)之股份

於二零零七年五月十八日,本公司公佈Loyal Concept Limited(「Loyal Concept」,本公司之間接全資附屬公司,即賣方)、德祥地產與金利豐證券有限公司(即配售代理)於二零零七年五月十八日訂立配售及認購協議(「補充配售及認購協議」),據此,Loyal Concept同意透過配售代理以全數包銷方式,以每股配售股份0.56港元的價格,向不少於六名承配人配售德祥地產股本中合共300,000,000股股份,及Loyal Concept有條件同意按每股股份0.56港元的價格認購合共300,000,000股補充認購股份。補充配售及認購協議已於二零零七年六月一日完成。此交易進一步詳情載於本公司二零零七年六月八日之通函內。

認購漢傳媒集團有限公司(股份代號:491)(「漢傳媒」)之可兌換票據

於二零零七年六月二十六日,本公司公佈,本公司與漢傳媒於二零零七年六月二十日訂立認購協議(「認購協議」),以認購漢傳媒本金額為100,000,000港元之1%可兌換票據,以及可於漢傳媒通知時,選擇再認購金額最多為100,000,000港元之額外金額。認購協議進一步詳情載於本公司二零零七年七月十七日之通函內。

於二零零七年八月三十一日,本公司公佈認購協議之最後完成日期延遲至二零零七年十一月三十日。

於二零零七年十一月二十九日,本公司公佈,本公司不會行使購股權以認購任何額外金額,因此漢傳媒根據認購協議發行,而本公司認購本金總額為100,000,000港元之可兌換票據。認購協議於二零零七年十二月五日完成。

收購江海貿易有限公司88%股本權益

二零零七年七月十九日,本公司公佈廣置有限公司(本公司之間接全資附屬公司,即買方)與一名獨立第三方(即賣方)訂立有條件協議,以代價179,000,000港元收購和彩有限公司之全部權益。和彩有限公司,透過其全資附屬公司,持有江海貿易有限公司之88%權益。江海貿易有限公司為一家中國成立之公司,主要從事並獲許可銷售建築用砂,並將獲許可進行採砂業務。此交易進一步詳情載於本公司二零零七年八月九日之通函內。

發行紅股新股份

於二零零七年七月二十七日，本公司公佈，本公司向股東發行紅股（「紅股發行」），基準為於二零零七年九月十日每持有五股現有已發行股份獲發一股紅股股份。紅股發行在本公司於二零零七年九月十日舉行之股東特別大會上獲股東批准。紅股發行之進一步詳情載於本公司日期為二零零七年八月二十四日之通函內。

配售及認購股份

於二零零七年八月二十七日，本公司公佈：(1)本公司與金利豐證券有限公司（即配售代理）於二零零七年八月二十四日訂立有條件配售協議（「配售協議」，經日期為二零零七年九月十日之補充協議修訂），據此，配售代理同意盡全力配售最多合共501,000,000股本公司新股份，配售價為每股0.29港元（因紅股發行從0.35港元調整至該價格）；及(2)本公司與德祥企業集團有限公司（股份代號：372）（「德祥」）於二零零七年八月二十四日訂立有條件認購協議（「認購協議」，經日期為二零零七年九月十日之補充協議修訂），據此，德祥同意認購（或促使其代名人認購）最多499,000,000股本公司新股份，認購價為每股0.29港元（因紅股發行從0.35港元調整至該價格），認購數目須與根據配售協議將予配售之配售股份數目相同，惟不會超過499,000,000股股份。

配售及認購事項之所得款項淨額上限合共約為344,000,000港元。本公司擬於適當商機出現且董事認為如此行事符合本公司之利益時將其用作中國之投資良機，及／或用作本集團之一般營運資金。配售協議及認購協議以及據此擬進行之交易已於本公司在二零零七年十月五日舉行之股東特別大會上獲股東批准。配售協議及認購協議之進一步詳情載於本公司日期為二零零七年九月十七日之通函內。

展望

中國政府就允許中國居民買賣在香港聯交所上市之證券進行可行性研究之舉措表明，在中國政府眼中，香港金融市場已做好充分準備，同時亦表明香港股票市場一直在中國證券市場中佔據非常重要之地位。當中國政府施行此項措施時，預期香港金融市場將會走向繁榮，因此，本集團將透過其大量優質證券及可換股票據組合而獲得收益。

以往，港元已與美元掛鉤。隨著美元貶值，港元亦不可避免同步貶值。面對貶值，為維持總資產價值，本集團已採取投資於趨向升值之資產之策略。與美元不同，人民幣則以每年5%之比率升值，並預期隨中國業務強勁增長，未來會以兩位數加速升值。銘記此點，本集團將繼續在中國尋求良好之投資機會。

由於二零零八年奧運會將在北京舉行，本集團預期大量基建及配套投資將會湧入香港及中國市場，從而導致兩地經濟再創繁榮。本集團相信，這是本集團為股東最佳利益而通力協作並集中資源捕捉良好之投資機會並建立穩定之收入流平臺之黃金機會。

購買、出售或贖回本公司之上市證券

截至二零零七年九月三十日止期間內，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市股份。

審核委員會

本公司之審核委員會已聯同管理層及本公司之核數師審閱本集團所採納之會計原則及慣例，並已就審核、內部監控及財務報告事宜進行討論，其中包括審閱（本身並不構成審核之基準）截至二零零七年九月三十日止六個月之未經審核財務報表。審核委員會並不知悉截至二零零七年九月三十日止六個月之中期財務報表需要作出任何重大修改。審核委員會（其書面職權範圍已符合香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄十四所載企業管治常規守則（「企業管治守則」）所載之守則條文）現由兩名獨立非執行董事，即郭嘉立先生及潘國興先生組成。

上市規則第3.11條及第3.23條

本公司只有兩名獨立非執行董事及兩名審核委員會成員，少於根據上市規則第3.10 (1)條及第3.21條規定之最少人數。然而，本公司符合第3.10(2)條及第3.21條第二部份之規定，即一名獨立非執行董事必需具備上市規則第3.10(2)條所要求之專業資格。

於二零零八年一月三十一日前，董事會將確保在實際可行之情況下委任多一名獨立非執行董事。於達致根據上市規則第3.10條及第3.21條之規定後，本公司將另行刊發公告。

遵守企業管治常規守則

本公司於截至二零零七年九月三十日止六個月期間已遵守企業管治守則，惟下列偏離事項除外：

企業管治守則之守則條文第A.2.1條

根據企業管治守則之守則條文第A.2.1條，主席與行政總裁的角色應有區分，惟不應由一人同時兼任。本公司現時並無設立「行政總裁」（「行政總裁」）一職，然而行政總裁之職責乃由本公司董事總經理Yap, Allan博士履行，職權猶如本公司行政總裁一樣。

企業管治守則之守則條文第A.4.1條

根據企業管治守則之守則條文第A.4.1條，非執行董事的委任應有指定任期，並須予重選。現有獨立非執行董事並無指定任期。然而，本公司所有董事（包括執行及非執行）均須根據本公司之公司細則第87(2)條於本公司股東週年大會上輪值告退。

有鑑於此，本公司認為，已採取足夠之措施以確保本公司之企業管治常規之嚴謹程度不遜於企業管治守則所載者。

遵守董事進行證券交易之標準守則

本公司已採納上市規則附錄十所載上市公司董事進行證券交易的標準守則(「標準守則」)作為其董事進行證券交易之操守準則。本公司在作出具體查詢後,所有董事均確認,彼等於截至二零零七年九月三十日止六個月期間內一直遵守標準守則所載之規定標準。

承董事會命
錦興集團有限公司
主席
陳國強博士

香港,二零零七年十二月二十一日

於本公佈日期,本公司之董事如下:

執行董事:
陳國強博士(主席)
Yap, Allan博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事:
郭嘉立先生
潘國興先生

請同時參閱本公佈於香港經濟日報及信報的內容。

HANNY

VISIONS AHEAD

Hanny Holdings Limited 錦興集團有限公司

(Incorporated in Bermuda with limited liability) (於百慕達註冊成立之有限公司)

(Stock Code 股份代號: 275)



Interim Report 中期報告

2007-2008

Corporate Information

BOARD OF DIRECTORS

Executive Directors

Dr. Chan Kwok Keung, Charles	*(Chairman)*
Dr. Yap, Allan	*(Managing Director)*
Mr. Lui Siu Tsuen, Richard	*(Deputy Managing Director)*

Independent Non-executive Directors

Mr. Kwok Ka Lap, Alva
Mr. Poon Kwok Hing, Albert

AUDIT COMMITTEE

Mr. Kwok Ka Lap, Alva *(Chairman)*
Mr. Poon Kwok Hing, Albert

REMUNERATION COMMITTEE

Mr. Kwok Ka Lap, Alva *(Chairman)*
Mr. Lui Siu Tsuen, Richard

QUALIFIED ACCOUNTANT

Mr. Lui Siu Tsuen, Richard

COMPANY SECRETARY

Mr. Lui Siu Tsuen, Richard

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants
35th Floor, One Pacific Place
88 Queensway
Hong Kong

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
Hang Seng Bank Limited
The Bank of East Asia, Limited
Wing Hang Bank, Limited

PRINCIPAL REGISTRAR

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

BRANCH REGISTRAR

Tricor Secretaries Limited
26th Floor, Tesbury Centre
28 Queen's Road East, Wanchai
Hong Kong

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

PRINCIPAL OFFICE

31st Floor, Bank of America Tower
12 Harcourt Road
Central, Hong Kong
Tel: (852) 3151 0300
Fax: (852) 2304 4236

ADR DEPOSITARY

Deutsche Bank Trust Company America
60 Wall St., 27th Floor/MS NYC 60-2727
New York NY 10005

STOCK CODE

The Stock Exchange of Hong Kong Limited: 275

公司資料

董事會

執行董事

陳國強博士	(主席)
Yap, Allan 博士	(董事總經理)
呂兆泉先生	(副董事總經理)

獨立非執行董事

郭嘉立先生
潘國興先生

審核委員會

郭嘉立先生 (主席)
潘國興先生

薪酬委員會

郭嘉立先生 (主席)
呂兆泉先生

合資格會計師

呂兆泉先生

公司秘書

呂兆泉先生

核數師

德勤•關黃陳方會計師行
執業會計師
香港
金鐘道88號
太古廣場一座35樓

主要往來銀行

中國銀行(香港)有限公司
恒生銀行有限公司
東亞銀行有限公司
永亨銀行有限公司

主要過戶登記處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

過戶登記分處

卓佳秘書商務有限公司
香港
灣仔皇后大道東28號
金鐘匯中心26樓

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要辦事處

香港中環
夏慤道12號
美國銀行中心31樓
電話：(852) 3151 0300
傳真：(852) 2304 4236

美國預託證券存管處

Deutsche Bank Trust Company America
60 Wall St., 27th Floor/MS NYC 60-2727
New York NY 10005

股份代號

香港聯合交易所有限公司：275

TABLE OF CONTENTS
目錄

The Board of Directors of Hanny Holdings Limited (the "Company") is pleased to announce the unaudited condensed financial statements of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2007.

錦興集團有限公司(「本公司」)董事會欣然宣佈本公司及其附屬公司(「本集團」)截至二零零七年九月三十日止六個月之未經審核簡明財務報表。

The directors have resolved to declare an interim dividend of HK0.5 cent per share in cash with scrip option for the six months ended 30 September 2007 (2006: HK5 cents) to those shareholders whose names appear on the Register of Members of the Company on 22 February 2008. The relevant dividend warrants and/or share certificates will be despatched to the shareholders on or around 20 March 2008.

董事議決宣派截至二零零七年九月三十日止六個月之中期股息每股現金0.5港仙(可選擇以股代息)(二零零六年:5港仙)予於二零零八年二月二十二日名列本公司股東名冊內之股東。有關之股息單及/或股票將約於二零零八年三月二十日寄發予各股東。

The Register of Members of the Company will be closed from Thursday, 21 February 2008 to Friday, 22 February 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all completed share transfers forms accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 20 February 2008.

本公司將於二零零八年二月二十一日(星期四)至二零零八年二月二十二日(星期五)(首尾兩天包括在內)期間暫停辦理股份過戶登記手續。股東為符合享有中期股息之資格,務請將所有填妥之股份過戶表格連同有關之股票,於二零零八年二月二十日(星期三)下午四時正前交回本公司之股份過戶登記處香港分處卓佳秘書商務有限公司,地址為香港灣仔皇后大道東28號金鐘匯中心26樓,以便辦理登記手續。

RESULTS AND FINANCIAL REVIEW

Results

For the period ended 30 September 2007, the Group's unaudited consolidated profit before minority interests was HK$480.1 million (9/30/2006: HK$1,340.1 million), which comprised of profit after operating income and expenses from continuing operations of HK$5.5 million (9/30/2006: HK$21.9 million, as restated), finance costs of HK$83.9 million (9/30/2006: HK$38.8 million), increase in fair value of conversion options embedded in convertible notes of HK$5.0 million (9/30/2006: decrease of HK$185.1 million), increase in fair value of conversion options embedded in convertible note from an associate of HK$26.5 million (9/30/2006: decrease of HK$19.1 million), increase in fair value of convertible notes designated at fair value through profit or loss of HK$43.5 million (9/30/2006: HK$5.5 million), gain on convertible notes converted into investments held for trading of HK$434.2 million (9/30/2006: Nil), gain on investments held for trading of HK$210.8 million (9/30/2006: HK$1.2 million), discount on acquisition of subsidiaries of HK$7.3 million (9/30/2006: 116.3 million), discount on acquisition of additional interests in subsidiaries of HK$5.5 million (9/30/2006: Nil), impairment loss on other asset of HK$99.3 million (9/30/2006: Nil), impairment loss on available-for-sale investments of HK$16.1 million (9/30/2006: HK$28.0 million), loss on partial disposal of interest in an associate of HK$165.0 million (9/30/2006: gain on disposal HK$5.1 million), discount on acquisition of additional interest in an associate of HK$148.3 million (9/30/2006: Nil), share of net results of associates of HK$72.6 million (9/30/2006: loss of HK$22.1 million), and income tax expense from continuing operations of HK$114.8 million (9/30/2006: income tax credit of HK$0.9 million). While there was an increase in fair value of investment property, impairment loss on goodwill, loss on disposal of subsidiaries and profit from discontinued operations of HK$9.0 million, HK$6.6 million, HK$0.6 million and HK$1,480.5 million, respectively, for the period ended 30 September 2006, there were no such items for the period.

業績及財務回顧

業績

截至二零零七年九月三十日止期間，本集團之未經審核未計少數股東權益前綜合溢利為480,100,000港元(二零零六年九月三十日：1,340,100,000港元)，包括扣除經營收入及開支後之持續業務之溢利為5,500,000港元(二零零六年九月三十日：21,900,000港元(經重列))、財務費用為83,900,000港元(二零零六年九月三十日：38,800,000港元)、可兑換票據中內在之可兑換權之公平值增加為5,000,000港元(二零零六年九月三十日：減少185,100,000港元)、一間聯營公司可兑換票據中內在之可兑換權之公平值之增加為26,500,000港元(二零零六年九月三十日：減少19,100,000港元)、按公平值列賬並計入損益表內之的可兑換票據之公平值之增加為43,500,000港元(二零零六年九月三十日：5,500,000港元)、可兑換票據獲兑換為持作投資之收益為434,200,000港元(二零零六年九月三十日：無)、持作買賣投資收益為210,800,000港元(二零零六年九月三十日：1,200,000港元)、收購附屬公司之折讓為7,300,000港元(二零零六年九月三十日：116,300,000港元)、增購附屬公司權益之折讓為5,500,000港元(二零零六年九月三十日：無)、其他資產減值虧損為99,300,000港元(二零零六年九月三十日：無)、持作銷售投資減值虧損為16,100,000港元(二零零六年九月三十日：28,000,000港元)、出售一間部份聯營公司之權益之虧損為165,000,000港元(二零零六年九月三十日：收益為5,100,000港元)、增購一間聯營公司權益之折讓為148,300,000港元(二零零六年九月三十日：無)、應佔聯營公司業績為72,600,000港元(二零零六年九月三十日：虧損為22,100,000港元)及持續經營業務所得税支出為114,800,000港元(二零零六年九月三十日：所得税抵免為900,000港元)。儘管截至二零零六年九月三十日止期間投資物業公平值增加、商譽減值虧損、出售附屬公司之虧損及來自已終止經營業務溢利分別為9,000,000港元、6,600,000港元、600,000港元及1,480,500,000港元，惟於期內並無該等項目。

RESULTS AND FINANCIAL REVIEW *(Continued)*

Segment Results

During the period, the Group experienced a decline in growth as well as gross profit margin. This deterioration was mainly due to the suspension of trading of non-"Memorex®" computer related products during the period.

For trading of securities, segment turnover amounted to HK$645.0 million, increasing by HK$565.6 million (over 100%) from the same interim period in 2006 and segment result recorded HK$2.6 million, increasing by HK$2.6 million (100%) from the same interim period in 2006.

For sand mining segment, segment turnover amounted to HK$3.5 million, increasing by HK$2.6 million (over 100%) from the same interim period in 2006 and segment loss recorded HK$9.3 million, increasing by HK$9.3 million (100%) from the same interim period in 2006.

During the period, water factory segment was included as a result of the acquisition of a subsidiary, with segment turnover of HK$3.4 million and segment result of HK$1.8 million.

Investment in Convertible Notes

During the period, the Group acquired two unlisted convertible notes issued by companies listed on the Stock Exchange for an aggregate consideration of HK$158.2 million in addition to the existing seven convertible notes acquired in prior years. An aggregate of HK$636.4 million was converted into investments held for trading during the period. One of the convertible notes stated at fair value of HK$18.9 million as at 31 March 2007 was redeemed. The aggregate fair value increase of HK$5.0 million in respect of the conversion option element and decrease of HK$4.5 million in respect of the debt element were recognized in profit and loss and reserves, respectively. In addition, the aggregate fair value increase in respect of the convertible notes designated at fair value through profit or loss, gain on convertible notes converted into investments held for trading and fair value increase in conversion options embedded in convertible notes from an associate of HK$43.5 million, HK$434.2 million and HK$26.5 million, respectively, were recognized in condensed consolidated income statement.

業績及財務回顧（續）

分類業績

期內，本集團增長及毛利率均有所下跌。是次轉差主要是由於期內暫停非「Memorex®」電腦相關產品貿易所致。

證券買賣業務分類營業額為645,000,000港元，較二零零六年中期同期間增加565,600,000港元（逾100%），而分類業績則錄得2,600,000港元，較二零零六年中期同期間增加2,600,000港元（100%）。

就採砂而言，營業額為3,500,000港元，較二零零六年中期同期間增加2,600,000港元（逾100%），分類虧損為9,300,000港元，較二零零六年中期同期間增加9,300,000港元（100%）。

期內，由於收購一間附屬公司而因此計入水廠分類業績，其分類營業額為3,400,000港元，及分類業績為1,800,000港元。

於可兌換票據之投資

期內，除以往年度購入之現有七份可兌換票據外，本集團已購入兩份於聯交所上市之公司所發行之非上市可兌換票據，總代價為158,200,000港元。期內，合共636,400,000港元之票據兌換為持作買賣投資。按二零零七年三月三十一日之公平值為18,900,000港元之可兌換票據已被贖回。有關可兌換權部份之公平值總額增加5,000,000港元，而就有關債務部份則減少4,500,000港元，並分別在收益表及儲備中確認。此外，有關按公平值列賬並計入收益表內之可兌換票據之公平值增加、可兌換票據獲兌換為持作買賣投資之收益，以及應收一間聯營公司可兌換票據中內在之可兌換權公平值增加分別為數43,500,000港元、434,200,000港元及26,500,000港元，已於簡明綜合收益表中確認。

RESULTS AND FINANCIAL REVIEW *(Continued)*

Liquidity

Bank and cash balances at 30 September 2007 increased significantly to HK$224.8 million (3/31/2007: HK$161.6 million), accounting for 7.1% (3/31/2007: 6.5%) of the net tangible asset value of the Group. Such increase was mainly attributable to the top-up subscription of 43.5 million Company's shares during the period. The cash was mainly used for daily operations and investments in financial instruments during the period. The current ratio of the Group at 30 September 2007 was 1.7 (3/31/2007: 2.2).

Financial Review

The current assets of the Group at 30 September 2007 increased by HK$494.6 million (21.9%) to HK$2,754.2 million (3/31/2007: HK$2,259.6 million).

Such increase was mainly attributable to the increase in properties held for sales of HK$142.0 million, investments held for trading of HK$413.8 million, short-term loans receivable of HK$41.5 million, loans to associates of HK$7.2 million and bank balances and cash of HK$63.1 million at period end as compared to 31 March 2007. Such increase outweighed the decrease in other asset of HK$99.2 million, trade and other receivable and prepayments of HK$34.8 million, and deposits paid for acquisition of investments held for trading of HK$73.2 million. Deposit paid for acquisition of subsidiaries of HK$30.0 million was reclassified from non-current assets as at 31 March 2007 to current assets as at 30 September 2007.

Other asset of HK$130.0 million as at 30 September 2007 was stated at fair value with reference to quoted market bid price. The decrease in fair value was charged to the condensed consolidated income statement during the period.

Trade and other receivables and prepayments decreased from HK$389.1 million as at 31 March 2007 to HK$354.3 million as at 30 September 2007. Such decrease was mainly attributable to the settlement of receivables from borrowers. The number of days for debtors turnover decreased from 104 days last year to 0.5 day in current period and such decrease was mainly attributable to repayment from borrowers before the period end.

業績及財務回顧（續）

流動資金

於二零零七年九月三十日之銀行及現金結餘大幅增加至224,800,000港元（二零零七年三月三十一日：161,600,000港元），佔本集團有形資產淨值之7.1%（二零零七年三月三十一日：6.5%）。有關增加主要是由於期內先舊後新認購43,500,000股本公司股份。期內該等現金主要用作日常營運及金融工具投資。本集團於二零零七年九月三十日之流動比率為1.7（二零零七年三月三十一日：2.2）。

財務回顧

本集團於二零零七年九月三十日之流動資產增加494,600,000港元（21.9%）至2,754,200,000港元（二零零七年三月三十一日：2,259,600,000港元）。

有關增加主要由於與二零零七年三月三十一日期末比較，持作銷售物業增加142,000,000港元，持作買賣投資增加413,800,000港元，應收短期貸款增加41,500,000港元，給予聯營公司貸款增加7,200,000港元以及銀行結餘及現金增加63,100,000港元。此增幅超逾其他資產之減少99,200,000港元，貿易及其他應收款項及預付款減少34,800,000港元，及收購持作買賣投資支付按金減少73,200,000港元。為數30,000,000港元之收購附屬公司按金由於二零零七年三月三十一日分類為非流動資產至於二零零七年九月三十日分類為流動資產。

於二零零七年九月三十日之其他資產為130,000,000港元，乃參考市場報價按公平值列賬。期內，公平值減少於簡明綜合收益表中扣除。

貿易及其他應收款項及預付款由二零零七年三月三十一日之389,100,000港元減至二零零七年九月三十日之354,300,000港元。有關減少主要是由於償付應收借貸人之款項所致。應收賬款流轉期由去年之104日減至本期間之0.5日，減少主要是由於償還期末前之應收賬款所致。

RESULTS AND FINANCIAL REVIEW *(Continued)*

Financial Review *(Continued)*

Short-term loans receivable and loans to associates increased in aggregate from HK$680.6 million as at 31 March 2007 to HK$729.4 million as at 30 September 2007. Such increase was mainly attributable to a number of loan agreements entered into with third parties and an associate of an aggregate principal amount of HK$422.0 million during the period. During the period, an aggregate amount of HK$373.2 million was repaid, satisfied by cash and other payables.

Deposits paid for acquisition of investments held for trading of HK$73.2 million was reclassified to investments held for trading as at 30 September 2007.

Trade and other payables increased from HK$90.7 million as at 31 March 2007 to HK$423.0 million as at 30 September 2007. Such dramatic increase was mainly attributable to the promissory notes of HK$110.0 million issued to third parties in relation to the acquisitions of various investment projects, amount payable to creditors in relation to securities trading of HK$152.5 million, and increase arising from acquisitions of subsidiaries. The number of days for creditors turnover decreased from 72 days last year to 1.7 days in current period and such decrease was mainly attributable to settlement before period end.

At 30 September 2007, total borrowings of the Group amounted to HK$1,245.7 million (3/31/2007: HK$1,278.6 million), of which HK$689.1 million (3/31/2007: HK$743.0 million) were not repayable within one year. The borrowings included bank and other borrowings of HK$616.0 million (3/31/2007: HK$598.3 million), overdrafts of HK$20.6 million (3/31/2007: HK$21.0 million). In addition, there were convertible loan notes of HK$609.1 million as at 30 September 2007 (3/31/2007: HK$659.3 million). The slight decrease in borrowings was mainly due to the new loan of HK$20.0 million granted to the Group for the purposes of investment and daily operation. Repayment of HK$2.3 million was made during the period. Overdrafts decreased by HK$0.4 million as compared to 31 March 2007. Convertible loan notes of HK$55.2 million were converted during the period, with coupon interest paid of HK$14.1 million and effective interest accrued of HK$19.1 million.

業績及財務回顧（續）

財務回顧（續）

應收短期貸款及給予聯營公司貸款由二零零七年三月三十一日合共680,600,000港元增至二零零七年九月三十日之729,400,000港元。增加主要是由於年內與第三方及一間聯營公司訂立多項本金總額為422,000,000港元的貸款協議。於期內，已透過現金及其他應付款項償還總額373,200,000港元。

於二零零七年九月三十日，收購持作買賣投資而支付之按金73,200,000港元已重新分類為持作買賣投資。

貿易及其他應付款項由二零零七年三月三十一日之90,700,000港元增至二零零七年九月三十日之423,000,000港元。急劇增加主要是由於就收購各類投資項目而向第三方發行承兑票據110,000,000港元、就證券交易應付償權人之款項152,500,000港元及增加收購附屬公司所致。應付賬款流轉期由去年之72日減至本期間之1.7日，主要是由於期末前償還所致。

於二零零七年九月三十日，本集團借款總額為1,245,700,000港元（二零零七年三月三十一日：1,278,600,000港元），其中689,100,000港元（二零零七年三月三十一日：743,000,000港元）毋須於一年內償還。有關借款包括銀行及其他借款616,000,000港元（二零零七年三月三十一日：598,300,000港元）及透支20,600,000港元（二零零七年三月三十一日：21,000,000港元）。此外，於二零零七年九月三十日，可兑換貸款票據為609,100,000港元（二零零七年三月三十一日：659,300,000）。借款微減主要由於授予本集團用作投資及日常營運之新貸款20,000,000港元。2,300,000港元於期內償還。透支與二零零七年三月三十一日比較減少400,000港元。期內為數55,200,000港元之可兑換貸款票據經已兑換，而所支付之票息為14,100,000港元及應計實際利息為19,100,000港元。

RESULTS AND FINANCIAL REVIEW *(Continued)*

Interests in associates

The increase in balance from HK$875.6 million as at 31 March 2007 to HK$1,033.1 million as at 30 September 2007 was mainly due to the increase of HK$74.9 million arising from further acquisition of an associate, and currency realignment of HK$3.7 million. During the period, the Group had shared profits and increase in reserves of associates of HK$72.6 million and HK$6.3 million, respectively.

Pledge of assets

At 30 September 2007, certain assets of the Group amounting to HK$698.4 million (3/31/2007: HK$300.0 million) were pledged to banks and financial institutions for loan facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at 30 September 2007 significantly decreased to 38.9% (3/31/2007: 51.3%) owing to the conversion of convertible loan notes during the period and increase in shareholders' funds.

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars. The risk of foreign exchange fluctuation has not been significant to the Group. Interest rates of bank and other loans are at Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts.

Contingent liabilities

At 30 September 2007, the Group had guarantee given to a bank in respect of banking facilities utilized by a third party of HK$27.7 million (3/31/2007: HK$23.2 million).

業績及財務回顧（續）

聯營公司權益

結餘由二零零七年三月三十一日之875,600,000港元增至二零零七年九月三十日之1,033,100,000港元，主要是增購一間聯營公司所產生之增加74,900,000港元及貨幣調整3,700,000港元。於期內，本集團應佔聯營公司溢利為72,600,000港元，應佔聯營公司儲備則增加6,300,000港元。

資產抵押

於二零零七年九月三十日，本集團將698,400,000港元（二零零七年三月三十一日：300,000,000港元）之若干資產抵押予銀行及財務機構以取得授予本集團之貸款融資。

負債資本比率

由於期內可兌換貸款票據獲兌換及權益總值增加，使二零零七年九月三十日之負債資本比率（借款／權益總值）大幅減至38.9%（二零零七年三月三十一日：51.3%）。

匯率及利率風險

本集團大部份業務交易、資產及負債均以港元計值。外匯波動風險對本集團而言並不重大。銀行及其他貸款之利率以最優惠利率以上水平計算。於結算日，本集團並無訂立任何利率投機及對沖合約。

或然負債

於二零零七年九月三十日，本集團就第三方所動用銀行信貸而向銀行作出擔保27,700,000港元（二零零七年三月三十一日：23,200,000港元）。

RESULTS AND FINANCIAL REVIEW *(Continued)*

Employees and remuneration policies

As at 30 September 2007, there were approximately 85 staff members (3/31/2007: 45) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in various regions. They are subject to be reviewed every year. The Group also provided employee training programs, a mandatory provident fund scheme, medical insurance and discretionary bonuses. Share options are awarded to employees on a merit basis. However, no share options were granted during the period.

BUSINESS AND OPERATIONS REVIEW

During the six months ended 30 September 2007, the Group captured a significant profit of HK$581.1 million, due mainly to a significant increase in fair value of investment in securities and embedded options of convertible notes. The results are really encouraging.

In the robust financial markets, the Group has realised certain sizeable profit and working capital out of its portfolio of marketable securities. The Group aimed to capture a satisfactory level of return from certain securities which are deemed over-priced at then market environment. In the recent volatile financial markets, the Group has taken the opportunity to shuffle the mix of the portfolio which then became resilient to future market turmoil. Besides its holdings in marketable securities, the investment in convertible notes issued by listed companies is another asset contributing values to the Group.

Sand Mining is another area of business development the Group is focusing on. Given the early stage of investment, the sand mining segment did not contribute significantly to the Group's results for the period. By collaboration between company holding sand reserve license and our sand dredgers, the Group has been taking up growth in both revenue and earnings out of this segment. As sand is a limited natural resources, we remain confident this segment will prosper and have a positive contribution to the Group.

業績及財務回顧（續）

僱員及薪酬政策

於二零零七年九月三十日，本集團僱用約85名員工（二零零七年三月三十一日：45名）。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。本集團每年均會作出檢討。本集團亦提供培訓計劃、強制性公積金計劃、醫療保險及酌情花紅予僱員，表現優異之僱員會獲得購股權之獎勵。然而，期內並無授出購股權。

業務及經營回顧

截至二零零七年九月三十日止六個月內，本集團取得歷史可觀溢利581,100,000港元，主要由於證券及可換股票據之附設期權投資公平值大幅增加。業績很令人鼓舞。

在強勁之金融市場中，本集團從其可售證券組合中實現可觀之溢利及營運資金。本集團致力於取得在當時之市場環境中被視為價格過高之若干證券之理想回報率。金融市場近期動蕩，本集團利用機會重組投資組合，從而適應未來之市場混亂。除其持有可售證券外，上市公司所發行之可換股票據投資為另一為本集團貢獻價值之資產。

採砂為另一本集團注重發展之業務，由於處於投資初期，故採砂部份並無對本集團期內之業績作出重大貢獻。透過持有砂儲量證書之公司及本公司採砂船隊之合作，本集團於該分部之收入及盈利均取得增長。由於砂為有限自然資源，我們相信，該部份將走向繁榮，並對本集團之業績作出積極貢獻。

BUSINESS AND OPERATIONS REVIEW *(Continued)*

In June 2007, the Group acquired an industrial water supply company, a business operating in the PRC market. The contributions of this business since acquisition have been promising. Since acquisition, the Group has been renewing its contracts with the existing customers and negotiated better contract terms.

In addition to the industrial water supply business, the Group had teamed up relevant resources and business connections to acquire several projects involving assets of land use rights and commercial complex in the PRC. During the due diligence process, the Group carefully identified any viable projects by assessing in the potential reasonable revenue and earnings against the investment made and to be made to that project.

Significant Investment

China Enterprise Limited ("CEL", carried on business in Hong Kong as China Tire Holdings Limited)

During the period under review, CEL continues to be an investment holding company. CEL is engaged in the business of property investment and development in the People's Republic of China ("PRC") and has substantial interests in Hangzhou Zhongce Rubber Company Limited and Wing On Travel (Holdings) Limited, which are principally engaged in manufacturing and marketing of tires in the PRC and other countries aboard, and the business of providing package tour, travel, and other related services and hotel operations, respectively.

Major Strategic Investments

PSC Corporation Ltd. ("PSC")

At 30 September 2007, the Group held an effective interest of 24.21% in PSC , which is principally engaged in the manufacturing of food and other products, distribution of food and other fast moving consumer goods, logistics and franchising, healthcare consultancy and services, and education.

Intraco Limited ("Intraco")

At 30 September 2007, the Group held an effective interest of 7.24% in Intraco, which focuses on four core businesses, which include commodities trading, projects, info-communications and the distribution of semiconductors.

業務及經營回顧（續）

於二零零七年六月，本集團收購一間於中國市場從事業務營運之工業化供水公司。自收購以來，該業務所作出之貢獻始終卓越。自收購以來，本集團一直對其與現有客戶所訂立之合約進行續簽並磋商達成更有利之合約條款。

除該工業化供水業務外，本集團已集中相關資源及業務聯系以於中國收購涉及土地使用權及商業建築資產之若干項目。在進行盡職審查之過程中，本集團乃透過評估對該項目所作出及擬作出之投資之潛在合理收益及盈利而審慎地識別任何可行項目。

重大投資

China Enterprises Limited（「CEL」，以China Tire Holdings Limited之名義在香港經營業務）

於回顧期間，CEL一直為一間投資控股公司。CEL於中華人民共和國（「中國」）從事物業投資及發展業務，並於杭州中策橡膠有限公司（主要於中國及其他海外國家主要從事輪胎製造及銷售業務）及永安旅遊（控股）有限公司（主要從事提供旅行團、旅遊及其他相關服務及酒店營運業務）擁有重大的權益。

主要策略性投資

普威集團有限公司（「普威集團」）

於二零零七年九月三十日，本集團持有普威集團之24.21%實際權益，其主要從事食品及其他產品之製造、食品及其他快速流通消費品之分銷、物流及特許經營、保健諮詢及服務，以及教育。

新加坡國際貿易有限公司（「新加坡國際貿易」）

於二零零七年九月三十日，本集團持有新加坡國際貿易之7.24%實際權益，其集中四大核心業務，包括商品貿易、工程項目、資訊通信及半導體分銷。

BUSINESS AND OPERATIONS REVIEW *(Continued)*

Major Strategic Investments *(Continued)*

Tat Seng Packaging ("Tat Seng")

At 30 September 2007, the Group held an effective interest of 15.47% in Tat Seng, which is one of Singapore's leading manufacturers of corrugated paper packaging product with operations in Singapore, Suzhou and Hefei in the PRC. The Tat Seng Packaging group designs, manufactures and sells corrugated paper packaging products for the packing of diverse range of products according to customers' specifications. Its key products include corrugated paper boards, corrugated paper cartons, die-cut boxes, assembly cartons, heavy duty corrugated paper products and other packaging related products.

Wing On Travel (Holdings) Limited ("Wing On Travel")

At 30 September 2007, the Group held an effective interest of 17.23% in Wing On Travel, which is principally engaged in the business of providing package tours, travel and other related services, and hotel operation including a hotel chain branded under the name of "Rosedale" in Hong Kong and the Mainland.

Corporate Development

Placing and Subscription of Shares

On 11 April 2007, it was announced that a placing and subscription agreement was entered into between ITC Corporation Limited (stock code: 372) ("ITC", being the vendor), the Company and Taifook Securities Company Limited (being the placing agent and underwriter) on 11 April 2007 pursuant to which (i) the placing agent agreed to place 43,500,000 existing shares of the Company of HK$0.01 each at the price of HK$3.40 per placing share on behalf of ITC on a fully-underwritten basis to not less than six placees who were independent third parties, and (ii) ITC agreed to subscribe for 43,500,000 new shares at the same price of HK$3.40 per share. The placing price was equal to the subscription price of HK$3.40 represents a discount of approximately 5.0% to the closing price of HK$3.58 per share as quoted on the Stock Exchange on 30 March 2007. The Company intended to use the estimated net proceeds from the subscription of approximately HK$143 million for the Group's general working capital purposes and investment in natural resources related business in the PRC. Further details of the placing and subscription are set out in the Company's announcement dated 11 April 2007.

業務及經營回顧（續）

主要策略性投資（續）

達成包裝（「達成包裝」）

於二零零七年九月三十日，本集團持有達成包裝之15.47%實際權益，其為新加坡其中之一家最主要的瓦楞紙包裝產品製造商，在新加坡、中國蘇州及合肥均設有工場。達成包裝集團負責設計、製造和銷售瓦楞紙包裝產品，並按客戶的特定規格生產，務求為各類不同產品提供包裝。達成包裝之主要產品包括瓦楞紙板、瓦楞紙箱、模切紙箱、普通開槽箱、重型瓦楞紙製品及其他包裝相關產品。

永安旅遊（控股）有限公司（「永安旅遊」）

於二零零七年九月三十日，本集團持有永安旅遊之17.23%實際權益，其主要從事提供旅行團、旅遊及其他相關服務，以及酒店營運業務，包括在香港及中國內地以「珀麗」為品牌經營之連鎖式酒店。

公司發展

配售及認購股份

於二零零七年四月十一日，本公司公佈德祥企業集團有限公司（股份代號：372）（「德祥」，即賣方）、本公司與大福證券有限公司（即配售代理及包銷商）於二零零七年四月十一日訂立一項配售及認購協議，據此，(i)配售代理同意按每股配售股份3.40港元之價格，以全數包銷基準代表德祥向不少於六名為獨立第三方之承配人配售43,500,000股本公司每股面值0.01港元之現有股份，及(ii)德祥同意按每股3.40港元之相同價格認購43,500,000股新股。配售價與認購價3.40港元相同，乃較二零零七年三月三十日股份於聯交所所報的收市價每股3.58港元折讓約5.0%。本公司擬將認購估計所得款項淨額約143,000,000港元用作本集團一般營運資金及在中國投資天然資源相關業務。有關配售及認購之進一步詳情載於本公司日期為二零零七年四月十一日之公佈內。

BUSINESS AND OPERATIONS REVIEW *(Continued)*

Corporate Development *(Continued)*

Bonus Issue of new shares and change in board lot size

On 11 April 2007, it was announced that a bonus issue of new shares be made to the shareholders on the basis of ten bonus shares for every one existing issued share held on 21 May 2007. The bonus issue was approved by the shareholders at the special general meeting of the Company held on 21 May 2007.

It was also announced that subject to the issue of the bonus shares, the board lot size of the shares for trading on the Stock Exchange would be changed from 2,000 shares to 8,000 shares with effect from 6 June 2007. Further details of the bonus issue and the change in board lot size are set out in the circular of the Company dated 3 May 2007.

Subscription of shares and convertible notes of Wonson International Holdings Limited (stock code: 651) ("Wonson")

On 25 April 2007, it was announced that a share placing contract ("Share Placing Contract") and convertible notes placing contract ("CN Placing Contract") were executed between Total Wealth Investments Limited (being an indirect wholly owned subsidiary of the Company) and Taifook Securities Company Limited (being the placing agent) on 24 April 2007 in relation to the subscription of 125,000,000 shares in the capital of Wonson and a 4% convertible notes of Wonson with the principal amount of HK$40,000,000. The Share Placing Contract and the CN Placing Contract were completed on 21 May 2007 and 18 May 2007 respectively. Further details of this transaction are set out in the circular of the Company dated 15 May 2007.

The Underwriting Agreement and Subscription of right shares of See Corporation Limited (stock code: 491) ("SCL")

On 14 May 2007, it was announced that the Company took up its entitlement of 92,959,092 rights shares of SCL under an underwriting agreement entered into between the Company and SCL on 6 March 2007 whereby the Company agreed to fully underwrite up to 367,047,620 rights shares of SCL at a price of HK$0.20 per rights share, and the Company executed an undertaking to SCL to take up its entitlement in full under the rights issue of SCL. Further details of this transaction are set out in the circular of the Company dated 4 April 2007.

業務及經營回顧（續）

公司發展（續）

發行紅股新股及更改每手買賣單位

於二零零七年四月十一日，本公司公佈，本公司向股東發行紅股，基準為於二零零七年五月二十一日每持有一股現有已發行股份可獲發十股紅股股份。紅股發行在本公司於二零零七年五月二十一日舉行之股東特別大會上獲股東批准。

本公司亦公佈，發行紅股後，股份於聯交所之每手買賣單位將由2,000股股份更改為8,000股股份，由二零零七年六月六日起生效。有關紅股發行及更改每手買賣單位之進一步詳情載於本公司日期為二零零七年五月三日之通函內。

認購和成國際集團有限公司（股份代號：651）（「和成」）之股份及可兑換票據

於二零零七年四月二十五日，本公司公佈Total Wealth Investments Limited（本公司之間接全資附屬公司）與大福證券有限公司（即配售代理）於二零零七年四月二十四日訂立股份配售合約（「股份配售合約」）及可兑換票據配售合約（「可兑換票據配售合約」），以認購和成股本中125,000,000股之股份，及和成本金額為40,000,000港元之4%可兑換票據。股份配售合約及可兑換票據配售合約已分別於二零零七年五月二十一日及二零零七年五月十八日完成。此交易進一步詳情載於本公司日期為二零零七年五月十五日之通函內。

包銷協議及認購漢傳媒集團有限公司（股份代號:491）（「漢傳媒」）之供股股份

於二零零七年五月十四日，本公司公佈，本公司按本公司與漢傳媒於二零零七年三月六日訂立之包銷協議悉數認購漢傳媒合共92,959,092股供股股份。根據該協議，本公司同意按每股供股股份之價格0.20港元全數包銷最多367,047,620股漢傳媒供股股份，本公司並向漢傳媒作出承諾，悉數認購漢傳媒供股項下之配額。此交易進一步詳情載於本公司日期為二零零七年四月四日之通函內。

BUSINESS AND OPERATIONS REVIEW *(Continued)*

Corporate Development *(Continued)*

Subscription of convertible bond of China Star Entertainment Limited (stock code: 326) ("China Star")

On 18 May 2007, it was announced that a conditional subscription agreement was entered into between Improvemany International Limited (being an indirect wholly-owned subsidiary of the Company) and China Star on 19 January 2007 in relation to the subscription of zero coupon convertible bonds of China Star with the principal amount of HK$124.5 million was completed. Further details of this transaction are set out in the circular of the Company dated 16 February 2007.

Top-Up Subscription of shares in ITC Properties Group Limited (stock code: 199) ("ITC Properties", formerly known as Macau Prime Properties Holdings Limited)

On 18 May 2007, it was announced that a placing and subscription agreement ("Top-Up Placing and Subscription Agreement") was entered into between Loyal Concept Limited ("Loyal Concept", an indirect wholly-owned subsidiary of the Company, being the vendor), ITC Properties and Kingston Securities Limited (being the placing agent) on 18 May 2007 pursuant to which Loyal Concept agreed to place, through the placing agent, an aggregate of 300,000,000 shares in the capital of ITC Properties, on a fully underwritten basis to not less than six placees at the price of HK$0.56 per placing share and Loyal Concept conditionally agreed to subscribe for an aggregate of 300,000,000 top-up subscription shares at a price of HK$0.56 per share. The Top-Up Placing and Subscription Agreement were completed on 1 June 2007. Details of the transaction are set out in the circular of the Company dated 8 June 2007.

業務及經營回顧（續）

公司發展（續）

認購中國星集團有限公司（股份代號：326）（「中國星」）可兌換債券

於二零零七年五月十八日，本公司公佈Improvemany International Limited（為本公司之間接全資附屬公司）與中國星於二零零七年一月十九日訂立之有條件認購協議，認購中國星本金額為124,500,000港元之零息率可兌換債券已完成。此交易進一步詳情載於本公司日期為二零零七年二月十六日之通函內。

補充認購德祥地產集團有限公司（股份代號：199）（「德祥地產」，前稱澳門祥泰地產集團有限公司）之股份

於二零零七年五月十八日，本公司公佈Loyal Concept Limited（「Loyal Concept」，本公司之間接全資附屬公司，即賣方）、德祥地產與金利豐證券有限公司（即配售代理）於二零零七年五月十八日訂立配售及認購協議（「補充配售及認購協議」），據此，Loyal Concept同意透過配售代理以全數包銷方式，以每股配售股份0.56港元的價格，向不少於六名承配人配售德祥地產股本中合共300,000,000股股份，及Loyal Concept有條件同意按每股股份0.56港元的價格認購合共300,000,000股補充認購股份。補充配售及認購協議已於二零零七年六月一日完成。此交易進一步詳情載於本公司二零零七年六月八日之通函內。

BUSINESS AND OPERATIONS REVIEW *(Continued)*

Corporate Development *(Continued)*

Subscription of convertible notes of See Corporation Limited (stock code: 491) ("SCL")

On 26 June 2007, it was announced that a subscription agreement ("Subscription Agreement") was entered into between the Company and SCL on 20 June 2007 in relation to the subscription of 1% convertible notes of SCL with the principal amount of HK$100,000,000 and may, upon notification by SCL, elect to subscribe for the additional amount of up to HK$100,000,000. Further details of the Subscription Agreement are set out in the circular of the Company dated 17 July 2007.

On 31 August 2007, it was announced that the long stop date of the Subscription Agreement was extended to 30 November 2007.

On 29 November 2007, it was announced that the Company did not exercise the option to subscribe for any additional amount and that SCL issued and the Company subscribed for the convertible notes with a total principal amount of HK$100,000,000 pursuant to the Subscription Agreement. Completion of the Subscription Agreement took place on 5 December 2007.

Acquisition of 88% equity interest in Jianghai Trading Company Limited

On 19 July 2007, it was announced that Widecheer Limited (an indirect wholly-owned subsidiary of the Company, being the purchaser) entered into a conditional agreement with an independent third party (being the vendor) to acquire the entire interest in the capital of Rainbow Plus Limited at the consideration of HK$179 million. Rainbow Plus Limited, through its wholly owned subsidiary, is interested in 88% equity interest in Jianghai Trading Co. Ltd., a company incorporated in the PRC which is principally engaged and is licensed in sales of construction sand, and will be licensed to do sand mining operation business. Further details of this transaction are set out in the circular of the Company dated 9 August 2007.

Bonus Issue of New Shares

On 27 July 2007, it was announced that a bonus issue (the "Bonus Issue") be made to the shareholders on the basis of one bonus share for every five existing issued shares held on 10 September 2007. The Bonus Issue was approved by the shareholders at the special general meeting of the Company held on 10 September 2007. Further details of the Bonus Issue are set out in the circular of the Company dated 24 August 2007.

業務及經營回顧（續）

公司發展（續）

認購漢傳媒集團有限公司（股份代號：491）（「漢傳媒」）之可兌換票據

於二零零七年六月二十六日，本公司公佈，本公司與漢傳媒於二零零七年六月二十日訂立認購協議（「認購協議」），以認購漢傳媒本金額為100,000,000港元之1%可兌換票據，以及可於漢傳媒通知時，選擇再認購金額最多為100,000,000港元之額外金額。認購協議進一步詳情載於本公司二零零七年七月十七日之通函內。

於二零零七年八月三十一日，本公司公佈認購協議之最後完成日期延遲至二零零七年十一月三十日。

於二零零七年十一月二十九日，本公司公佈，本公司不會行使購股權以認購任何額外金額，因此漢傳媒根據認購協議發行，而本公司認購本金總額為100,000,000港元之可兌換票據。認購協議於二零零七年十二月五日完成。

收購江海貿易有限公司88%股本權益

二零零七年七月十九日，本公司公佈廣置有限公司（本公司之間接全資附屬公司，即買方）與一名獨立第三方（即賣方）訂立有條件協議，以代價179,000,000港元收購和彩有限公司之全部權益。和彩有限公司，透過其全資附屬公司，持有江海貿易有限公司之88%權益。江海貿易有限公司為一家中國成立之公司，主要從事並獲許可銷售建築用砂，並將獲許可進行採砂業務。此交易進一步詳情載於本公司二零零七年八月九日之通函內。

發行紅股新股份

於二零零七年七月二十七日，本公司公佈，本公司向股東發行紅股（「紅股發行」），基準為於二零零七年九月十日每持有五股現有已發行股份獲發一股紅股股份。紅股發行在本公司於二零零七年九月十日舉行之股東特別大會上獲股東批准。紅股發行之進一步詳情載於本公司日期為二零零七年八月二十四日之通函內。

BUSINESS AND OPERATIONS REVIEW *(Continued)*

Corporate Development *(Continued)*

Placing and Subscription of Shares

On 27 August 2007, it was announced that: (1) a conditional placing agreement (the "Placing Agreement", as amended by a supplemental agreement dated 10 September 2007) was entered into between the Company and Kingston Securities Limited (being the placing agent) on 24 August 2007 pursuant to which the placing agent agreed to place, on a best effort basis, up to an aggregate of 501,000,000 new shares of the Company at the price of HK$0.29 per share (adjusted from HK$0.35 as a result of the Bonus Issue); and (2) a conditional subscription agreement (the "Subscription Agreement", as amended by a supplemental agreement dated 10 September 2007) was entered into between the Company and ITC Corporation Limited (stock code: 372) ("ITC") on 24 August 2007 pursuant to which ITC agreed to subscribe (or procure its nominee(s) to subscribe) up to 499,000,000 new shares of the Company at HK$0.29 per share (adjusted from HK$0.35 as a result of the Bonus Issue) which shall be the same as the number of placing shares to be placed under the Placing Agreement but not more than 499,000,000 shares.

The maximum net proceeds from the placing and the subscription was in aggregate of approximately HK$344 million which was intended to be used by the Company for opportunistic investments in the PRC should appropriate opportunities arise and where the Directors consider it in the interests of the Company to do so and/or for general working capital of the Group. The Placing Agreement and the Subscription Agreement and the transactions contemplated thereunder were approved by the shareholders at the special general meeting of the Company held on 5 October 2007. Further details of the Placing Agreement and the Subscription Agreement are set out in the circular of the Company dated 17 September 2007.

業務及經營回顧（續）

公司發展（續）

配售及認購股份

於二零零七年八月二十七日，本公司公佈：(1)本公司與金利豐證券有限公司（即配售代理）於二零零七年八月二十四日訂立有條件配售協議（「配售協議」，經日期為二零零七年九月十日之補充協議修訂），據此，配售代理同意盡全力配售最多合共501,000,000股本公司新股份，配售價為每股0.29港元（因紅股發行從0.35港元調整至該價格）；及(2)本公司與德祥企業集團有限公司（股份代號：372）（「德祥」）於二零零七年八月二十四日訂立有條件認購協議（「認購協議」，經日期為二零零七年九月十日之補充協議修訂），據此，德祥同意認購（或促使其代名人認購）最多499,000,000股本公司新股份，認購價為每股0.29港元（因紅股發行從0.35港元調整至該價格），認購數目須與根據配售協議將予配售之配售股份數目相同，惟不會超過499,000,000股股份。

配售及認購事項之所得款項淨額上限合共約為344,000,000港元。本公司擬於適當商機出現且董事認為如此行事符合本公司之利益時將其用作中國之投資良機，及／或用作本集團之一般營運資金。配售協議及認購協議以及據此擬進行之交易已於本公司在二零零七年十月五日舉行之股東特別大會上獲股東批准。配售協議及認購協議之進一步詳情載於本公司日期為二零零七年九月十七日之通函內。

OUTLOOK

The PRC government's move to conduct feasibility studies to allow PRC citizens to trade securities listed on the Hong Kong Stock Exchange bodes well for Hong Kong as this is a positive indicator that the financial markets in Hong Kong are well-positioned and a sign that Hong Kong stock market has been given a very important ranking among the PRC security markets in the eyes of the PRC government. When the PRC government proceeds with this move, the Hong Kong financial markets are expected to boom and hence the Group should gain through its sizeable portfolio of quality securities and convertible notes.

Historically, The HK dollar has been pegged to the US dollar. Along with the depreciation of the US dollar, the HK dollar has unavoidably depreciated at the same pace. To uphold the overall asset value against the depreciation, the Group has adopted the strategy of investing in assets tend to appreciate in value. Unlike the US dollar, the Renminbi has been appreciating at a rate of 5% per annum and is expected to accelerate at two-digits rates going forward, which is in line with the strong business growth in the PRC. With this in mind, the Group will continue to explore good investments opportunities in the PRC.

With the 2008 Olympic games being organized in Beijing, the Group expects a significant amount of infrastructure and auxiliary spending to flood into Hong Kong and the PRC market places, resulting in a further boost to the economies of these two regions. We believe that this is a golden chance for the Group to team up and focus resources in order to seize good investment opportunities around and to build up a stable income stream platform to the best interests of our shareholders.

展望

中國政府就允許中國居民買賣在香港聯交所上市之證券進行可行性研究之舉措表明，在中國政府眼中，香港金融市場已做好充分準備，同時亦表明香港股票市場一直在中國證券市場中佔據非常重要之地位。當中國政府施行此項措施時，預期香港金融市場將會走向繁榮，因此，本集團將透過其大量優質證券及可換股票據組合而獲得收益。

以往，港元已與美元掛鉤。隨著美元貶值，港元亦不可避免同步貶值。面對貶值，為維持總資產價值，本集團已採取投資於趨向升值之資產之策略。與美元不同，人民幣則以每年5%之比率升值，並預期隨中國業務強勁增長，未來會以兩位數加速升值。銘記此點，本集團將繼續在中國尋求良好之投資機會。

由於二零零八年奧運會將在北京舉行，本集團預期大量基建及配套投資將會湧入香港及中國市場，從而導致兩地經濟再創繁榮。本集團相信，這是本集團為股東最佳利益而通力協作並集中資源捕捉良好之投資機會並建立穩定之收入流平臺之黃金機會。

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

董事於本公司及其相聯法團股份、相關股份及債券中之權益及淡倉

As at 30 September 2007, the interests and short positions of the directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"); or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

於二零零七年九月三十日,董事於本公司及其相聯法團(根據證券及期貨條例(「證券及期貨條例」)第XV部之定義)之股份、相關股份及債券中擁有(a)須根據證券及期貨條例第XV部第7及8分部(包括根據券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉)或根據上市公司董事進行證券交易之標準守則(「標準守則」)須知會本公司及聯交所之權益及淡倉;或(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之權益及淡倉如下:

(a) Interests in shares of the Company

(a) 於本公司股份之權益

Name of Director 董事姓名	Long position/ Short position 好倉/淡倉	Capacity 身份	Nature of interest 權益性質	Number of shares held in the Company 持有股份數目	Approximate % of the issued share capital of the Company 佔本公司已發行股本概約百分比
Dr. Chan Kwok Keung, Charles *(Note)* 陳國強博士(附註)	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	23,941,600	0.60%
Dr. Yap, Allan Yap, Allan博士	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	39,726,384	1.00%

Note: This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan Kwok Keung, Charles in the Company.

附註: 該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文(b)分段所載權益一併計算,以計算陳國強博士於本公司之權益總額。

(b) Interests in equity derivatives (as defined in the SFO) of the Company

(b) 於本公司股本衍生工具(定義見證券及期貨條例)之權益

Name of Director 董事姓名	Long position/ Short position 好倉/淡倉	Capacity 身份	Nature of interest 權益性質	Number of underlying shares (under equity derivatives) held 持有相關股份數目(股本衍生工具項下)	Approximate % of the issued share capital of the Company 佔本公司已發行股本概約百分比
Dr. Chan Kwok Keung, Charles *(Note)* 陳國強博士(附註)	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	4,241,507	0.11%

Note: Dr. Chan Kwok Keung, Charles is interested in 2% convertible bonds of the Company due 2011 (the "Hanny Bonds") with face value of HK$2,841,810. Upon full conversion of the Hanny Bonds at the conversion price of HK$0.67 per share (subject to adjustments), 4,241,507 shares of the Company will be issued to Dr. Chan Kwok Keung, Charles.

附註: 陳國強博士擁有本公司於二零一一年到期面值為2,841,810港元之2%可兑換債券(「錦興債券」)之權益。於錦興債券按兑換價每股股份0.67港元(可予調整)獲悉數兑換後,合共4,241,507股股份將發行予陳國強博士。

(c) Interests in associated corporations (as defined in the SFO) of the Company

(c) 本公司相關法團(定義見證券及期貨條例)之權益

(i) Interests in shares of Wing On Travel (Holdings) Limited ("Wing On Travel")

(i) 於永安旅遊(控股)有限公司(「永安旅遊」)股份之權益

Name of Director 董事姓名	Long position/ Short position 好倉/淡倉	Capacity 身份	Nature of interest 權益性質	Number of shares held in Wing On Travel 持有永安旅遊股份數目	Approximate % of the issued share capital of Wing On Travel 佔永安旅遊已發行股本概約百分比
Dr. Chan Kwok Keung, Charles 陳國強博士	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	4,529,800	0.30%
Mr. Kwok Ka Lap, Alva 郭嘉立先生	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	150,000	0.01%

(ii) Interests in share options of Wing On Travel

(ii) 於永安旅遊購股權之權益

Name of Director 董事姓名	Long position/ Short position 好倉／淡倉	Capacity 身份	Nature of interest 權益性質	Exercisable period 行使期間	Number of share options held in Wing On Travel 持有永安旅遊購股權數目	Exercise price per share *HK$* 每股行使價 港元	Approximate% of the issued share capital of Wing On Travel 佔永安旅遊已發行股本概約百分比
Dr. Yap, Allan Yap, Allan 博士	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	22 June 2006 to 21 June 2008 二零零六年六月二十二日至二零零八年六月二十一日	4,000,000	0.728	0.26%
Mr. Lui Siu Tsuen, Richard 呂兆泉先生	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	22 June 2006 to 21 June 2008 二零零六年六月二十二日至二零零八年六月二十一日	3,600,000	0.728	0.24%
Mr. Kwok Ka Lap, Alva 郭嘉立先生	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	22 June 2006 to 21 June 2008 二零零六年六月二十二日至二零零八年六月二十一日	250,000	0.728	0.02%

Save as disclosed above, as at 30 September 2007, none of the Directors had (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

除上文所披露者外，於二零零七年九月三十日，董事概無(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或其任何相聯法團（依據證券及期貨條例第XV部之定義）之股份、相關股份或債券中擁有任何權益或淡倉；(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之任何權益；或(c)根據標準守則須知會本公司及聯交所之任何權益。

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO

根據證券及期貨條例須予披露之股東權益及淡倉

So far as is known to the directors, as at 30 September 2007, the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

就董事所知，於二零零七年九月三十日，以下人士於股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或淡倉，或根據證券及期貨條例第336條規定記錄於本公司須存置之登記冊內之權益或淡倉：

Name of shareholder 股東名稱	Long position/ Short position 好倉／淡倉	Capacity 身份	Number of shares held 持有股份數目	Number of underlying shares (unlisted equity derivatives of the Company) held 持有相關股份數目（本公司非上市股本衍生工具）	Approximate % of the issued share capital of the Company 佔本公司已發行股本概約百分比
ITC Corporation Limited *(Notes 1 and 2)* 德祥企業集團有限公司（附註1及2）	Long position 好倉	Interest of controlled corporation 受控公司之權益	2,002,529,452	–	49.99%
	Long position 好倉	Interest of controlled corporation 受控公司之權益	–	283,521,894 *(Note 3)* （附註3）	7.08%
	Long position 好倉	Beneficial owner 實益擁有人	499,000,000 *(Note 4)* （附註4）	–	12.46%
ITC Investment Holdings Limited *(Notes 1 and 2)* （附註1及2）	Long position 好倉	Interest of controlled corporation 受控公司之權益	2,002,529,452	–	49.99%
	Long position 好倉	Interest of controlled corporation 受控公司之權益	–	283,521,894 *(Note 3)* （附註3）	7.08%
Mankar Assets Limited *(Notes 1 and 2)* （附註1及2）	Long position 好倉	Interest of controlled corporation 受控公司之權益	2,002,529,452	140,288,641	53.49%
Famex Investment Limited *(Notes 1 and 2)* 其威投資有限公司（附註1及2）	Long position 好倉	Beneficial owner 實益擁有人	2,002,529,452	140,288,641	53.49%

Note:

1. Famex Investment Limited ("Famex") is a wholly-owned subsidiary of Mankar Assets Limited ("Mankar"). Mankar is a wholly-owned subsidiary of ITC Investment Holdings Limited ("ITC Investment"), which in turn is a wholly-owned subsidiary of ITC Corporation Limited ("ITC").

2. Famex is interested in 2% convertible bonds of the Company due 2011 (the "Hanny Bonds") with face value of HK$93,993,390. Upon full conversion of the Hanny Bonds at the conversion price of HK$0.67 per share, a total of 140,288,641 shares of the Company will be issued to Famex. Mankar, ITC Investment and ITC are therefore deemed to be interested in 2,002,529,452 shares and 140,288,641 underlying shares held by Famex.

3. Hollyfield Group Limited ("Hollyfield") is a wholly-owned subsidiary of ITC Investment. Hollyfield is interested in the Hanny Bonds with face value of HK$95,966,280. Upon full conversion of the Hanny Bonds at the conversion price of HK$0.67 per share, a total of 143,233,253 shares of the Company will be issued to Hollyfield. ITC Investment and ITC are therefore deemed to be interested in 143,233,253 underlying shares held by Hollyfield.

4. Pursuant to a subscription agreement dated 24 August 2007 (as supplemented on 10 September 2007), ITC conditionally agreed to subscribe for up to 499,000,000 shares of the Company.

Save as disclosed above, as at 30 September 2007, there was no other party (other than the directors of the Company) who had an interest or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

附註：

1. 其威投資有限公司(「其威」)為Mankar Assets Limited(「Mankar」)之全資附屬公司。Mankar為ITC Investment Holdings Limited(「ITC Investment」)之全資附屬公司，而ITC Investment則為德祥企業集團有限公司(「德祥」)之全資附屬公司。

2. 其威擁有本公司於二零一一年到期面值為93,993,390港元之2%可兌換債券(「錦興債券」)之權益。於錦興債券按兌換價每股股份0.67港元獲悉數兌換後，合共140,288,641本公司股份將發行予其威。因此，Mankar, ITC Investment及德祥均被視為於其威持有之2,002,529,452股股份及140,288,641股相關股份中擁有權益。

3. Hollyfield Group Limited(「Hollyfield」)為ITC Investment之全資附屬公司。Hollyfield擁有面值為95,966,280港元之錦興債券之權益。於錦興債券按兌換價每股股份0.67港元獲悉數兌換後，合共143,233,253本公司股份將發行予Hollyfield。因此，ITC Investment及德祥均被視為於Hollyfield持有之143,233,253股相關股份中持有權益。

4. 根據日期為二零零七年八月二十四日之認購協議(於二零零七年九月十日修訂)，德祥有條件同意認購最多499,000,000股本公司股份。

除上文所披露者外，於二零零七年九月三十日，並無任何其他一方(本公司董事除外)於本公司股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露或根據證券及期貨條例第336條規定載於本公司存置之登記冊之權益或淡倉。

SHARE OPTION SCHEMES

The Company's share option scheme was adopted on 21 August 2001 (the "2001 Share Option Scheme") for the primary purpose of providing incentives to the employees of the Group. Under the 2001 Share Option Scheme, the board of directors may grant options to eligible employees including the directors (but excluding independent non-executive directors) of the Company and the directors of any of the subsidiaries of the Company. All options granted under the 2001 Share Option Scheme were either exercised or lapsed on 30 August 2006. No options were outstanding under the 2001 Share Option Scheme as at 30 September 2007.

Pursuant to a resolution passed at the special general meeting of the Company held on 17 March 2003, the Company terminated the 2001 Share Option Scheme and adopted a new share option scheme (the "2003 Share Option Scheme"). Under the 2003 Share Option Scheme, the board of directors of the Company may grant options to the eligible persons (subject to the terms and conditions stipulated in the 2003 Share Option Scheme) for the purpose of providing participants with the opportunity to acquire proprietary interests in the Group and encouraging participants to work towards enhancing the value of the Group and its shares for the benefits of the Group and its shareholders as a whole. All options granted under the 2003 Share Option Scheme were either exercised or lapsed on 22 February 2006. No Options were outstanding under the 2003 Share Option Scheme as at 30 September 2007.

No options were granted, exercised, lapsed or cancelled during the period ended 30 September 2007 under the 2003 and 2001 Share Option Schemes.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

During the period ended 30 September 2007, there was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed shares.

購股權計劃

本公司於二零零一年八月二十一日採納其購股權計劃(「二零零一年購股權計劃」),旨在鼓勵本集團之僱員。根據二零零一年購股權計劃,本公司董事會可向本公司之合資格僱員,包括董事(但不包括獨立非執行董事)及本公司任何附屬公司董事授出購股權。於二零零一年購股權計劃項下之所有購股權計劃項下之所有購股權已於二零零六年八月三十日獲行使或失效。於二零零七年九月三十日,於二零零一年購股權計劃項下並無購股權尚未行使。

根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之決議案,本公司已終止二零零一年購股權計劃,並採納一項新購股權計劃(「二零零三年購股權計劃」)。根據二零零三年購股權計劃,本公司董事會可向本集團之合資格人士授出購股權,惟須受二零零三年購股權計劃所載列條款及條件所規限。二零零三年購股權計劃旨在向參與者提供購入本集團專屬權益之機會,並鼓勵參與者致力以本集團及其股東之整體利益為依歸,提升本集團及其股份之價值。於二零零三年購股權計劃項下之所有購股權已於二零零六年二月二十二日獲行使或失效。於二零零七年九月三十日,於二零零三年購股權計劃項下並無購股權尚未行使。

於截至二零零七年九月三十日止期間,於二零零三年及二零零一年購股權計劃項下並無購股權授出、行使、失效或取消。

購買、出售或贖回本公司之上市證券

截至二零零七年九月三十日止期間內,本公司或其任何附屬公司概無購買、出售或贖回本公司之上市股份。

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management and the Company's auditors the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the unaudited financial statements for the six months ended 30 September 2007 on the basis that such review does not in itself constitute an audit. The Audit Committee is not aware of any material modifications that should have been made to the interim financial statements for the six months ended 30 September 2007. The Audit Committee, with written terms of reference in line with the code provisions as stipulated in the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"), currently comprises two independent non-executive directors, namely Mr. Kwok Ka Lap, Alva and Mr. Poon Kwok Hing, Albert.

Rules 3.11 and 3.23 of the Listing Rules

The Company has two independent non-executive directors and two audit committee members, the number of which falls below the minimum number required under Rules 3.10(1) and 3.21 of the Listing Rules. However the Company complies with the requirements of Rule 3.10(2) and second part of Rule 3.21 in which one of the independent non-executive directors has the professional qualifications as required under Rule 3.10(2) of the Listing Rules.

The Board will ensure that an additional independent non-executive director be appointed as soon as practicable and by all means no later than 31 January 2008. Further announcement will be made by the Company upon fulfilling the requirements of Rule 3.10 and Rule 3.21 of the Listing Rules.

審核委員會

本公司之審核委員會已聯同管理層及本公司之核數師審閱本集團所採納之會計原則及慣例，並已就審核、內部監控及財務報告事宜進行討論，其中包括審閱（本身並不構成審核之基準）截至二零零七年九月三十日止六個月之未經審核財務報表。審核委員會並不知悉截至二零零七年九月三十日止六個月之中期財務報表需要作出任何重大修改。審核委員會（其書面職權範圍已符合香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄十四所載企業管治常規守則（「企業管治守則」）所載之守則條文）現由兩名獨立非執行董事，即郭嘉立先生及潘國興先生組成。

上市規則第3.11條及第3.23條

本公司只有兩名獨立非執行董事及兩名審核委員會成員，少於根據上市規則第3.10 (1)條及第3.21條規定之最少人數。然而，本公司符合第3.10(2)條及第3.21條第二部份之規定，即一名獨立非執行董事必需具備上市規則第3.10(2)條所要求之專業資格。

於二零零八年一月三十一日前，董事會將確保在實際可行之情況下委任多一名獨立非執行董事。於達致根據上市規則第3.10條及第3.21條之規定後，本公司將另行刊發公告。

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the CG Code throughout the six months ended 30 September 2007, except for the following deviations:

Code Provision A.2.1 of the CG Code

Under the code provision A.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The Company does not at present have any officer with the title of "chief executive officer" ("CEO") but instead the duties of a CEO are performed by Dr. Yap, Allan, the Managing Director of the Company, in the same capacity as the CEO of the Company.

Code Provision A.4.1 of the CG Code

Under the code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term, subject to re-election. The current independent non-executive directors of the Company are not appointed for a specific term. However, all directors (including executive and non-executive) of the Company are subject to retirement by rotation at annual general meeting of the Company in accordance with bye-law 87(2) of the Bye-Laws of the Company.

As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the CG Code.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as its own code of conduct regarding directors' securities transactions. Having made specific enquiry by the Company, all directors have confirmed the compliance with the required standard set out in the Model Code throughout the six months ended 30 September 2007.

遵守企業管治常規守則

本公司於截至二零零七年九月三十日止六個月期間已遵守企業管治守則，惟下列偏離事項除外：

企業管治守則之守則條文第A.2.1條

根據企業管治守則之守則條文第A.2.1條，主席與行政總裁的角色應有區分，惟不應由一人同時兼任。本公司現時並無設立「行政總裁」（「行政總裁」）一職，然而行政總裁之職責乃由本公司董事總經理Yap, Allan博士履行，職權猶如本公司行政總裁一樣。

企業管治守則之守則條文第A.4.1條

根據企業管治守則之守則條文第A.4.1條，非執行董事的委任應有指定任期，並須予重選。現有獨立非執行董事並無指定任期。然而，本公司所有董事（包括執行及非執行）均須根據本公司之公司細則第87(2)條於本公司股東週年大會上輪值告退。

有鑑於此，本公司認為，已採取足夠之措施以確保本公司之企業管治常規之嚴謹程度不遜於企業管治守則所載者。

遵守董事進行證券交易之標準守則

本公司已採納上市規則附錄十所載上市公司董事進行證券交易的標準守則（「標準守則」）作為其董事進行證券交易之操守準則。本公司在作出具體查詢後，所有董事均確認，彼等於截至二零零七年九月三十日止六個月期間內一直遵守標準守則所載之規定標準。

DIRECTORS' RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

The directors are responsible for the preparation of the financial statements for each financial period which give a true and fair view of the state of affairs of the Group and of the results and cash flow for that period. In preparing the unaudited financial statements for the six months ended 30 September 2007, the directors have selected suitable accounting policies and applied them consistently, made judgements and estimates that are prudent, fair and reasonable and prepared the unaudited financial statements on a going concern basis. The directors are also responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group, for safeguarding the assets of the Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

董事對財務報表之責任

董事須負責編製於各會計期間均能真實及公平反映本集團於該期間內之財務狀況及業績與現金流量之財務報表。在編製截至二零零七年九月三十日止六個月之未經審核財務報表時，董事已選擇及貫徹應用合適之會計政策，作出審慎、公平及合理之判斷及估計，並按持續基準編製未經審核財務報表。董事亦須負責存置在任何時間均能合理準確披露本集團財務狀況之適當會計記錄以保障本集團之資產，並採取合理措施以防止及審查欺詐及其他違規行為。

APPRECIATION

On behalf of the directors, I would like to express my sincere appreciation to all the staff of the Group for their continuing dedication and support, and thank our shareholders for their continued support.

致謝

本人謹代表各董事向本集團全體員工一直以來所作出之貢獻與支持致以衷心謝意，同時亦謹此鳴謝全體股東之不斷鼎力支持。

By order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 21 December 2007

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零七年十二月二十一日

Deloitte.
德勤

德勤 • 關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

TO THE BOARD OF DIRECTORS OF HANNY HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

致錦興集團有限公司董事會
（於百慕達註冊成立之有限公司）

INTRODUCTION

We have reviewed the interim financial information set out on pages 27 to 56, which comprises the condensed consolidated balance sheet of Hanny Holdings Limited as of 30 September 2007 and the related condensed consolidated income statement, statement of changes in equity and cash flow statement for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

引言

本核數師行已審閱載於第二十七至五十六頁之中期財務資料。此中期財務資料包括錦興集團有限公司於二零零七年九月三十日之簡明綜合資產負債表及截至該日止六個月期間之相關簡明綜合收益表、股東權益變動表和現金流動表及若干說明附註。香港聯合交易所有限公司主板證券上市規則規定，編製中期財務資料之報告須符合其相關條文規定以及香港會計師公會頒佈之香港會計準則（「香港會計準則」）第34號「中期財務報告」。董事須對根據香港會計準則第34號編製及呈列本中期財務資料負責。本核數師行之責任是根據吾等之審閱對本中期財務資料作出結論，並按照委聘之協定條款僅向閣下（作為實體）報告結論，且並無其他目的。本核數師行不會就本報告之內容向任何其他人士負上或承擔任何責任。

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

審閱範圍

本核數師行已根據香港會計師公會頒佈之香港審閱工作準則第2410號「由實體之獨立核數師進行之中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務之人員作出查詢，並應用分析性和其他審閱程序。審閱範圍遠較根據香港核數準則進行審核之範圍為小，故不能令本核數師行保證本核數師行將知悉在審核中可能發現之所有重大事項。因此，本核數師行不會發表審核意見。

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
21 December 2007

結論

按照本核數師行之審閱結果，本核數師行並無發現任何事項，令本核數師行相信中期財務資料在各重大方面未有根據香港會計準則第34號而編製。

德勤•關黃陳方會計師行
執業會計師
香港
二零零七年十二月二十一日

Condensed Consolidated Income Statement
簡明綜合收益表

For the six months ended 30 September 2007 截至二零零七年九月三十日止六個月

		NOTES 附註	Six months ended 30 September 截至九月三十日止六個月 2007 HK$'000 (Unaudited) 二零零七年 千港元 (未經審核)	2006 HK$'000 (Unaudited) 二零零六年 千港元 (未經審核)
Continuing Operations	持續業務			
Turnover *(Note)*	營業額(附註)		651,953	88,221
Revenue	收入	3	6,898	8,734
Cost of sales	銷售成本		(3,007)	(10,565)
Gross profit (loss)	毛利(虧)		3,891	(1,831)
Other income	其他收入		78,057	68,551
Distribution and selling expenses	分銷及銷售開支		(2)	(17)
Administrative expenses	行政開支		(76,369)	(44,757)
Finance costs	財務費用	4	(83,867)	(38,886)
Change in fair value of conversion options embedded in convertible notes	可兑換票據中內在之可兑換權之公平值變動		4,984	(185,111)
Change in fair value of conversion options embedded in convertible note from an associate	一間聯營公司之可兑換票據中內在之可兑換權之公平值變動		26,554	(19,113)
Change in fair value of convertible notes designated at fair value through profit or loss	按公平值列賬並計入損益表內之可兑換票據之公平值變動	17	43,544	5,579
Gain on convertible notes converted into investments held for trading	可兑換票據獲兑換為持作買賣投資之收益	17	434,221	–
Gain on investments held for trading	持作買賣投資之收益		210,798	1,187
Change in fair value of investment property	投資物業之公平值變動		–	9,000
Reversal of impairment loss on club debentures	會所債券減值虧損撥回		45	–
Loss on disposal of available-for-sale investments	出售可供銷售投資之虧損		(122)	–
Loss on disposal of subsidiaries	出售附屬公司之虧損	25	–	(609)
Discount on acquisition of subsidiaries	收購附屬公司之折讓	26	7,311	116,363
Discount on acquisition of additional interests in subsidiaries	增購附屬公司權益之折讓		5,491	–
Impairment loss on other asset	其他資產減值虧損	14	(99,288)	–
Impairment loss on goodwill	商譽減值虧損		–	(6,621)
Impairment loss on available-for-sale investments	可供銷售投資之減值虧損		(16,159)	(28,088)
(Loss) gain on partial disposal/disposal of interest in an associate	出售一間部份/出售一間聯營公司之權益之(虧損)收益	10	(165,076)	5,097
Discount on acquisition of additional interest in an associate	增購一間聯營公司權益之折讓	10	148,309	–
Share of results of associates	應佔聯營公司業績		72,593	(22,122)

Condensed Consolidated Income Statement
簡明綜合收益表

For the six months ended 30 September 2007 截至二零零七年九月三十日止六個月

		NOTES 附註	Six months ended 30 September 截至九月三十日止六個月 2007 HK$'000 (Unaudited) 二零零七年 千港元 (未經審核)	2006 HK$'000 (Unaudited) 二零零六年 千港元 (未經審核)
Profit (loss) before income tax	除所得稅前溢利(虧損)		594,915	(141,378)
Income tax (expense) credit	所得稅(開支)抵免	5	(114,864)	971
Profit (loss) for the period from continuing operations	持續業務之期內溢利(虧損)		480,051	(140,407)
Discontinued Operations	非持續業務			
Profit for the period from discontinued operations	非持續業務之期內溢利	27	–	1,480,522
Profit for the period	期內溢利	6	480,051	1,340,115
Attributable to:	應佔:			
Equity holders of the Company	本公司股權持有人		581,057	491,398
Minority interests	少數股東權益		(101,006)	848,717
			480,051	1,340,115
Distributions	分派	7	33,381	15,027
Earnings (loss) per share	每股盈利(虧損)	8		
From continuing and discontinued operations	來自持續及非持續業務			
– Basic	—基本		HK14.84 cents港仙	HK15.29 cents港仙
– Diluted	—攤薄		HK11.97 cents港仙	HK11.58 cents港仙
From continuing operations	來自持續業務			
– Basic	—基本		HK14.84 cents港仙	HK(4.21) cents港仙
– Diluted	—攤薄		HK11.97 cents港仙	HK(4.21) cents港仙

Note: Turnover comprises of revenue and gross proceeds from sale of securities.

附註: 營業額包括來自出售證券之收入及所得款項總額。

Condensed Consolidated Balance Sheet
簡明綜合資產負債表

At 30 September 2007 於二零零七年九月三十日

		NOTES 附註	30 September 2007 HK$'000 (Unaudited) 二零零七年九月三十日 千港元 (未經審核)	31 March 2007 HK$'000 (Audited) 二零零七年三月三十一日 千港元 (經審核)
Non-current Assets	非流動資產			
Property, plant and equipment	物業、機器及設備	9	448,015	133,789
Investment properties	投資物業		146,000	146,000
Prepaid lease payments	預付租賃付款		7,855	–
Goodwill	商譽	26	35,776	–
Interests in associates	聯營公司權益	10	1,033,115	875,614
Available-for-sale investments	可供銷售投資		1,050,593	995,696
Payments and deposits for acquisition of long-term investments	收購長期投資之所付款項及按金	11	552,000	145,000
Deposit paid for acquisition of subsidiaries	收購附屬公司所付之按金	12	–	50,000
Conversion options embedded in convertible notes	可兌換票據中內在之可兌換權		54,038	52,070
Convertible note receivable from an associate	應收一間聯營公司之可兌換票據	13	53,016	241,450
Conversion options embedded in convertible note receivable from an associate	應收一間聯營公司之可兌換票據中內在之可兌換權	13	8,784	44,642
Deposits for acquisition of interests in properties	收購物業權益按金		60,235	58,830
Club debentures	會所債券		3,545	3,500
Deferred tax assets	遞延稅項資產		1,464	1,464
			3,454,436	2,748,055
Current Assets	流動資產			
Prepaid lease payments	預付租賃付款		515	–
Inventories	存貨		207	107
Properties held for sales	持作銷售之物業		142,000	–
Deposit paid for acquisition of subsidiaries	收購附屬公司按金	12	30,000	–
Other asset	其他資產	14	130,000	229,288
Trade and other receivables and prepayments	貿易及其他應收款項及預付款	15	354,340	389,173
Investments held for trading	持作買賣投資		1,012,520	598,748
Deposits paid for acquisition of investments held for trading	收購持作買賣投資已付按金	16	–	73,289
Convertible notes designated at fair value through profit or loss	按公平值列賬並計入損益表之可兌換票據	17	126,210	122,549
Short-term loans receivable	應收短期貸款	18	350,102	308,549
Margin loan receivables	應收孖展貸款		3,291	2,813
Loans to associates	給予聯營公司貸款		379,281	372,072
Tax recoverable	可退回稅項		1,007	1,438
Bank balances and cash	銀行結餘及現金		224,794	161,626
			2,754,267	2,259,652

Condensed Consolidated Balance Sheet
簡明綜合資產負債表

At 30 September 2007 於二零零七年九月三十日

		NOTES 附註	30 September 2007 HK$'000 (Unaudited) 二零零七年九月三十日 千港元 (未經審核)	31 March 2007 HK$'000 (Audited) 二零零七年三月三十一日 千港元 (經審核)
Current Liabilities	流動負債			
Trade and other payables	貿易及其他應付款項	19	423,032	90,723
Margin loan payables	應付孖展貸款		6,212	6,377
Amounts due to related companies	應付有關連公司之款項	20	368,048	162,817
Amount due to ultimate holding company	應付最終控股公司之款項	21	–	169,757
Tax payable	應付税項		179,982	63,977
Dividend payable	應付股息		33,381	–
Borrowings – due within one year	借款－一年內到期	22	536,045	514,650
Bank overdrafts	銀行透支		20,620	21,006
			1,567,320	1,029,307
Net Current Assets	流動資產淨值		1,186,947	1,230,345
Total Assets Less Current Liabilities	資產總值減流動負債		4,641,383	3,978,400
Capital and Reserves	資本及儲備			
Share capital	股本	23	40,057	2,528
Reserves	儲備		3,160,210	2,489,962
Equity attributable to equity holders of the Company	本公司股權持有人應佔股本權益		3,200,267	2,492,490
Minority Interests	少數股東權益		657,870	706,622
Total Equity	權益總額		3,858,137	3,199,112
Non-current Liabilities	非流動負債			
Borrowings – due after one year	借款－一年後到期	22	79,980	83,700
Convertible loan notes	可兑換貸款票據		609,113	659,341
Deferred tax liabilities	遞延税項負債		94,153	36,247
			783,246	779,288
			4,641,383	3,978,400

Condensed Consolidated Statement of Changes in Equity
簡明綜合股東權益變動表

For the six months ended 30 September 2007 截至二零零七年九月三十日止六個月

		Attributable to equity holders of the Company 本公司股權持有人應佔												
		Share capital *HK$'000* 股本 千港元	Share premium *HK$'000* 股份溢價 千港元	Contributed surplus *HK$'000* *(note a)* 實繳盈餘 千港元 (附註a)	Currency translation reserve *HK$'000* 貨幣兌換儲備 千港元	Capital redemption reserve *HK$'000* 資本贖回儲備 千港元	Convertible loan notes reserve *HK$'000* 可換股貸款票據儲備 千港元	Investments revaluation reserve *HK$'000* 投資重估儲備 千港元	Other reserves *HK$'000* *(note b)* 其他儲備 千港元 (附註b)	Revaluation reserve *HK$'000* 重估儲備 千港元	Retained profits *HK$'000* 保留溢利 千港元	Total *HK$'000* 合計 千港元	Minority interests *HK$'000* 少數股東權益 千港元	Total equity *HK$'000* 股本總額 千港元
At 1 April 2006 (audited)	於二零零六年四月一日(經審核)	2,372	264,185	1,448,202	26,600	592	–	(32,498)	9,932	–	149,504	1,868,889	350,434	2,219,323
Currency realignment	外幣調整	–	–	–	7,168	–	–	–	–	–	–	7,168	15,402	22,570
Share of reserves of associates	應佔聯營公司儲備	–	–	–	4,234	–	–	(173)	(5,276)	–	–	(1,215)	–	(1,215)
Fair value change on available-for-sale investments	可供銷售投資公平值之變動	–	–	–	–	–	–	(103,952)	–	–	–	(103,952)	–	(103,952)
Revaluation increase on acquisition of additional interest in an associate	增購一間聯營公司權益時重估增加	–	–	–	–	–	–	–	–	4,471	–	4,471	–	4,471
Net income (expense) recognized directly in equity	直接於股本權益確認之收入(支出)淨額	–	–	–	11,402	–	–	(104,125)	(5,276)	4,471	–	(93,528)	15,402	(78,126)
Impairment loss on available-for-sale investments	可供銷售投資之減值虧損	–	–	–	–	–	–	13,120	–	–	–	13,120	–	13,120
Realized on disposal of subsidiaries	出售附屬公司時變現	–	–	–	(26,912)	–	–	–	–	–	–	(26,912)	–	(26,912)
Realized on disposal of associates	出售聯營公司時變現	–	–	–	(450)	–	–	7,814	(9,883)	–	–	(2,519)	–	(2,519)
Profit for the period	本期溢利	–	–	–	–	–	–	–	–	–	491,398	491,398	848,717	1,340,115
Total recognized income and expense for the period	本期已確認收入及開支總額	–	–	–	(15,960)	–	–	(83,191)	(15,159)	4,471	491,398	381,559	864,119	1,245,678
Recognition of equity component of convertible loan notes	確認可兌換貸款票據之權益部份	–	–	–	–	–	59,552	–	–	–	–	59,552	–	59,552
Issue of shares for acquisition of subsidiaries	因收購附屬公司而發行股份	99	38,634	–	–	–	–	–	–	–	–	38,733	–	38,733
Issue of shares for scrip dividend	發行以股代息股份	21	7,249	–	–	–	–	–	–	–	–	7,270	–	7,270
Distributions	分派	–	–	–	–	–	–	–	–	–	(15,027)	(15,027)	–	(15,027)
Arising on acquisition of subsidiaries	收購附屬公司時產生	–	–	–	–	–	–	–	–	–	–	–	285,518	285,518
Dividend paid to minority shareholders of subsidiaries	向附屬公司少數股東支付股息	–	–	–	–	–	–	–	–	–	–	–	(935,390)	(935,390)
Conversion of convertible loan notes	兌換可兌換貸款票據	–	204	–	–	–	(18)	–	–	–	–	186	–	186
Issue of shares upon exercises of share options	行使購股權時發行股份	33	9,681	–	–	–	–	–	–	–	–	9,714	–	9,714
At 30 September 2006 (unaudited)	於二零零六年九月三十日(未經審核)	2,525	319,953	1,448,202	10,640	592	59,534	(115,689)	(5,227)	4,471	625,875	2,350,876	564,681	2,915,557

Condensed Consolidated Statement of Changes in Equity
簡明綜合股東權益變動表

For the six months ended 30 September 2007 截至二零零七年九月三十日止六個月

		Attributable to equity holders of the Company 本公司股權持有人應佔												
		Share capital HK$'000 股本 千港元	Share premium HK$'000 股份溢價 千港元	Contributed surplus HK$'000 (note a) 實繳盈餘 千港元 (附註a)	Currency translation reserve HK$'000 貨幣兌換儲備 千港元	Capital redemption reserve HK$'000 資本贖回儲備 千港元	Convertible loan notes reserve HK$'000 可換股貸款票據儲備 千港元	Investments revaluation reserve HK$'000 投資重估儲備 千港元	Other reserves HK$'000 (note b) 其他儲備 千港元 (附註b)	Revaluation reserve HK$'000 重估儲備 千港元	Retained profits HK$'000 保留溢利 千港元	Total HK$'000 合計 千港元	Minority interests HK$'000 少數股東權益 千港元	Total equity HK$'000 股本總額 千港元
At 31 March 2007 (audited)	於二零零七年三月三十一日(經審核)	2,528	320,977	1,448,202	39,910	592	59,530	(66,609)	10,603	27,828	648,929	2,492,490	706,622	3,199,112
Currency realignment	外幣調整	-	-	-	4,251	-	-	-	-	-	-	4,251	2,275	6,526
Share of reserves of associates	應佔聯營公司儲備	-	-	-	3,628	-	-	2,259	472	-	-	6,359	-	6,359
Fair value change on available-for-sale investments	可供銷售投資之公平值變更	-	-	-	-	-	-	(29,999)	-	-	-	(29,999)	-	(29,999)
Net income (expenses) recognized directly in equity	直接於股本權益確認之收入(支出)淨額	-	-	-	7,879	-	-	(27,740)	472	-	-	(19,389)	2,275	(17,114)
Realized on disposal of available-for-sale investments	出售可供銷售投資時變現	-	-	-	-	-	-	(16,115)	-	-	-	(16,115)	-	(16,115)
Profit for the period	本期溢利	-	-	-	-	-	-	-	-	-	581,057	581,057	(101,006)	480,051
Total recognized income and expense for the period	本期已確認收入及開支總額	-	-	-	7,879	-	-	(43,855)	472	-	581,057	545,553	(98,731)	446,822
Issue of bonus shares by capitalization of share premium account	將股份溢價賬資本化發行紅股	36,749	(36,749)	-	-	-	-	-	-	-	-	-	-	-
Placement of shares	配售股份	435	147,465	-	-	-	-	-	-	-	-	147,900	-	147,900
Transaction costs attributable to payment of shares	配售股份之交易成本	-	(6,283)	-	-	-	-	-	-	-	-	(6,283)	-	(6,283)
Distributions	分派	-	-	-	-	-	-	-	-	-	(33,381)	(33,381)	-	(33,381)
Acquisition of additional interests in subsidiaries from minority interests	自少數股東權益中增購附屬公司權益	-	-	-	-	-	-	-	-	-	-	-	(11,560)	(11,560)
Arising on acquisition of subsidiaries	收購附屬公司時產生	-	-	-	-	-	-	-	-	-	-	-	61,539	61,539
Conversion of convertible notes	兌換可兌換貸款票據	345	58,588	-	-	-	(4,945)	-	-	-	-	53,988	-	53,988
At 30 September 2007 (unaudited)	於二零零七年九月三十日(未經審核)	40,057	483,998	1,448,202	47,789	592	54,585	(110,464)	11,075	27,828	1,196,605	3,200,267	657,870	3,858,137

Notes:

(a) The contributed surplus of the Company at the respective balance sheet date represented:

(i) the credit arising from the transfer of the share premium account of the Company as at 20 February 1998 and 19 February 2003 to the contributed surplus account of the Company;

(ii) the credit arising from the reduction of the nominal value of the shares of the Company in 1999 and 2003; and

(iii) a balance as reduced by amounts transferred to the deficit account to eliminate the deficit of the Group as at 31 January 2000, 31 January 2001, 20 March 2003 and 31 March 2005.

(b) Other reserves represent statutory reserve of the Group's associates shared by the Group.

附註：

(a) 本公司於各結算日之實繳盈餘指：

(i) 本公司於一九九八年二月二十日及二零零三年二月十九日將股份溢價賬轉撥往本公司之實繳盈餘賬所產生之進賬；

(ii) 於一九九九年及二零零三年削減本公司股份面值所產生之進賬；及

(iii) 扣除轉撥往虧絀賬以抵銷本集團分別於二零零零年一月三十一日、二零零一年一月三十一日、二零零三年三月二十日及二零零五年三月三十一日之虧絀後結餘。

(b) 其他儲備指本集團應佔本集團聯營公司之法定儲備。

Condensed Consolidated Cash Flow Statement
簡明綜合現金流量表

For the six months ended 30 September 2007 截至二零零七年九月三十日止六個月

		NOTES 附註	Six months ended 30 September 截至九月三十日止六個月 2007 HK$'000 (Unaudited) 二零零七年 千港元 (未經審核)	2006 HK$'000 (Unaudited) 二零零六年 千港元 (未經審核)
Net cash generated from (used in) operating activities	經營業務產生(動用)之現金淨額		483,431	(130,181)
Net cash (used in) generated from investing activities	投資業務(動用)產生之現金淨額			
Repayment of short-term loan receivables	償還短期貸款應收款項		57,075	375,426
Interest received	已收利息		45,671	23,474
Proceeds from disposal of interests in associates	出售聯營公司權益所得款項		263,359	26,437
Decrease on pledged bank deposits	已抵押銀行存款減少		-	19,966
Disposal of subsidiaries (net of cash and cash equivalents disposed)	出售附屬公司(扣除已出售現金及現金等值項目)	27	-	1,877,302
Proceeds from disposal of available-for-sale investments	出售可供銷售投資所得款項		21,607	73,500
New short-term loan receivables	短期應收貸款新增款項		(98,628)	(356,823)
Advance to associates	向聯營公司墊款		(324,600)	(15,492)
Repayment from associates	聯營公司還款		317,391	-
Acquisition of available-for-sale investments	收購可供銷售投資		(95,879)	(81,900)
Acquisition of interests in associates	收購聯營公司權益		(120,028)	-
Payments and deposits for acquisition of long-term investments made	收購長期投資所付款項及按金		(502,000)	(50,000)
Refund of deposit paid for acquisition of subsidiaries	退回收購附屬公司所付按金		20,000	-
Refund of payments and deposits for acquisition of long-term investment	退回收購長期投資所付款項及按金		35,000	-
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	收購附屬公司(扣除已收購現金及現金等值項目)	26	7,257	68,224
Purchase of convertible notes	收購可兌換票據		(158,275)	(389,000)
Acquisition of additional interests in subsidiaries	增購附屬公司權益		(6,069)	-
Other investing cash flows	其他投資現金流量		(1,896)	3,421
			(540,015)	1,574,535

Condensed Consolidated Cash Flow Statement
簡明綜合現金流量表

For the six months ended 30 September 2007 截至二零零七年九月三十日止六個月

		Six months ended 30 September 截至九月三十日止六個月 2007 HK$'000 (Unaudited) 二零零七年 千港元 (未經審核)	2006 HK$'000 (Unaudited) 二零零六年 千港元 (未經審核)
Net cash generated from (used in) financing activities	融資業務產生(動用)之現金淨額		
Issue shares expenses	股份發行開支	(6,283)	–
Proceeds from issue of shares	發行股份所得款項	147,900	9,714
Borrowings raised	新增借款	168,000	111,619
Interest paid	已付利息	(64,752)	–
Dividends paid to minority shareholders of subsidiaries	已付附屬公司少數股東股息	–	(935,390)
Repayments of borrowings	償還借款	(150,325)	(368,981)
Repayment from (advance to) related companies	來自(墊付)關連公司之還款	35,474	(208,326)
Other financing cash flows	其他融資現金流量	(14,179)	(7,766)
		115,835	(1,399,130)
Net increase in cash and cash equivalents	現金及現金等值項目增加淨額	59,251	45,224
Cash and cash equivalents at 1 April	於四月一日之現金及現金等值項目	140,620	(657)
Effect of foreign exchange rate changes	匯率變動之影響	4,303	(2,368)
Cash and cash equivalents at 30 September	於九月三十日之現金及現金等值項目	204,174	42,199
Analysis of the balances of cash and cash equivalents:	現金及現金等值項目結餘分析:		
Bank balances and cash	銀行結餘及現金	224,794	61,725
Bank overdrafts	銀行透支	(20,620)	(19,526)
		204,174	42,199

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

1. 編製基準

簡明綜合財務報表乃根據香港聯合交易所有限公司(「聯交所」)證券上市規則附錄十六之適用披露規定編製,並已遵守香港會計師公會(「香港會計師公會」)頒佈之香港會計準則第34號「中期財務報告」。

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared under the historical cost basis except for investment properties and certain financial instruments, which are measured at fair values.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 March 2007. In addition, the Group adopted the following accounting policies for acquisition of additional interests in subsidiaries during the period.

Acquisition of additional interests in subsidiaries

Any excess of the consideration paid over the net assets attributable to the interests in subsidiaries acquired are accounted for as goodwill. Any excess of the net assets attributable to the additional interests in subsidiaries acquired over the consideration is recognized immediately in profit or loss.

In the current interim period, the Group has applied, for the first time, a new standard, amendment and interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning 1 April 2007.

2. 主要會計政策

簡明綜合財務報表乃按歷史成本準則擬備,惟投資物業及若干財務工具按公平值計算除外。

簡明綜合財務報表所採納之會計政策與編製本集團於截至二零零七年三月三十一日止年度之年度財務報表所採納者一致。此外,本集團就本集團於期內增購附屬公司權益採納以下會計政策。

增購附屬公司權益

已支付代價超逾已收購附屬公司權益應佔資產淨值之差額列為商譽。已收購附屬公司額外權益應佔資產淨值超逾有關代價之差額,即時於損益表中確認。

於本期間,本集團首次採納多項由香港會計師公會頒佈並對二零零七年四月一日或其後開始之會計期間生效之新準則、修訂及詮釋(「新香港財務報告準則」)。

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Acquisition of additional interests in subsidiaries *(Continued)*

The adoption of the new HKFRSs had no material effect on the results or the financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognized.

The Group has not early applied any of the new and revised standards, amendments or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of new and revised standards or interpretations will have no material impact on the results or the financial position of the Group.

2. 主要會計政策（續）

增購附屬公司權益（續）

採納新香港財務報告準則對本會計期間或前期會計期間之業績編製及呈報方式並無重大影響，故無須作出前期調整。

本集團並無提前採納任何已頒佈但尚未生效之新準則、修訂或詮釋。本公司董事預期採納該等準則、修訂或詮釋將對本集團之業績及財務狀況並無重大影響。

3. SEGMENT INFORMATION

Business Segments

During the period ended 30 September 2006, the Group disposed of its subsidiaries and assets relating to the trading of computer related product business under the trade name "Memorex®" and trading of consumer electronic products, which resulted in discontinuance of business segment of (i) trading of computer related products under "Memorex® and (ii) trading of consumer electronic products.

During the period ended 30 September 2007, the Group acquired subsidiaries which were engaged in the business of water supply in the People's Republic of China (the "PRC") and resulted in a new business segment of water supply during the period.

The Group is currently organized into four business segments, namely (i) trading of non-"Memorex®" computer related products; (ii) trading of securities; (iii) sand mining and (iv) water supply.

3. 分類資料

業務分類

於截至二零零六年九月三十日止六個月內，本集團出售其附屬公司及商用名稱為「Memorex®」之電腦相關產品貿易業務及消費電子產品貿易之資產，該等出售導致(i)「Memorex®」電腦相關產品貿易及(ii)消費電子產品貿易之業務分類獲終止。

於截至二零零七年九月三十日止期間內，本集團收購於中華人民共和國（「中國」）從事供水業務之附屬公司，並導致期內產生一項新的供水業務分類。

本集團現時由四種業務分類組成，即(i)非「Memorex®」電腦相關產品貿易；(ii)證券買賣；(iii)採砂業務及(iv)供水業務。

3. SEGMENT INFORMATION (Continued) 3. 分類資料（續）

Business Segments (Continued) 業務分類（續）

Six months ended 30 September 2007 截至二零零七年九月三十日止六個月

		Trading of non-"Memorex®" computer related products HK$'000 非「Memorex®」電腦相關產品貿易 千港元	Trading of securities HK$'000 證券買賣 千港元	Sand mining HK$'000 採砂 千港元	Water supply HK$'000 供水 千港元	Consolidated HK$'000 綜合 千港元
Turnover	營業額	–	645,055	3,529	3,369	651,953
Revenue from external sales	外部銷售之收益	–	–	3,529	3,369	6,898
Segment result	分類業績	–	2,597	(9,278)	1,839	(4,842)
Interest income	利息收入					70,082
Unallocated corporate income	未分配企業收入					7,823
Unallocated corporate expenses	未分配企業支出					(67,486)
Finance costs	財務費用					(83,867)
Change in fair value of conversion options embedded in convertible notes	可兌換票據中內在之可兌換權之公平值變動					4,984
Change in fair value of conversion options embedded in convertible notes from an associate	一間聯營公司之可兌換票據中內在之可兌換權之公平值變動					26,554
Change in fair value of convertible notes designated at fair value through profit or loss	按公平值列賬並計入損益表之可兌換票據之公平值變動					43,544
Gain on convertible notes converted into investments held for trading	可兌換票據獲兌換為持作買賣投資之收益					434,221
Gain on investments held for trading	持作買賣投資之收益					210,798
Reversal of impairment loss on club debentures	會所債券減值虧損撥回					45
Loss on disposal of available-for-sale investments	出售可供銷售投資之虧損					(122)
Discount on acquisition of subsidiaries	收購附屬公司折讓					7,311
Discount on acquisition of additional interest in subsidiaries	增購附屬公司權益之折讓					5,491
Impairment loss on other asset	其他資產減值虧損					(99,288)
Impairment loss on available-for-sale investments	可供銷售投資之減值虧損					(16,159)
Loss on partial disposal of interest in an associate	出售一間部分聯營公司之虧損					(165,076)
Discount on acquisition of additional interest in an associate	增購一間聯營公司權益之折讓					148,309
Share of results of associates	應佔聯營公司業績					72,593
Profit before income tax	除所得稅前溢利					594,915
Income tax expense	所得稅開支					(114,864)
Profit for the period	本期間溢利					480,051

3. SEGMENT INFORMATION *(Continued)*

3. 分類資料（續）

Business Segments *(Continued)*

業務分類（續）

Six months ended 30 September 2006

截至二零零六年九月三十日止六個月

		Continuing operations 持續業務				Discontinued operations 非持續業務			
		Trading of non-"Memorex®" computer related products HK$'000 非「Memorex®」電腦相關產品貿易 千港元	Trading of securities HK$'000 證券買賣 千港元	Sand mining HK$'000 採砂 千港元	Sub-total HK$'000 小計 千港元	Trading of computer related products under "Memorex®" HK$'000 電腦相關產品貿易「Memorex®」品牌 千港元	Trading of consumer electronic products HK$'000 消費電子產品貿易 千港元	Sub-total HK$'000 小計 千港元	Consolidated HK$'000 綜合 千港元
Turnover	營業額	7,838	79,487	896	88,221	229,442	59,811	289,253	377,474
Revenue from external sales	外部銷售之收益	7,838	-	896	8,734	229,442	59,811	289,253	297,987
Segment result	分類業績	(2,494)	68	(54)	(2,480)	(73,450)	1,170	(72,280)	(74,760)
Interest income	利息收入				59,069			67	59,136
Unallocated corporate income	未分配企業收入				9,482			-	9,482
Unallocated corporate expenses	未分配企業支出				(44,125)			-	(44,125)
Finance costs	財務費用				(38,886)			(667)	(39,553)
Change in fair value of conversion options embedded in convertible notes	可兌換票據中內在之可兌換權之公平值變動				(185,111)			-	(185,111)
Change in fair value of conversion options embedded in convertible notes from an associate	一間聯營公司可兌換票據中內在之可兌換權之公平值變動				(19,113)			-	(19,113)
Change in fair value of convertible note designated at fair value through profit or loss	按公平值列賬並計入損益表之可兌換票據之公平值變動				5,579			-	5,579
Gain on investments held for trading	持作買賣投資之收益				1,187			-	1,187
Change in fair value of investment property	投資物業之公平值變動				9,000			-	9,000
Loss on disposal of subsidiaries	出售附屬公司虧損				(609)			-	(609)
Discount on acquisition of subsidiaries	收購附屬公司之折讓				116,363			-	116,363
Impairment loss on goodwill	商譽減值虧損				(6,621)			-	(6,621)
Impairment loss on available-for-sale investments	可供銷售投資之減值虧損				(28,088)			-	(28,088)
Gain on disposals of interest in an associate	出售一間聯營公司權益之收益				5,097			-	5,097
Share of results of associates	應佔聯營公司業績				(22,122)			-	(22,122)
Loss before income tax	除所得稅前虧損				(141,378)			(72,880)	(214,258)
Income tax credit	所得稅抵免				971			26,235	27,206
Gain on disposal of discontinued operations	出售非持續業務收益				-			1,527,167	1,527,167
(Loss) profit for the period	本期間（虧損）溢利				(140,407)			1,480,522	1,340,115

4. FINANCE COSTS

4. 財務費用

		Continuing operations Six months ended 30 September 持續業務 截至九月三十日止六個月		Discontinued operations Six months ended 30 September 非持續業務 截至九月三十日止六個月		Consolidated Six months ended 30 September 綜合 截至九月三十日止六個月	
		2007 *HK$'000* 二零零七年 千港元	2006 *HK$'000* 二零零六年 千港元	2007 *HK$'000* 二零零七年 千港元	2006 *HK$'000* 二零零六年 千港元	2007 *HK$'000* 二零零七年 千港元	2006 *HK$'000* 二零零六年 千港元
Interest on:	下列各項之利息：						
Borrowings	借貸	64,752	27,219	-	667	64,752	27,886
Convertible loan notes	可兌換貸款票據	19,115	11,667	-	-	19,115	11,667
		83,867	38,886	-	667	83,867	39,553

5. INCOME TAX (EXPENSE) CREDIT

5. 所得稅（支出）抵免

		Continuing operations Six months ended 30 September 持續業務 截至九月三十日止六個月		Discontinued operations Six months ended 30 September 非持續業務 截至九月三十日止六個月		Consolidated Six months ended 30 September 綜合 截至九月三十日止六個月	
		2007 *HK$'000* 二零零七年 千港元	2006 *HK$'000* 二零零六年 千港元	2007 *HK$'000* 二零零七年 千港元	2006 *HK$'000* 二零零六年 千港元	2007 *HK$'000* 二零零七年 千港元	2006 *HK$'000* 二零零六年 千港元
The (expense) credit comprises:	抵免（支出）包括：						
Profits tax:	利得稅：						
Hong Kong Profits Tax	香港利得稅	(114,921)	(125)	-	-	(114,921)	(125)
Overseas	海外	-	1,083	-	-	-	1,083
Deferred tax:	遞延稅項：						
Current period credit	本期間抵免	57	13	-	26,235	57	26,248
		(114,864)	971	-	26,235	(114,864)	27,206

Hong Kong Profits Tax was calculated at 17.5% of the estimated assessable profit for both periods.

香港利得稅乃按兩個期間估計應課稅溢利之17.5%計算。

Income tax arising other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

在其他司法管轄區所產生之所得稅按有關司法管轄區之現行稅率計算。

6. PROFIT FOR THE PERIOD 6. 期內溢利

		Continuing operations Six months ended 30 September 持續業務 截至九月三十日止六個月		Discontinued operations Six months ended 30 September 非持續業務 截至九月三十日止六個月		Consolidated Six months ended 30 September 綜合 截至九月三十日止六個月	
		2007 HK$'000 二零零七年 千港元	2006 HK$'000 二零零六年 千港元	2007 HK$'000 二零零七年 千港元	2006 HK$'000 二零零六年 千港元	2007 HK$'000 二零零七年 千港元	2006 HK$'000 二零零六年 千港元
Profit for the period has been arrived at after charging (crediting):	本期間溢利已扣除(計入)以下各項:						
Allowance for bad and doubtful debts	呆壞賬撥備	11,338	6,479	-	11,878	11,338	18,357
Impairment loss on goodwill *(note)*	商譽減值虧損(附註)	-	6,621	-	-	-	6,621
Depreciation of property, plant and equipment	物業、機器及設備之折舊	11,979	4,607	-	1,023	11,979	5,630
Exchange losses (gain)	兌匯虧損(收益)	4,184	(7,742)	-	(5,133)	4,184	(12,875)
Interest income	利息收入	(70,082)	(59,069)	-	(67)	(70,082)	(59,136)

Note: The impairment loss on goodwill represents full amount of goodwill arising on acquisition of Rapid Growth Limited in prior years, a subsidiary engaged in the business of property investment.

附註: 商譽減值虧損指於過往年度收購Rapid Growth Limited產生之全數商譽,Rapid Growth Limited為一間從事物業投資業務之附屬公司。

7. DISTRIBUTIONS 7. 分派

		2007 HK$'000 二零零七年 千港元	2006 HK$'000 二零零六年 千港元
Final, declared – HK1 cent per share for 2007, with a scrip option	末期,宣派一二零零七年每股1港仙(可選擇以股代息)	33,381	–
Final, paid – HK6 cents per share for 2006, with a scrip option	末期,已付一二零零六年每股6港仙(可選擇以股代息)	–	15,027
		33,381	15,027

7. DISTRIBUTIONS *(Continued)*

On 21 December 2007, the directors have resolved to declare an interim dividend of HK0.5 cent with scrip option (2006: HK5 cents with scrip option) should be paid to shareholders of the Company whose name appear on the Register of Members of the Company on 22 February 2008.

On 27 July 2007, a dividend of HK1 cent per share in cash with scrip option was declared to shareholders as a final dividend for the year ended 31 March 2007, amounting to HK$33,381,000.

On 28 July 2006, a dividend of HK6 cents per share in cash with scrip option was declared to shareholders as a final dividend for the year ended 31 March 2006, amounting to HK$15,027,000.

Cash and share dividends were offered in respect of the 2006 final and 2007 final dividends. These cash and share dividends were as follows:

7. 分派（續）

於二零零七年十二月二十一日，董事決議宣派中期股息每股0.5港仙（可選擇以股代息）（二零零六年：5港仙（可選擇以股代息）予於二零零八年二月二十二日名列本公司股東名冊內之本公司股東。

於二零零七年七月二十七日，本公司向股東宣派股息以現金每股1港仙（可選擇以股代息），作為截至二零零七年三月三十一日止年度之末期股息，金額合共33,381,000港元。

於二零零六年七月二十八日，本公司向股東宣派股息以現金每股6港仙（可選擇以股代息），作為截至二零零六年三月三十一日止年度之末期股息，金額合共15,027,000港元。

已就二零零六年末期及二零零七年末期股息提供現金及股份股息。該等現金及股份股息如下：

		2007 *HK$'000* 二零零七年 千港元	2006 *HK$'000* 二零零六年 千港元
Dividend	股息		
– Cash	一現金	32,057	7,758
– Share alternative	一股份選擇	1,324	7,269
		33,381	15,027

8. EARNINGS (LOSS) PER SHARE

8. 每股盈利(虧損)

(i) From continuing and discontinued operations

(i) 來自持續業務及非持續業務

The calculation of the basic and diluted earnings per share from continuing and discontinued operations attributable to equity holders of the Company is based on the following data:

本公司股權持有人應佔來自持續業務及非持續業務之每股基本及攤薄盈利乃基於以下數據計算:

		Six months ended 30 September 截至九月三十日止六個月	
		2007 *HK$'000* *(Note)* 二零零七年 千港元 附註	2006 *HK$'000* *(Note)* 二零零六年 千港元 附註
Earnings:	盈利:		
Earnings for the period attributable to equity holders of the Company for the purpose of basic earnings per share	用以計算每股本公司股權持有人應佔基本盈利之本公司股權持有人應佔本期間盈利	581,057	491,398
Adjustment to the share of results of an associate based on its dilution of its earnings per share	根據其每股盈利之攤薄而作出應佔聯營公司業績之調整	(5,029)	–
Interest on convertible loan notes	可兌換貸款票據利息	19,115	11,667
Earnings for the period attributable to equity holders of the Company for the purposes of diluted earnings per share	用以計算每股本公司股權持有人應佔攤薄盈利之本公司股權持有人應佔本期間盈利	595,143	503,065

8. EARNINGS (LOSS) PER SHARE *(Continued)* 8. 每股盈利(虧損)(續)

(i) From continuing and discontinued operations *(Continued)* 來自持續業務及非持續業務(續)

		2007 '000 *(Note)* 二零零七年 千 附註	2006 '000 *(Note)* 二零零六年 千 附註
Number of shares:	股份數目:		
Weighted average number of ordinary shares for the purpose of basic earnings per share	用以計算每股基本盈利之普通股加權平均數	3,915,286	3,213,606
Effect of dilutive potential ordinary shares	潛在普通股之攤薄影響		
– Share options	一購股權	–	1,741
– Convertible loan notes	一可兌換貸款票據	1,054,774	1,130,765
Weighted average number of ordinary shares for the purpose of diluted earnings per share	用以計算每股攤薄盈利之普通股加權平均數	4,970,060	4,346,112

Note: The weighted average number of ordinary shares had been adjusted for the effect of bonus issue as described in note 23.

附註: 普通股之加權平均數已就附註23所述發行紅股之影響作出調整。

8. EARNINGS (LOSS) PER SHARE *(Continued)*

8. 每股盈利（虧損）（續）

(ii) From continuing operations

(ii) 來自持續業務

The calculation of the basic earnings per share from continuing operations attributable to equity holders of the Company for the period is based on the following data:

本期間本公司股權持有人應佔來自持續業務之每股基本及攤薄盈利乃基於以下數據計算：

		Six months ended 30 September 截至九月三十日止六個月 2007 *HK$'000* 二零零七年 千港元	2006 *HK$'000* 二零零六年 千港元
Earnings (loss):	盈利（虧損）		
Profit for the period attributable to equity holders of the Company	本公司股權持有人應佔本期間溢利	581,057	491,398
Less: Profit for the period from discontinued operations attributable to equity holders of the Company	減：本公司股權持有人應佔來自非持續業務之本期間溢利	–	(626,636)
Profit (loss) for the purpose of basic earnings (loss) per share from continuing operations	計算來自持續業務之每股基本盈利（虧損）之溢利（虧損）	581,057	(135,238)
Adjustment to the share of results of an associate based on its dilution of its earning per share	根據其每股盈利之攤薄而作出應佔聯營公司業績之調整	(5,029)	–
Interest on convertible notes	可兌換票據利息	19,115	–
Profit (loss) for the purpose of diluted earnings (loss) per share from continuing operations	計算來自持續業務之每股攤薄盈利（虧損）之盈利（虧損）	595,143	(135,238)

The diluted earnings per share for the period ended 30 September 2006 taking into account of the exercise of share options and the conversion of convertible loan notes would result in a decrease in loss per share from continuing operations.

截至二零零六年九月三十日止期間之每股攤薄盈利（經計及行使購股權及兌換可兌換貸款票據後）將導致持續業務之每股虧損減少。

The denominators used are the same as those for continuing and discontinued operations.

所採用之分母與上文所述計算持續業務及非持續業務所採用者相同。

It has not accounted for the conversion of the convertible note issued by the associate for the period ended 30 September 2006 since such conversion is anti-dilutive.

由於兌換聯營公司發行之可兌換票據產生反攤薄影響，故截至二零零六年九月三十日止期間，其並未計入有關兌換事宜。

9. PROPERTY, PLANT AND EQUIPMENT

During the period, the Group acquired property, plant and equipment of HK$321,742,000 through acquisition of subsidiaries. Details of these are set out in note 26.

10. INTERESTS IN ASSOCIATES

At the beginning of the period, China Enterprises Limited, ("CEL", a non-wholly owned subsidiary of the Group) held 124,334,481 shares in Wing On Travel (Holdings) Limited ("Wing On"), representing approximately 20.36% interest in Wing On. In June 2007, CEL converted the convertible note of Wing On with principal amount of HK$237,000,000 into 300,000,000 shares in Wing On and disposed of 355,000,000 shares to the market at a consideration of approximately HK$253 million. The interest in Wing On held by CEL is reduced from 20.36% to 5.82%. The disposal of Wing On by CEL resulted in loss on partial disposal of interest in an associate amounting to HK$165,076,000.

In June and July 2007, the Group, through its wholly owned subsidiary, acquired 223,772,000 shares in Wing On (representing 13.45% interest in Wing On) from the market at a total consideration of HK$122,321,000, and resulted in discount on acquisition of HK$148,309,000. The interest in Wing On held by the Group is increased from 5.82% to 19.27%. The directors consider that the Group has significant influence over Wing On despite the interest held by the Group is below 20% and the Group has continuously accounted for Wing On as its associate.

11. PAYMENTS AND DEPOSITS FOR ACQUISITION OF LONG-TERM INVESTMENTS

During the period, two long-term investments were acquired by the Group as subsidiaries and the corresponding deposits of HK$60,000,000 were applied as partial settlement of consideration for acquisition of subsidiaries. Details of these are set out in note 26.

During the period, a deposit of HK$35,000,000 was refunded to the Group as a result of the conditions not being fulfilled by the vendor in accordance with the agreement. The balance of HK$552,000,000 at 30 September 2007 represented (i) a deposit of HK$50,000,000 for the acquisition of certain interests in sand mining operation business and the exploitation right for river sand business at a consideration of HK$179,000,000 ("Sand Mining Operation Business Acquisition"); (ii) various payments totalling HK$414,000,000 for the acquisition of companies which hold various properties interests in the PRC at total consideration of HK$414,000,000; and (iii) a payment of HK$88,000,000 for the acquisition of 49% interest in a company which was engaged in the polyester manufacturing in PRC at a consideration of HK$88,000,000. As at the date of the report, except for the Sand Mining Operation Business Acquisition, all other acquisitions were completed.

9. 物業、機器及設備

期內，本集團透過收購附屬公司購置321,742,000港元之物業、機器及設備。詳情載於附註26。

10. 聯營公司權益

期初，China Enterprises Limited（「CEL」，本集團之非全資附屬公司）於永安旅遊（控股）有限公司（「永安」）持有124,334,481股股份，佔於永安約20.36%權益。於二零零七年六月，CEL將永安本金額237,000,000港元之可兌換票據兌換為300,000,000股永安股份，並以約253,000,000港元之代價向市場出售355,000,000股股份。CEL於永安持有之權益由20.36%減至5.82%。CEL出售永安導致產生出售部分於聯營公司權益虧損165,076,000港元。

於二零零七年六月及七月，本集團透過其全資附屬公司以122,321,000港元之總代價自市場購入於永安之223,772,000股股份（佔於永安之13.45%權益），並產生收購折讓148,309,000港元。本集團於永安所持有之權益由5.82%增至19.27%。董事認為，儘管本集團所持有之權益低於20%，但本集團仍對永安產生重大影響力，且本集團仍繼續將永安列為其聯營公司。

11. 收購長期投資之所付款項及按金

期內，本集團收購兩項長期投資為附屬公司，而相應之60,000,00港元按金被用作為收購附屬公司之部份代價。該等收購之詳情載於附註26。

期內，由於賣方未根據協議達成條件，因此35,000,000港元按金被退回本集團。於二零零七年九月三十日552,000,000港元之結餘為(i)按代價179,000,000港元收購採砂營運業務及河砂開採權業務中之若干權益（「採砂營運業務收購」）之投標按金50,000,000港元；(ii)按總代價414,000,000港元於中國收購多項物業權益之多項投標款項414,000,000港元；及(iii)按代價88,000,000港元收購一間於中國從事聚脂生產之公司之49%權益之投標款項88,000,000港元。於本報告日期，除採砂營運業務收購外，所有其他收購均已完成。

12. DEPOSITS PAID FOR ACQUISITION OF SUBSIDIARIES

As at 31 March 2007, the amount represented the deposits paid for acquisition of 100% equity interest in Goal Wisdom Limited. Goal Wisdom Limited is an investment holding company with its subsidiary engaging in business of catering and entertainment operations and related management. During the period, the acquisition was cancelled because of certain conditions not yet fulfilled by the vendor, including the land use right related to a piece of land located in the PRC to be obtained by the subsidiary of Goal Wisdom Limited. The vendor refunded the amount of HK$20,000,000 to the Group during the period. Subsequent to 30 September 2007, the vendor refunded the remaining deposit of HK$30,000,000 to the Group.

12. 收購附屬公司所付之按金

於二零零七年三月三十一日，該款項為收購高威頓有限公司之全部股權而已付之按金。高威頓有限公司為投資控股公司，其附屬公司從事餐飲與娛樂及相關管理業務。在期間內，由於賣方未達成若干條件（包括有關將由高威頓有限公司之附屬公司取得位於中國之一塊土地之土地使用權），故該項收購已被取消。賣方於期內已將20,000,000港元之按金歸還予本集團。於二零零七年九月三十日後，賣方將其餘之30,000,000港元按金歸還予本集團。

13. CONVERTIBLE NOTE RECEIVABLE FROM AN ASSOCIATE/CONVERSION OPTIONS EMBEDDED IN CONVERTIBLE NOTE RECEIVABLE FROM AN ASSOCIATE

At the beginning of the period, a convertible note, which is held by CEL, represents a convertible note receivable with an aggregate principal amount of HK$300,000,000 from Wing On ("Wing On CN').

The debt component of Wing On CN was accounted for as loans and receivables while the options element of Wing On CN was accounted for as derivative financial instruments.

In June 2007, CEL converted the convertible note of Wing On with principal amount of HK$237,000,000 into 300,000,000 shares in Wing On. During the period, an increase in fair value of conversion options of Wing On CN amounting to HK$26,554,000 has been recognized in the condensed consolidated income statement. The shares converted are then classified as investments held for trading.

13. 應收一間聯營公司之可兌換票據／應收一間聯營公司之可兌換票據中內在之可兌換權

期初，CEL持有之可兌換票據為來自永安本金總額為300,000,000港元之應收可兌換票據（「永安可兌換票據」）。

永安可兌換票據之債務部分乃列賬為貸款及應收款項，而永安可兌換票據之兌換權部分則列賬為衍生財務工具。

於二零零七年六月，CEL將永安本金額237,000,000港元之永安可兌換票據兌換為300,000,000股永安股份。期內，增加達26,554,000港元之永安可兌換票據之兌換權之公平值已在簡明綜合收益表中確認。所兌換之股份被分類為持作買賣投資。

14. OTHER ASSET

The amount at 31 March 2007 was related to a land development project of 珠海市龍山智業產業園 located in Long Shan Development Area, Doumen District, Zhuhai City, the PRC. The Group made a payment of HK$229,288,000 to PRC government in return for the exclusive development right to the project and the right to obtain the land for the development. The Group is also entitled to sell the rights to the investors at consideration to be agreed among themselves. The Group acquired the other asset for resale purpose.

Subsequent to 30 September 2007, the Group entered into an agreement with an independent third party to dispose of the other asset at a consideration of HK$130,000,000, and accordingly, an impairment loss on other asset of HK$99,288,000 were recognized in the condensed consolidated income statement.

14. 其他資產

於二零零七年三月三十一日之金額與位於中國珠海市斗門區龍山發展區之珠海市龍山智業產業園土地開發項目有關。本集團向中國政府支付229,288,000港元，以獲得該項目之專屬開發權利及取得該土地作開發用途之權利。本集團亦有權按雙方協定之代價將此等權利出售予其他投資者。本集團已收購之其他資產乃用作轉售用途。

於二零零七年九月三十日後，本集團與獨立第三方訂立協議，按130,000,000港元之代價出售其他資產，因此，其他資產之減值虧損99,288,000港元已於簡明綜合收益表中確認。

15. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

Included in trade and other receivables and prepayments is trade receivables balance of HK$2,432,000 (3/31/2007: HK$1,101,000). The Group allows an average credit period of one to two months to its trade customers.

The following is an aged analysis of trade debtors at the reporting date:

15. 貿易及其他應收款項及預付款

貿易及其他應收款項及預付款包括為數2,432,000港元之應收貿易款項結餘（二零零七年三月三十一日：1,101,000港元）。本集團向其貿易客戶提供平均一至兩個月不等之信貸期。

於報告日期之應收貿易款項賬齡分析如下：

		30 September 2007 *HK$'000* 二零零七年九月三十日 千港元	31 March 2007 *HK$'000* 二零零七年三月三十一日 千港元
Not yet due	未到期	255	1,101
Overdue more than one months	逾期超過一個月	2,177	–
		2,432	1,101

Included in other receivables is (i) an amount of HK$111,252,000 representing the consideration receivable for disposal of investments held for trading held in brokers' accounts and (ii) an amount of HK$141,000,000 relating to the consideration receivable for the disposal of subsidiaries during the year ended 31 March 2007 which was subsequently settled after 30 September 2007.

其他應收款項為(i)於經紀帳目中所持有之出售持作買賣投資之應收代價款項111,252,000港元及(ii)有關於截至二零零七年三月三十一日止年度內出售附屬公司之應收代價141,000,000港元，該筆款項已於二零零七年九月三十日其後清償。

16. DEPOSIT PAID FOR ACQUISITION OF INVESTMENTS HELD FOR TRADING

During the period, the acquisition of investments held for trading were completed and the related deposits were transferred to the investments held for trading accordingly.

16. 收購持作買賣投資所付按金

期內，持作買賣投資之收購已完成，因此相關之按金已轉至持作買賣投資。

17. CONVERTIBLE NOTES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

During the period, the Group subscribed two convertible notes with principal amount of HK$40,000,000 from Wonson International Holdings Limited ("Wonson") and HK$118,275,000 from China Star Entertainment Limited ("China Star"). The shares of Wonson and China Star are listed on the Stock Exchange. The Group designated them as financial assets at fair value through profit or loss because these convertible notes meet the criteria for the category of financial assets designated of fair value through profit and loss. After the subscription, the Group fully converted the convertible notes of Wonson and China Star during the period. A gain amounting to HK$434,221,000, representing the difference between the fair value of the shares converted and the initial cost of the convertible notes paid by the Group during the period, has been recognized in the condensed consolidated income statement. The shares converted are then classified as investments held for trading.

During the period, the gain on change in fair value of other convertible notes designated at fair value through profit and loss of which the fair value is measured under Black-Scholes model was HK$43,544,000.

17. 按公平值列賬並計入損益表之可兌換票據

期內，本集團向和成國際集團有限公司(「和成」)及中國星集團有限公司(「中國星」)分別認購本金額達40,000,000港元及118,275,000港元之兩份可兌換票據。和成及中國星之股份均於聯交所上市。由於該等可兌換票據符合按公平值列賬並計入損益表之財務資產類別之標準，故本集團已指定該等可兌換票據按公平值列賬並計入損益表之財務資產。於認購後，本集團已於期內將和成及中國星可兌換票據全部進行兌換。於兌換日期之公平值收益為434,221,000港元，為所兌換股份之公平值與可兌換票據於本集團支付之最初成本之差額，並已在簡明綜合收益表中確認。所兌換之股份被分類為持作買賣投資。

期內，按公平值列賬並計入損益表之可兌換票據之公平值變動收益(該公平值乃按Black-Scholes模式計量)為43,544,000港元。

18. SHORT-TERM LOANS RECEIVABLE

During the period, the Group made advances of HK$98,628,000 and received repayments of HK$57,075,000.

The amounts are secured, bear interest at Hong Kong Prime Rate plus 2% to 3% per annum and repayable on demand or within one year.

18. 應收短期貸款

期內，本集團墊款98,628,000港元，並已收取還款57,075,000港元。

該等款項為有抵押、按香港最優惠利率加年息2厘至3厘計息，並須於要求時或於一年內償還。

19. TRADE AND OTHER PAYABLES

Included in trade and other payables is trade creditors balance of HK$5,256,000 (3/31/2007: HK$4,421,000).

The following is an aged analysis of trade creditors at the reporting date:

19. 貿易及其他應付款項

貿易及其他應付款項包括貿易應付款項結餘5,256,000港元(二零零七年三月三十一日:4,421,000港元)。

於報告日期之貿易債務賬齡分析如下:

	30 September 2007 *HK$'000* 二零零七年九月三十日 千港元	31 March 2007 *HK$'000* 二零零七年三月三十一日 千港元
Not yet due	3,878	4,421
Overdue more than one month	1,378	–
	5,256	4,421

20. AMOUNTS DUE TO RELATED COMPANIES

The amounts are unsecured, bear interest at Hong Kong Prime Rate plus 2% to 3% per annum and repayable on demand or within one year.

20. 應付有關連公司之款項

該款項為無抵押,按香港最優惠利率加年息2厘至3厘計息,並須於要求時或於一年內償還。

21. AMOUNT DUE TO ULTIMATE HOLDING COMPANY

During the period, the amount was reclassified to amounts due to related companies upon the change in shareholding in the Company being held by ITC Corporation Limited, the former ultimate holding company.

21. 應付最終控股公司之款項

期內,於前最終控股公司德祥企業集團有限公司所持有本公司之股權出現變動後,該款項獲重新分類至應付關連公司款項。

22. BORROWINGS

During the period, the Group obtained additional bank and other loans of approximately HK$168,000,000 which bear interest at prevailing market rates ranging from 4.63% to 12.00% per annum and repayable from 2007 to 2009. The Group also repaid bank and other loans of approximately HK$150,325,000.

22. 借款

期內,本集團取得為數約168,000,000港元之額外銀行及其他貸款,有關貸款均按當時市場利率介乎年息4.63厘至12.00厘計息,並須於二零零七年至二零零九年期間償還。本集團亦償還約150,325,000港元之銀行及其他貸款。

23. SHARE CAPITAL 23. 股本

		Number of share 股份數目	Share capital *HK$'000* 股本 千港元
Ordinary shares of HK$0.01 each	每股面值0.01港元之普通股		
At 1 April 2007	於二零零七年四月一日	252,824,340	2,528
Placement of shares *(note a)*	配售股份（附註a）	43,500,000	435
Issue of bonus shares by capitalization of the share premium account *(note b)*	透過資本化股份溢價賬發行紅股（附註b）	3,674,892,976	36,749
Conversion of convertible notes *(note c)*	兌換可兌換票據（附註c）	34,530,202	345
At 30 September 2007	於二零零七年九月三十日	4,005,747,518	40,057

Notes:

(a) On 11 April 2007, the Company entered into a placing agreement with a placing agent for placement of 43,500,000 new shares on a best-effort basis at the price of HK$3.40 per share to independent third parties.

(b) On 11 April 2007, the Company announced that a bonus issue of 3,007,268,390 new shares were issued to the shareholders whose names appeared on the register of members of the Company on 21 May 2007 by way of capitalisation of the share premium account on the basis of ten bonus shares for every one existing share held by the shareholders on the record date.

On 10 September 2007, the Company announced that a bonus issue of 667,624,586 new shares were issued to the shareholders whose names appeared on the register of numbers of the Company on 10 September 2007 by way of capitalisation of the share premium account on the basis of five bonus shares for every one existing share held by the shareholders on 10 September 2007.

(c) During the period, convertible loan notes with principal amount of HK$64,025,940 were converted into 34,530,202 shares of the Company.

附註：

(a) 於二零零七年四月十一日，本公司與配售代理訂立配售協議，按竭盡所能基準以每股股份3.40港元之價格向獨立第三方配售43,500,000股新股。

(b) 於二零零七年四月十一日，本公司宣佈發行紅股，透過資本化股份溢價賬方式向二零零七年五月二十一日名列本公司股東名冊上之股東發行3,007,268,390股新股，基準為股東於記錄日期每持有一股現有股份將獲發十股紅股。

於二零零七年九月十日，本公司宣佈發行紅股，透過資本化股份溢價賬方式向二零零七年九月十日名列本公司股東名冊上之股東發行667,624,586股新股，基準為股東於二零零七年九月十日每持有一股現有股份將獲發五股紅股。

(c) 期內，本金額64,025,940港元之可兌換貸款票據獲兌換為本公司34,530,202股股份。

24. PLEDGE OF ASSETS

At the balance sheet date, the following assets were pledged by the Group to secure banking and other financing facilities:

24. 資產抵押

於結算日，本集團將下列資產作為銀行及其他融資信貸之抵押：

		30 September 2007 *HK$'000* 二零零七年九月三十日 千港元	31 March 2007 *HK$'000* 二零零七年三月三十一日 千港元
Listed securities of associates	聯營公司之上市證券	399,469	92,955
Investment properties	投資物業	146,000	146,000
Available-for-sale investments	可供銷售投資	59,593	-
Investments held for trading	持作買賣投資	93,350	61,087
		698,412	300,042

25. DISPOSAL OF SUBSIDIARIES

During the period ended 30 September 2006, the Group disposed of its entire interest in Hanny Strategic Limited and Better Gain Limited at a consideration of HK$18. The net assets of disposed subsidiaries at the date of disposal were as follows:

25. 出售附屬公司

截至二零零六年九月三十日止期間，本集團以代價18港元出售其於Hanny Strategic Limited及Better Gain Limited之全部權益。被出售附屬公司於出售日期之資產淨值如下：

		HK$'000 千港元
Net assets disposed of	已出售資產淨值	609
Loss on disposal	出售之虧損	(609)
Total consideration satisfied by cash	以現金支付之總代價	-
Net cash outflow arising on disposal:	出售產生之現金流出淨額：	
Cash consideration	現金代價	-
Bank balances and cash disposal of	出售之銀行結餘及現金	(3)
		(3)

26. ACQUISITION OF SUBSIDIARIES

On 4 June 2007, the Group entered into an agreement to acquire 100% interest in Regrowth Resources Limited at a consideration of HK$80,000,000. Regrowth Resources Limited is an investment holding company, which holds 59.75% interest in a subsidiary engaging in the business of water supply in the PRC. The acquisition was completed on 29 June 2007.

On 1 June 2007, the Group entered into an agreement to acquire 100% interest in 東莞市富昌建材貿易有限公司 at a consideration of HK$90,000,000. 東莞市富昌建材貿易有限公司 is engaged in the sand mining business in the PRC. The acquisition was completed on 29 June 2007.

The net assets acquired in the transactions, and the goodwill and discount on acquisition arising, are as follows:

26. 收購附屬公司

於二零零七年六月四日，本集團訂立協議以代價80,000,000港元收購新生資源有限公司100%權益。新生資源有限公司為投資控股公司，其擁有一間在中國從事供水業務之子公司59.75%權益。收購於二零零七年六月二十九日已完成。

於二零零七年六月一日，本集團訂立協議以代價90,000,000港元認購東莞市富昌建材貿易有限公司100%股權。東莞市富昌建材貿易有限公司在中國從事採砂業務。收購於二零零七年六月二十九日已完成。

於交易中收購之資產淨值及所產生之商譽及收購折讓如下：

		Regrowth Resources Limited 新生資源有限公司			東莞市富昌建材貿易有限公司			
		Acquiree's carrying amount before combination HK$'000 被收購公司於合併前之賬面值 千港元	Provisional fair value adjustments HK$'000 暫時公平值調整 千港元	Provisional fair value HK$'000 暫時公平值 千港元	Acquiree's carrying amount before combination HK$'000 被收購公司於合併前之賬面值 千港元	Provisional fair value adjustments HK$'000 暫時公平值調整 千港元	Provisional fair value HK$'000 暫時公平值 千港元	Total provisional fair value HK$'000 暫時公平值總計 千港元
Net assets acquired:	已收購之資產淨值：							
Property, plant and equipment	物業、機器及設備	66,299	101,108	167,407	23,590	130,745	154,335	321,742
Prepaid lease payments	預付租賃付款	8,385	-	8,385	-	-	-	8,385
Inventories	存貨	-	-	-	158	-	158	158
Trade and other receivables	貿易及其他應收款項	2,572	-	2,572	155	-	155	2,727
Bank balances and cash	銀行結餘及現金	6,956	-	6,956	301	-	301	7,257
Trade and other payables	貿易及其他應付款項	(54,280)	-	(54,280)	(24,952)	-	(24,952)	(79,232)
Deferred taxation	遞延稅項	-	(25,277)	(25,277)	-	(32,686)	(32,686)	(57,963)
		29,932	75,831	105,763	(748)	98,059	97,311	203,074
Minority interests	少數股東權益			(61,539)			-	(61,539)
Discount on acquisition	收購折讓			-			(7,311)	(7,311)
Goodwill	商譽			35,776			-	35,776
Total consideration	總代價			80,000			90,000	170,000
Total consideration satisfied by:	總代價支付方式：							
Payments and deposits for acquisition of long-term investments	收購長期投資之付款及按金			35,000			25,000	60,000
Other payables *(Note)*	其他應付款項（附註）			45,000			65,000	110,000
				80,000			90,000	170,000
Net cash inflow arising on acquisition:	收購產生之現金流入淨額：							
Cash and cash equivalents acquired	收購之現金及現金等值項目			6,956			301	7,257

26. ACQUISITION OF SUBSIDIARIES *(Continued)*

The initial accounting for the above acquisitions has been determined provisionally, awaiting the receipt of professional valuation in relation to certain underlying assets and liabilities of the acquired subsidiaries. The goodwill of HK$35,776,000 and discount on acquisition of HK$7,311,000 were mainly attributable to the difference between the consideration and the fair value of underlying assets and liabilities acquired, and since the fair value of acquired assets and liabilities are determined provisionally and therefore, the goodwill and discount on acquisition may be subject to further changes upon finalization of initial accounting.

The provisional fair value adjustments of the property, plant and equipment are determined based on the valuation reports as at 31 March 2007 carried out by the independent valuer using the depreciated replacement cost approach for the property, plant and equipment of the subsidiary of Regrowth Resources Limited and income capitalization approach for the property, plant and equipment of 東莞市富昌建材貿易有限公司.

The subsidiaries acquired increased the Group's profit for the period between the date of acquisition and 30 September 2007 by HK$1,221,000.

The directors are of the view that it is impracticable to disclose the revenue and the result of the acquired subsidiaries for the period from 1 April 2007 to 30 September 2007 as if the acquisition had been effected at the 1 April 2007 since such financial information was not provided by the vendor.

Note: The other payables are unsecured, non-interest bearing and are subsequently settled in October, 2007.

27. DISCONTINUED OPERATIONS

In April 2006, the Group disposed of its subsidiaries and assets relating to the trading of computer related product business under the trade name "Memorex®" and trading of consumer electronic products, which resulted in discontinuance of business segment of trading of computer related products under "Memorex®" and trading of consumer electronic products.

26. 收購附屬公司(續)

上述收購之初步會計處理已獲暫時釐定,正等待有關被收購附屬公司若干相關資產及負債之專業估值報告。35,776,000港元之商譽及7,311,000港元之收購折讓主要為代價與所收購之相關資產及負債公平值之差異。由於所收購之資產及負債公平值已獲暫時釐定,因此,於完成初步會計處理後,商譽及收購折讓或會有進一步變動。

物業、機器及設備之暫時公平值調整乃根據獨立估值師於二零零七年三月三十一日運用折舊重置成本法對新生資源有限公司之附屬公司之物業、機器及設備進行評估及運用收入資本化法對東莞市富昌建材貿易有限公司之物業、機器、及設備進行評估之評估報告而釐定。

於收購日期至二零零七年九月三十日之期間內,所收購附屬公司為本集團溢利增加1,221,000港元。

董事認為,由於賣方並無提供財務資料,故披露被收購附屬公司於二零零七年四月一日至二零零七年九月三十日期間之收入及業績(猶如收購已於二零零七年四月一日生效)並不可行。

附註: 其他應付款項為無抵押、免息及隨後於二零零七年十月清還。

27. 非持續業務

於二零零六年四月,本集團出售其附屬公司及商用名稱為「Memorex®」之電腦相關產品貿易業務及消費電子產品貿易之資產,該等出售導致「Memorex®」電腦相關產品貿易及消費電子產品貿易之業務分類獲終止。

27. DISCONTINUED OPERATIONS *(Continued)*

27. 非持續業務（續）

The results of the trading of computer related products under "Memorex®" and trading of consumer electronic product business for the period from 1 April 2006 to the date of disposal were as follows:

於二零零六年四月一日至出售當日期間，「Memorex®」之電腦相關產品貿易業務及消費電子產品貿易業務之業績如下：

		1 April 2006 to 28 April 2006 *HK$'000* 二零零六年四月一日至二零零六年四月二十八日 千港元
Revenue	收入	289,253
Cost of sales	銷售成本	(270,047)
Other revenue	其他收入	2,678
Distribution costs	分銷成本	(89,370)
Administrative expenses	行政開支	(4,727)
Finance costs	財務費用	(667)
Loss before tax	除稅前虧損	(72,880)
Income tax credit	所得稅抵免	26,235
Loss for the period	本期間虧損	(46,645)
Add: Profit on disposal of discontinued operations	*加*：出售非持續業務之溢利	1,527,167
		1,480,522
Attributable to:	應佔：	
Equity holders of the Company	本公司股本持有人	626,636
Minority interests	少數股東權益	853,886
		1,480,522

27. DISCONTINUED OPERATIONS *(Continued)*

27. 非持續業務(續)

The net assets of discontinued operations at the date of disposal were as follows:

於出售日期,非持續業務之資產淨值如下:

		28 April 2006 *HK$'000* 二零零六年四月二十八日 千港元
Net assets disposed of	已出售資產淨值	541,334
Attributable goodwill	應佔商譽	167,908
		709,242
Exchange reserve realized	已變現匯兑儲備	(26,912)
Profit on disposal of discontinued operations	出售非持續業務之溢利	1,527,167
Total consideration	總代價	2,209,497
Satisfied by:	支付方式:	
Cash (US$269,064,000)	現金(269,064,000美元)	2,088,442
Amount held under escrow account (US$33,074,000)	根據託管賬戶持有金額(33,074,000美元)	256,615
Earnout amount (US$5,000,000)	額外金額(5,000,000美元)	38,795
Expenses incurred for disposal	出售產生之開支	(174,355)
Total consideration	總代價	2,209,497
Net cash inflow (outflow) arising on disposal:	出售產生之現金流入(流出)淨額:	
Cash consideration	現金代價	2,088,442
Expenses incurred for disposal	出售產生之開支	(174,355)
Bank balances and cash disposed of	出售之銀行結餘及現金	(36,785)
		1,877,302

28. CAPITAL COMMITMENT

At 30 September 2007, the Group had commitment of approximately HK$129,000,000 (3/31/2007: HK$Nil) for capital expenditure contracted for but not provided in the condensed consolidated financial statements in respect of the acquisition of a long-term investment.

28. 資本承擔

於二零零七年九月三十日,本集團就有關收購一項長期投資而已訂約惟未在簡明綜合財務報表撥備之資本開支承諾約為129,000,000港元(二零零七年三月三十一日:零港元)。

29. CHANGE IN PRESENTATION

In previous period, sale proceeds and related cost of sales of financial assets were presented in the condensed consolidated income statement within turnover and cost of sales respectively.

In preparation for the interim financial information for the period ended 30 September 2007, the presentation of turnover and cost of sale for sales of investments held for trading have been changed to reflect the nature of sales of financial assets in a more appropriate manner, whereby the net gain/losses on sales of financial assets are presented in the condensed consolidated income statement as gain on investments held for trading.

The effects of the change in presentation have been accounted for retrospectively with comparative figures changed. The specific line items affected are as follows:

29. 呈列方式之變動

於先前期間，銷售收益及出售財務資產之相關成本分別於簡明綜合收益表之營業額及銷售成本內呈報。

在編製截至二零零七年九月三十日止期間之中期財務報表時，出售持作買賣投資之營業額及銷售成本之呈列方式已作出變動，以更適當地反映出售財務資產性質，據此，出售財務資產之收益／虧損淨額於簡明綜合收益表中列為持作買賣投資之收益。

已針對呈列方式變動之影響作出追溯會計處理，比較數字已發生變動。受影響之項目具體載列如下：

		Six months ended 30 September 截至九月三十日止六個月	
		2007 *HK$'000* 二零零七年 千港元	2006 *HK$'000* 二零零六年 千港元
Decrease in revenue	收入減少	645,055	79,487
Decrease in cost of sales	銷售成本減少	126,614	77,041

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